UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number _________________________

GREENBRIAR CAPITAL CORP.

(Exact name of Registrant specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

632 Foster Avenue

Coquitlam, British Columbia, Canada, V3J 2L7

(Address of principal executive offices)

Jeffrey Ciachurski; (949) 903-5906; westernwind@shaw.ca
632 Foster Avenue, Coquitlam, British Columbia, Canada, V3J 2L7

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Not Applicable	Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of business of the period covered by the annual report.

Not Applicable

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐  No ☐

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐  No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "accelerated filer," "large accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐
Non Accelerated Filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act):

Yes ☐  No ☐

TABLE OF CONTENTS

GENERAL MATTERS

In this Registration Statement on Form 20-F (this “Registration Statement”), all references to “Greenbriar” are to Greenbriar Capital Corp., and all references to the “Company”, “our”, “us” or “we” refer to Greenbriar Capital Corp. and its consolidated subsidiaries, unless the context clearly requires otherwise.

We report under International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

We use the Canadian dollar as our reporting currency. All references to “C$” are to Canadian dollars and references to “US$” are to United States dollars.  On January 25, 2022, the daily average exchange rate for the conversion of Canadian dollars into U.S. dollars as reported by the Bank of Canada was C$1.00 = US$0.7918. See also Item 3, “Key Information” for more detailed currency and conversion information.

FORWARD LOOKING STATEMENTS

This Registration Statement contains statements that constitute "forward-looking statements". Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this Registration Statement and, in some cases, can be identified by words such as "anticipates", "estimates", "projects", "expects", "contemplates", "intends", "believes", "plans", "may", "will" or their negatives or other comparable words, although not all forward-looking statements contain these identifying words. Forward-looking statements in this Registration Statement may include, but are not limited to, statements and/or information related to: strategy, future operations, revenues, earnings, projected costs, expected production capacity, expectations regarding demand and acceptance of our products, trends in the market in which we operate, plans and objectives of management.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumption and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company's ability to build Sage Ranch, the Montalva Solar Project and the Alberta Solar Projects, and to begin production deliveries within certain timelines; the Company's labor costs and material costs remaining consistent with the Company's current expectations; there being no material variations in the current regulatory environment; and the Company's ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Such risks are discussed in Item 3.D "Risk Factors". In particular, without limiting the generality of the foregoing disclosure, the statements contained in Item 4.B. - "Business Overview", Item 5 - "Operating and Financial Review and Prospects" and Item 11 - "Quantitative and Qualitative Disclosures About Market Risk" are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Such risks, uncertainties and other factors include but are not limited to:

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. These cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to our Company or persons acting on our Company's behalf. We do not undertake to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as, and to the extent required by, applicable securities laws. You should carefully review the cautionary statements and risk factors contained in this Registration Statement and other documents that the Company may file from time to time with the securities regulators.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The Directors and senior management of our Company as of January 24, 2022 are as follows:

Name	Business Address	Function
Jeffrey J. Ciachurski	632 Foster Avenue Coquitlam, British Columbia, Canada V3J 2L7

As our Chief Executive Officer, Mr. Ciachurski is responsible for strategic planning and operations, oversight of the Sage Ranch, the Alberta Solar Projects and the Montalva Solar Project, as well as managing our relations with our lawyers, regulatory authorities and investor community; as a director, Mr. Ciachurski participates in management oversight and helps to ensure compliance with our corporate governance policies and standards. As Corporate Secretary, Mr. Ciachurski is responsible for ensuring that the board of directors has the proper advice and resources to fulfill their duties to shareholders

Anthony Balic	632 Foster Avenue Coquitlam, British Columbia, Canada V3J 2L7	As our Chief Financial Officer, Mr. Balic is responsible for the management and supervision of all of the financial aspects of our business and corporate governance and standards.

Clifford M. Webb	632 Foster Avenue Coquitlam, British Columbia, Canada V3J 2L7

As President, Mr. Webb is responsible for the oversight, design, and construction of our Montalva Solar project. As a director, Mr. Webb participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

J. Michael Boyd	632 Foster Avenue Coquitlam, British Columbia, Canada V3J 2L7	As an independent director, Mr. Boyd supervises our management and helps to ensure compliance with our corporate governance policies and standards.

Daniel Kunz	632 Foster Avenue Coquitlam, British Columbia, Canada V3J 2L7	As an independent director, Mr. Kunz supervises our management and helps to ensure compliance with our corporate governance policies and standards.

William Sutherland	632 Foster Avenue Coquitlam, British Columbia, Canada V3J 2L7	As an independent director, Mr. Sutherland supervises our management and helps to ensure compliance with our corporate governance policies and standards.

Devon Sandford	632 Foster Avenue Coquitlam, British Columbia, Canada V3J 2L7

As President of Greenbriar Capital Corp. Alberta, our wholly-owned subsidiary, Mr. Sandford leads the effort to build high quality "inside-the-fence", utility scale and commercial solar facilities in Alberta.

B. Advisers

Our legal advisers are McMillan LLP, Barristers & Solicitors, with a business address at Suite 1500, 1055 West Georgia Street, P.O. Box 1117, Vancouver, British Columbia, Canada V6E 4N7.

C. Auditors

Our auditors are Davidson & Company LLP, with a business address at 1200-609 Granville Street, P.O. Box 10372, Vancouver, British Columbia, Canada V7Y 1G6, which are members of the Institute of Chartered Accountants of British Columbia and are registered with both the Canadian Public Accountability Board (CPAB) and the U.S. Public Company Accounting Oversight Board (PCAOB). Davidson & Company LLP has audited our consolidated financial statements for the fiscal years ended December 31, 2019 and 2018. Our consolidated financial statements for the fiscal years ended December 31, 2017, 2016 and 2015 were audited by Deloitte LLP of 2800 - 1055 Dunsmuir Street, 4 Bentall Centre, P.O. Box 49279, Vancouver, British Columbia, Canada, V7X 1P4.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The selected historical consolidated financial information set forth below has been derived from our financial statements for the fiscal years ended December 31, 2019, 2018, 2017 and 2016, and the nine months ended September 30, 2021 and 2020.

Consolidated Statement of Net Loss

	Consolidated Statement of Income (Loss)
	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Revenues	-	-	-	-	-	-	-
Gross Profit	-	-	-	-	-	-	-
Net Income (Loss)	(8,050,137)	(2,140,310)	(3,145,139)	3,230,974	(3,803,743)	(4,443,154)	(414,961)
Loss per Share - Basic and Diluted	(0.30)	(0.10)	(0.14)	0.16	(0.21)	(0.30)	(0.03)

	Consolidated Statement of Financial Position
	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Cash and cash equivalents	45,747	6,799	47,672	25,865	2,695	132	-
Current Assets	3,076,419	3,530,523	4,393,114	3,183,311	1,079,428	751,544	21,268
Total Assets	10,215,334	9,793,337	10,794,933	9,443,253	8,244,944	8,274,271	9,065,536
Current Liabilities	5,184,033	2,522,044	2,992,902	3,669,788	5,878,760	5,640,315	5,246,281
Total Liabilities	5,184,033	2,522,044	2,992,902	3,830,275	6,262,219	6,162,447	5,675,143
Shareholders' Equity (Deficit)	5,031,301	7,271,293	7,802,031	5,612,978	1,982,725	2,111,824	3,390,393

B. Capitalization and Indebtedness

Our authorized capital consists of unlimited number of shares of common stock without par value (the "Common Shares").  As of January 24, 2022, 29,202,429 shares of our common stock were issued and outstanding.

Our indebtedness as of January 24, 2022 is summarized in the table below:

As at January 24, 2022
Accounts payable and accrued liabilities	4,789,246
Loans payable	740,406

The loans payable are unsecured and are repayable on demand.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

An investment in our shares carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this Registration Statement, including our financial statements and related notes included elsewhere in this Registration Statement, before you decide to purchase our shares. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our common shares. Refer to "Forward-Looking Statements".

We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Related to the Business of the Company

We must successfully develop our real estate and solar projects before we can earn revenue.  None of these have any operating history and may not perform as expected.

Our Sage Ranch real estate project, our Montalva Solar Project and our Alberta Solar Projects are all in the early stages of development.  None of the projects has any significant infrastructure constructed.  If we are unable to complete construction of the projects, we will not be able to realize any revenues from these developments.  These projects have no operating history. The ability of such projects to perform as expected will also be subject to risks inherent in newly constructed generation and transmission projects, including, but not limited to, equipment performance below the Corporation's expectations, unexpected component failures and product defects, and generation and transmission system failures and outages, as well as risks inherent in the marketing and sale of housing. The failure of some or all of the projects to perform as expected could have a material adverse effect on the Corporation's business, results of operations, financial condition and cash flows.

The Company's development and construction activities are subject to material risks, including expenditures for projects that may prove not to be viable, construction cost overruns and delays, or other factors.

Material delays or cost overruns could be incurred by the Company and its development and construction projects as a result of vendor or contractor non-performance, technical issues with the interconnection utility, disputes with landowners or other parties, severe weather and other causes.

The Company's construction activities relating to its projects - in particular, those related to utility and power generation - utilize a variety of products and materials. The cost to the Company of such products and materials may be impacted by a number of factors beyond the Company's control, including their general availability and the impact of tariffs and duties imposed by various governmental authorities. There is generally no such recovery mechanism available for such costs. The financial condition and results of operations of the Company may be impacted as a result.

The Company's development of the Montalva Solar Project are subject to material risks, including certain estimates about the strength and consistency of the solar radiance at its location, and other factors, that are beyond the Company's control.

The Company's plans include the development and construction of the Montalva Solar Project, a proposed solar and battery photovoltaic renewable solar electricity generating facility to be located in Puerto Rico.  The Company's assessment of the feasibility, revenues and profitability of the Montalva Solar Project depends upon estimates regarding the strength and consistency of the solar radiance and other factors which are beyond the Company's control. If weather patterns change or actual data proves to be materially different than estimates, the amount of electricity to be generated by the facility, and resulting revenues and profitability, may differ significantly from expected amounts.

The Company and its planned projects, operations and personnel will be exposed to the effects of severe weather, natural disasters, diseases, and other catastrophic and force majeure events beyond the Company's control, as well as those that may be caused by climate change, and such events could result in a material adverse effect on the Company.

The Company's planned real estate development and renewable energy projects and operations will be exposed to potential interruption and damage, and partial or full loss, resulting from environmental disasters, seismic activity, equipment failures and the like. There can be no assurance that in the event of an earthquake, hurricane, tornado, fire, flood, ice storm, tsunami, typhoon, terrorist attack, cyber-attack, act of war or other natural, manmade or technical catastrophe, all or some parts of the Company's planned projects and infrastructure systems will not be disrupted.  In particular, the occurrence of a significant event which disrupts the ability of the Company's planned power generation assets to produce or sell power for an extended period could have a material negative impact on the Company's business. The Company's real estate and renewable energy assets could be exposed to effects of severe weather conditions, natural and man-made disasters and potentially other catastrophic events. The occurrence of such an event may not release the Company from performing its obligations pursuant to agreements with third parties.

An outbreak of infectious disease, a pandemic (such as the current COVID-19 pandemic) or a similar public health threat, or a fear of any of the foregoing, could adversely impact the Company by causing operating, supply chain and project development delays and disruptions, labour shortages and shutdowns (including as a result of government regulation and prevention measures), and increased costs to the Company.

Climate change is predicted to lead to increased frequency and intensity of weather events and related impacts such as storms, wildfires, flooding and storm surge. Extreme weather events create a risk of physical damage to the Company's real estate and renewable energy assets. High winds can damage structures, and cause widespread damage to transmission and distribution infrastructure. Increased frequency and severity of weather events increases the likelihood that the duration of power outages and fuel supply disruptions could increase.

The potential impacts of climate change, such as rising sea levels and larger storm surges from more intense hurricanes, can combine to produce greater damage to power generation and other facilities located in coastal areas, such as our Montalva Solar Project.  Although the project is planned to be constructed, operated and maintained to minimize such damage, there can be no assurance these measures will fully mitigate the risk.

Climate change is also characterized by increases in global air temperatures. Increased air temperatures could also result in decreased efficiencies over time of both generation and transmission facilities.

These and other operating events and conditions could result in service and operational disruptions and may reduce our revenues, increase costs or both, and may materially affect our business, results of operations, financial position, valuation and cash flows, particularly if a situation is not resolved in a timely manner or the financial impacts of restoration are not alleviated through insurance policies or regulated rate recovery.

Energy generated by the Montalva Solar Project, if completed, will be sold under a long-term power purchase agreement which will be subject to a number of conditions, the failure by the Company to comply with which could result in termination of the agreement.  Any such termination could have a material adverse effect on the Company's results of operations and financial position.

Energy generated by the Montalva Solar Project, if completed, will be sold under a long-term power purchase agreement. This agreement contains customary terms including: the amount paid for energy from the project over the term of the agreement (which rate can be materially higher than prevailing market rates) and a requirement for the project to comply with technical standards and to achieve commercial operation within time frames prescribed by the contract. A failure to achieve satisfactory construction progress and/or the occurrence of any permitting or other unanticipated delays at a project could result in a failure to comply with the applicable agreement requirements within the specified time frames. Remedies for failure to comply with material provisions of the agreement generally include, among other things, the potential termination of the agreement by the non-defaulting party. Any such termination could have a material adverse effect on the Company's results of operations and financial position.

Our ability to develop our real estate and renewable energy projects depends on our ability to raise the necessary capital.

Our continued access to capital, through equity financing, project financing, credit facilities or other arrangements with acceptable terms is necessary for the development of our Sage Ranch real estate project and our Montalva Solar Project.  Our attempts to secure the necessary capital may not be on favorable terms, or successful at all. Our ability to arrange for financing on favorable terms, and the costs of such financing, are dependent on numerous factors, including general economic and capital market conditions, investor confidence, the continued success of current projects, the credit quality of the project being financed and the continued existence of tax laws which are conducive to raising capital.  If we are unable to secure capital through credit facilities or other arrangements, we may have to finance our projects using equity financing which would have a dilutive effect on our Common Shares. Our inability to raise capital, including on favourable terms, could have a material adverse effect on our growth prospects and financial condition.

Our Montalva Solar Project will be at financing risk if the project fails to satisfy tax incentive requirements or to meet third-party financing requirements.

The Company expects that it will rely on financing from third party tax equity investors to partially finance the construction of the Montalva Solar Project, the participation of which depends upon qualification of the project for U.S. tax incentives and satisfaction of the investors’ investment criteria. These investors typically provide funding upon commercial operation of the facilities in which they invest. Should the Montalva Solar Project fail to meet the conditions required for tax equity funding, returns from the facility expected by such investors may be adversely impacted and the investors may decline to continue financing the project.

Financial leverage and restrictive covenants contained in agreements to which we might become a party may restrict our future indebtedness and limit future business dealings.

We expect that any project financing entered into for the development of our Sage Ranch real estate project and our Montalva Solar Project, will make us subject to contractual restrictions governing our future indebtedness. The degree to which we and our subsidiaries are leveraged could have important consequences to shareholders, including: (i) our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other project developments may be limited; (ii) a significant portion of our future cash flows from operations may be dedicated to the payment of the principal of and interest on this indebtedness, thereby reducing funds available for future operations; and (iii) we may be more vulnerable to economic downturns and be limited in their ability to withstand competitive pressures. We expect to be made subject to operating and financial restrictions through covenants in customary loan and security agreements. These restrictions would usually prohibit or limit our, or our subsidiaries', ability to, among other things, incur additional debt, provide guarantee for indebtedness, create liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect any corporate or capital reorganization, make distributions or pay dividends, issue any equity interests and create subsidiaries. These restrictions may limit our and our subsidiaries' ability to obtain additional financing, withstand downturns in our business and take advantage of business opportunities. If we or a subsidiary defaults in respect of its obligations under any of the loan agreements, including without limitation servicing existing indebtedness, or to refinance any such indebtedness, lenders may be entitled to demand repayment and enforce their security against certain projects or other assets.

The Company's planned power generation facilities, utility systems and other assets involve a variety of risks customary to the power and utilities sector which, if they materialize, could disrupt or adversely affect its business, results of operations, financial position and cash flows.

The Company's ability to safely and reliably operate, maintain, construct and decommission (as applicable) its planned power generation facilities, utility systems and other assets involve a variety of risks customary to the power and utilities sector, many of which are beyond the Company's control, including those that arise from:

  casualty or other significant events such as fires, explosions, security breaches or drinking water contamination;

  commodity supply and transmission constraints or interruptions;

  workplace and public safety events;

  loss of key personnel;

  labour disputes;

  employee performance/workforce effectiveness;

  improper or erroneous acts of employees;

  demand (including seasonality);

  loss of key customers;

  reduction in the price received for services;

  reliance on transmission systems and facilities operated by third parties;

  land use rights/access;

  critical equipment breakdown or failure;

  lower-than-expected levels of efficiency or operational performance;

  acts by third parties, including cyber-attacks, criminal acts, vandalism, war and acts of terrorism;

  projects with a limited operating history;

  opposition by external stakeholders, including local groups, communities and landowners;

  commodity price fluctuations;

  lower prices for alternative fuel sources; and

  the Company's reliance on subsidiaries.

These and other operating events and conditions could result in service and operational disruptions and may reduce the Company's revenues, increase costs or both, and may materially affect its business, results of operations, financial position, valuation and cash flows, particularly if a situation is not resolved in a timely manner or the financial impacts of restoration are not alleviated through insurance policies or regulated rate recovery.

It is costly to construct solar power facilities and bring them into commercial production.

Before the sale of any power can occur, we must construct all the necessary infrastructure to produce power, including a power plan, battery storage system and a transmission line.  Considerable construction and administrative costs will need to be incurred before any revenue from power sales is received. To fund expenditures of this magnitude, we will need to seek additional financing and sources of capital. There can be no assurance that additional capital can be found and, even if found, the Company may still have to substantially reduce its interest in the project if the amount of additional capital proves to be inadequate.

It is costly to construct and sell residential real estate developments.

Before the sale of any home at Sage Ranch, we must construct all the necessary infrastructure, including streets, traffic signals, dry and wet utilities, sewer and drainage, and then construct homes after buyers are identified.  Considerable construction and administrative costs will need to be incurred before any revenue from home sales is received. To fund expenditures of this magnitude, we may need to seek additional financing and sources of capital. There can be no assurance that additional capital can be found.

The Company is dependent on its operating subsidiaries.

The Company is a holding company with no business operations of its own or material assets other than the shares of its subsidiaries. Accordingly, all of its operations are conducted by indirect subsidiaries. As a holding company, the Company requires dividends and other payments from its subsidiaries to meet cash requirements. While the Company anticipates that its subsidiaries will have sufficient cash flow to enable such subsidiaries to pay dividends or otherwise distribute cash, the terms of loan and security agreements may contain restrictions on the ability of subsidiaries to pay dividends and otherwise transfer cash or other assets in certain circumstances. As such, a decline in the business, financial condition, cash flows or results of operation of any of the Company's subsidiaries may result in restrictions on such subsidiaries' ability to pay dividends or otherwise distribute cash.

Housing prices are subject to fluctuations that are beyond the Company's control.

The market price for housing can be volatile. If the price should drop significantly, the economic prospects of the Company's Sage Ranch real estate project could be significantly reduced. If the cost of constructing each home exceeds the price the market can support, then the construction of new homes will have to cease and be resumed if the market price exceeds the construction costs.

Environmental and other regulatory requirements may add costs and uncertainty.

The Company's existing and planned operations require licenses and permits from various governmental authorities, and such operations are and will be subject to laws and regulations governing development, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, project safety and other matters. The Company can experience increased costs, and delays in production and other schedules, as a result of the need to comply with applicable laws, regulations, licenses and permits. There is no assurance that all approvals or required licenses and permits will be obtained. Failure to comply with applicable laws, regulations, licensing or permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its activities, and may have civil or criminal fines or penalties imposed upon it for violations of applicable laws or regulations.

Applicable laws and regulations, including environmental requirements and licensing and permitting processes, may require public disclosure and consultation. It is possible that a legal protest could be triggered through one of these requirements or processes that could delay, or require the suspension of the development of our real estate or renewable energy projects, or the operation of our renewable energy projects, and increase the Company's costs.

No assurance can be given that new laws and regulations will not be enacted or that existing laws and regulations will not be applied in a manner that could limit or curtail the Company's development or operation of our planned projects. Amendments to current laws, regulations, licenses and permits governing operations, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs, or reduction in levels of production.

There can be no assurance that existing permits will be renewed or that new permits required to advance or operate our planned projects will be granted.

The Company's operations are required to maintain permits issued by governments and agencies that govern overall facility construction or operations. If the Company is unable to renew existing permits or obtain new permits, then there may be adverse effects, such as loss of revenue and/or capital expenditures to enable long-term operations, potentially under different operating profiles.

The Company's officers and directors may have conflicts of interests arising out of their relationships with other companies.

Several of the Company's directors and officers serve (or may agree to serve) as directors or officers of other companies or have significant shareholdings in other companies. To the extent that such other companies may participate in ventures in which the Company participates, the directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.

Insurance policies may be insufficient to cover losses.

As protection against operating hazards, the Company intends to maintain insurance coverage against some, but not all, potential losses. The Company may not fully insure against all risks associated with its business either because such insurance is not available or because the cost of such coverage is considered prohibitive. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on the Company's financial

Security breaches, criminal activity, theft, terrorist attacks, cyber-attacks and other threats or incidents relating to the Company's information security could directly or indirectly interfere with the Company's operations, could expose the Company or its customers or employees to risk of loss, and could expose the Company to liability, regulatory penalties, reputational damage and other harm to its business.

The Company relies upon information technology networks, systems and devices to process, transmit and store electronic information, and to manage and support a variety of business processes and activities. The Company also uses information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with financial reporting, legal and tax requirements. The Company's technology networks, systems and devices collect and store sensitive data, including system operating information, proprietary business information belonging to the Company and third parties, as well as personal information belonging to the Company's customers and employees.

The Company's or its third-party vendor's information systems and information technology networks, devices and infrastructure may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to employee error or malfeasance, disruptions during software or hardware upgrades, telecommunication failures, theft, natural disasters or other similar events. In addition, certain sensitive information and data may be stored by the Company in physical files and records on its premises or transmitted to the Company verbally, subjecting such information and data to a risk of loss, theft and misuse. The occurrence of any of these events could impact the reliability of the Company's planned power generation facilities and planned utility distribution systems; could expose the Company, its customers or its employees to a risk of loss or misuse of information; and could result in legal claims or proceedings, liability or regulatory penalties against the Company, damage the Company's reputation or otherwise harm the Company's business.

The Company cannot accurately assess the probability that a security breach may occur or accurately quantify the potential impact of such an event. The Company can provide no assurance that it will be able to identify and remedy all cybersecurity, physical security or system vulnerabilities or that unauthorized access or errors will be identified and remedied.

The loss of key personnel, the inability to hire and retain qualified employees, and labor disruptions could adversely affect the Company's business, financial position and results of operations.

The Company's operations depend on the continued efforts of its employees. Hiring and retaining key employees and maintaining the ability to attract new employees are important to the Company's operational and financial performance. The Company cannot guarantee that any member of its management or any one of its key employees will continue to serve in any capacity for any particular period of time or that any leadership transitions will be successful.

Certain events or conditions, such as an aging workforce, epidemic, pandemic or similar public health emergency, mismatch of skill set or complement to future needs, or unavailability of contract resources may lead to operating challenges, labor disruption and increased costs. The challenges the Company might face as a result of such risks include a lack of resources, losses to its knowledge base and the time required to develop new workers' skills. In any such case, costs, including costs for contractors to replace employees, productivity costs and safety costs may rise. If the Company is unable to successfully attract and retain an appropriately qualified workforce, its financial position or results of operations could be negatively affected.

The maintenance of a productive and efficient labor environment without disruptions cannot be assured. In the event of a strike, work stoppage or other form of labor disruption, the Company would be responsible for procuring replacement labor and could experience disruptions in its operations and incur additional expense.

There is a risk that our leases will not be renewed.

The Company does not own all of the land on which its projects are located. Such projects generally are, and future projects may be, located on land occupied under long-term easements, leases and rights of way. We generally expect that our leases will be renewed. However, if we are not granted renewal rights, or if our leases are renewed subject to conditions which impose additional costs, or impose additional restrictions such as setting a price ceiling for energy sales, our profitability and operational activity could be adversely impacted.  Our use and enjoyment of real property rights for our planned renewable energy facilities may be adversely affected by the rights of lienholders and leaseholders that are superior to those of the grantors of those real property rights to us.

The Company may experience critical equipment breakdown or failure, which could have a material adverse effect on the Company's financial condition, results of operations, liquidity, reputation and ability to make distributions

The Company's planned facilities will be subject to the risk of critical equipment breakdown or failure and lower-than-expected levels of efficiency or operational performance due to the deterioration of assets from use or age, latent defect and design or operator error, among other things. These and other operating events and conditions could result in service disruptions and, to the extent that a facility's equipment requires longer than forecasted down times for maintenance and repair, or suffers disruptions of power generation, distribution or transmission for other reasons, the Company's business, operating results, financial condition or prospects could be adversely affected. In addition, a portion of the Company's infrastructure will be located in remote areas, which may make access to perform maintenance and repairs difficult if such assets become damaged.

Disruption in the Company's supply chain may have a material adverse effect on the Company's business, results of operation, financial condition and cash flows.

The Company's ability to operate effectively is in part dependent upon timely access to equipment, materials and service suppliers. Loss of key equipment, materials and service suppliers, and the reputational and financial risk exposures of key vendors, could affect the Company's operations and execution and profitability of capital projects. Manufacturing and delivery delays could adversely affect its projects, including (a) causing a delay in completion of a project, or (b) adversely impacting the availability of tax equity or other financing.

Challenges to the Company's tax positions, and changes in applicable tax laws, could materially and adversely affect returns to the Company's shareholders.

The Company conducts business and files tax returns in several different tax jurisdictions.  The Company regularly assesses its tax positions, as well as the likely outcomes of its tax positions, with the benefit of such advice from its professional tax advisers as management deems appropriate. However, any tax authority could take a position on tax treatment that is contrary to the Company's expectations, which could result in additional tax liabilities.  In addition, changes in tax laws or regulations could negatively impact the Company's effective tax rate and results of operations.

The Company makes certain judgments, estimates and assumptions that affect amounts reported in its consolidated financial statements, which, if not accurate, may adversely affect its financial results.

In preparation of the Company's consolidated financial statements, management is required to make significant judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net earnings (if any) and related disclosures. Although management believes that the amounts reported in its consolidated financial statements are reasonable, some uncertainty is inherent in these judgments, estimates and assumptions.  If any material amounts so reported are determined to be inaccurate due to errors in judgment, estimates or assumptions, this could have a material adverse effect on the Company's financial results.

The Company's operations are and will be subject to numerous health and safety laws and regulations that could adversely affect its business, financial condition and results of operations.

The operation of the Company's planned facilities will require adherence to safety standards imposed by regulatory bodies. These laws and regulations will require the Company to obtain approvals and maintain permits, undergo environmental impact assessments and review processes and implement environmental, health and safety programs and procedures to control risks associated with the siting, construction, operation and decommissioning of real estate and renewable energy projects. Failure to develop its projects or, in the case of the Company's renewable energy projects, to operate the facilities, in strict compliance with these regulatory standards may expose the Company to claims and administrative sanctions.

Health and safety laws, regulations and permit requirements may change or become more stringent. Any such changes could require the Company to incur materially higher costs than the Company has incurred to date or that it expects to incur in the future. The Company's costs of complying with current and future health and safety laws, regulations and permit requirements, and any liabilities, fines or other sanctions resulting from violations of them, could adversely affect its business, financial condition and results of operations.

The Company has a single customer for its Montalva Solar Project. The loss of that customer or the failure to secure new power purchase agreements or renew existing agreements could material adversely impact the Company.

All of the proposed output of the Montalva Solar Project is to be sold under a long-term power purchase agreement with a single purchaser obligated to purchase all of the output of the facility. The termination or expiry of that purchase agreement, unless replaced or renewed on equally favourable terms, would adversely affect the Company's results of operations and cash flows and increase the Company's exposure to risks of price fluctuations in the wholesale power market. If, for any reason, the purchaser of our power is unable or unwilling to fulfill their contractual obligations under the power purchase agreement, or if they refuse to accept delivery of power, our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected. External events, such as a severe economic downturn, could impair the ability of our customer to pay for electricity received.

The development and completion of the Montalva Solar Project will require the engagement of a third-party engineering, procurement and construction company that the Company will have to rely on to meet the construction timeline and milestones required by the project lenders.

The Company will hire a third-party engineering, procurement and construction ("EPC") company to build and complete the Montalva Solar Project. It is customary that such EPC companies post financial security in the form of cashable letters of credit to mitigate financial risk in the event the EPC company of record cannot complete the project in accordance with the construction timeline and milestones required by the project lenders, and it is determined that the EPC company must be replaced with another EPC company.  There is no assurance that any such financial security would be adequate to fully mitigate this risk, or that it would be sufficient to facilitate the replacement of the defaulting EPC company with a suitable successor.

The development and completion of the Sage Ranch real estate project will require the engagement of a general contractor company that the Company will have to rely on to meet the construction timeline and milestones required by the project lenders.

The Company will hire a third-party general contractor ("GC") company to build and complete the Sage Ranch real estate project. It is customary that such GC companies post financial security in the form of cashable letters of credit to mitigate financial risk in the event the GC company of record cannot complete the project in accordance with the construction timeline and milestones required by the project lenders, and it is determined that the GC company must be replaced with another GC company.  There is no assurance that any such financial security would be adequate to fully mitigate this risk, or that it would be sufficient to facilitate the replacement of the defaulting GC company with a suitable successor.

Risks Related to Financing

Our ability to finance our operations is subject to various risks, including the state of the capital markets.

We expect to finance the development and construction of our existing real estate and renewable energy projects, future acquisitions and other capital expenditures with debt, possible future issuances of equity, capital recycling, and, once we achieve revenues, cash generated from our operations. Our ability to obtain debt or equity financing to fund our existing operations and future growth is dependent on, among other factors, the overall state of the capital markets (as well as local market conditions, particularly in the case of non-recourse financings), operating performance of our assets, future electricity market prices, the level of future interest rates, lenders' and investors' assessment of our credit risk, and investor appetite for investments in real estate projects and renewable energy and infrastructure assets in general To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Current global financial conditions have been subject to increased volatility.

Current global financial conditions have been subject to increased volatility. If these increased levels of volatility and market turmoil continue, the Company's ability to obtain equity or debt financing in the future and, if obtained, on terms reasonably acceptable to it, and its operations, could be adversely impacted.  In addition, the trading price of the Company's Common Shares could be adversely affected.

Risks Related to our Common Shares

If the share price of the Company's Common Shares fluctuates, investors could lose a significant part of their investment.

In recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. The market price of the Company's Common Shares could similarly be subject to wide fluctuations in response to a number of factors, most of which the Company cannot control, including:

  changes in securities analysts' recommendations and their estimates of the Company's financial performance;
  the public's reaction to the Company's press releases, announcements and filings with securities regulatory authorities, and those of its competitors;
  changes in market valuations of similar companies;
  investor perception of the Company's industry or prospects;
  additions or departures of key personnel;
  commencement of or involvement in litigation;
  changes in environmental and other governmental regulations;
  announcements by the Company or its competitors of strategic alliances, significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;
  variations in the Company's quarterly results of operations or cash flows or those of other companies;
  operating results failing to meet the expectations of securities analysts or investors;
  future issuances and sales of the Common Shares of the Company; and
  changes in general conditions in the domestic and worldwide economies, financial markets or the mining industry.

The impact of any of these risks and other factors beyond the Company's control could cause the market price of the Common Shares to decline significantly. In particular, the market price for the Common Shares may be influenced by variations in electricity prices. This may cause the price of the Common Shares to fluctuate with these underlying commodity prices, which are highly volatile.

As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to shareholders.

The Company is a "foreign private issuer," as such term is defined in Rule 405 under the United States Securities Act of 1933, as amended, and Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and will be permitted to prepare its financial statements (including those contained in its annual reports filed under the U.S. Exchange Act on Form 20-F or, if available, on Form 40-F) in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  The Company's financial statements therefore may not be comparable to financial statements of U.S. domestic companies, which are required to be prepared in accordance with United States generally accepted accounting principles.  In addition, the Company will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a U.S. domestic issuer would file with the United States Securities and Exchange Commission (the "SEC"), although the Company will be required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws.

Furthermore, the Company's officers, directors, and principal shareholders will be exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company's shareholders may not know on as timely a basis when the Company's officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company will also be exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Company will also be exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD, and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies.

.

The issuance of additional equity securities may negatively impact the trading price of Common Shares.

The Company may issue equity securities to finance its activities in the future. In addition, outstanding options or warrants to purchase the Common Shares may be exercised, resulting in the issuance of additional Common Shares. The issuance of additional equity securities or a perception that such an issuance may occur could have a negative impact on the trading price of the Common Shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company

We were incorporated on April 2, 2009, under the laws of the Province of British Columbia, Canada pursuant to the Business Corporations Act (British Columbia) under the name “Greenbriar Capital Corp.”

Our head office is located at, and our principal address is, 632 Foster Avenue Coquitlam, British Columbia, Canada V3J 2L7. Our registered and records office is located at 1780 - 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

On September 18, 2009, we completed our initial public offering and our Common Shares were listed on the TSX Venture Exchange (the "TSXV"). We were initially listed as a "Capital Pool Company" (or "CPC") under the policies of the TSXV - that is, a newly-created company with no assets, other than cash, and no established business plan, and listed on the TSXV with the purpose of identifying and evaluating assets or businesses which, if acquired by means of a "Qualifying Transaction" (as defined in TSXV policies), would qualify the CPC for listing as a regular Tier 1 Issuer or Tier 2 Issuer on the TSXV.  (Tier 1 is the TSXV's premier tier and is reserved for the TSXV's most advanced listed companies with the most significant financial resources.)

Our principal activity is the acquisition, development, operation and possible sale of commercial, residential, industrial, and renewable energy related real estate and energy projects in North America.

Our most advanced development project is Sage Ranch, a 995 unit entry level housing project, located on 138 acres of residential real estate located in Tehachapi, California, USA.  As discussed in more detail below under the heading "Sage Ranch Sustainable Real Estate Development," our arm's length acquisition on September 27, 2011 of the vacant land which now comprises Sage Ranch was approved by the TSXV on October 6, 2011 as our Qualifying Transaction, and qualified us for regular listing on the TSXV as a Tier 2 real estate issuer.

On January 25, 2021 the Company announced that it, acting through its subsidiary Greenbriar Alberta Holdco Inc. ("Greenbriar Alberta"), had entered into a marketing partnership with Ridge Utilities Ltd. ("Ridge Utilities"). The partnership will see us support the development of multiple microgeneration capacity for various commercial and agricultural sites across southern Alberta, while Ridge Utilities will provide retail customers with access to preferential energy pricing through its "Solar Club".  We intend to design, finance, build, own and operate the microgeneration facilities, and maintain and manage their operation for at least 20 years. In this Registration Statement, we refer to this project as the "Ridge Utilities Solar Project."  None of the microgeneration facilities have been advanced to the planning and development phase as the Company is focused on larger solar project opportunities in Alberta.

On November 16, 2021 Greenbriar, acting through its subsidiary Greenbriar Alberta, executed an agreement for long-term solar energy supply with West Lake Energy Corp. ("West Lake"), a privately-owned independent Canadian oil and gas producer based in Calgary, Alberta. Under the agreement's terms Greenbriar will build, own and operate two solar energy production facilities capable of producing a total of up to 90 megawatts (MW) alternating current (AC) of solar energy, with the first solar site having a capacity for 30MW AC.  West Lake has agreed to purchase all solar power generated from the project and has the option to purchase from the second site which will provide the remaining 60MW AC.  There are several sites the Company is evaluating, with some being in the early stages of evaluation and others in very advanced stages.  In this Registration Statement, we refer to this project as the "West Lake Solar Project" and, together with the Ridge Utilities Solar Project , the "Alberta Solar Projects".

Greenbriar and West Lake have also agreed to a framework to work together in future solar production facilities. With the goal of increasing capacity to 400MW over the next several years, the two companies intend on being the premier solar energy provider to other independent upstream oil and gas producers who do not have the capacity and expertise to build and own their own renewable energy facilities.

We are also pursuing our Montalva Solar Project, a proposed solar and battery photovoltaic renewable generating facility, to be located in municipalities of Guanica and Lajas, Puerto Rico.  This project has, however, experienced delays and is subject to ongoing disputes.

The following table summarizes the current status of our Sage Ranch sustainable real estate project, the Alberta Solar Projects, and the Montalva Solar Project:

Project	Current Status	Next Steps
Sustainable Real Estate Development Project - California
Sage Ranch Sustainable Real Estate Project
  Vacant land
  City of Tehachapi, CA, Planned Development Zoning Approval Process initiated
    Planning Commission approval of Preliminary Development Plan  obtained February 11, 2019
    City Council approval of Final Master Development Plan, 995 home Tract Map and Final Environmental Report obtained September 12, 2021

  Seven phases planned over 4-7 year period, at rate of 143-250 homes per year
  Precise Development Plan required for each phase
    Approval of Phase I Precise Development Plan expected in Q1 2022
    Applications for permits required for commencement of Phase I construction to be made once such approval is obtained

Renewable Energy - Alberta (Alberta Solar Project)
Ridge Utilities Solar Project
  Marketing partnership between Greenbriar's subsidiary, Greenbriar Alberta, and Ridge Utilities announced January 25, 2021
  None of the microgeneration facilities contemplated by the parties has been advanced to the planning and development phase
To be determined by management; the Company is currently focused on larger solar project opportunities in Alberta
West Lake Solar Project
  Greenbriar's subsidiary, Greenbriar Alberta, and West Lake have entered into an agreement for long-term solar energy supply dated November 16, 2021, pursuant to which Greenbriar is to build, own and operate two solar energy production facilities
  Sites are being evaluated, with some being in the early stages of evaluation and others in very advanced stages
To be determined once several sites are selected for design and permitting following completion of the site evaluations. Evaluation of the first site is expected to be completed during Q1, 2022.
Renewable Energy - Puerto Rico
Montalva Solar Project
  Vacant leased land
  In May 2013, Greenbriar acquired PBJL Energy Company ("PBJL") which owns a 100 MW solar energy Master Power Purchase and Operation Agreement with the Puerto Rico Energy Power Authority ("PREPA") dated December 20, 2011, as amended
  In September and December 2013, PBJL entered into four land lease option agreements in Puerto Rico for two sites located in close proximity that can be developed as a single project of 100MW AC or five projects of 20MW AC

  The Company is in the process of seeking avenues to have the PR FOMB decision overturned
  The Company has also submitted a new application to the PR FOMB  seeking approval of that part of the Montalva Solar Project that is subject to the 80 MW AC Power Purchase and Operating Agreement with PREPA

  On April 25, 2018, the United States Financial Management and Oversight Board designated the (100 MW) Montalva Solar Project as a Critical Project
  PJBL has entered into an 80 MW AC Power Purchase and Operating Agreement with PREPA dated May 28, 2020, which was approved by the Puerto Rico Energy Bureau on August 7, 2020
  PJBL has completed:
    Environmental Impact Statement for total project size of 395 MW DC
    ALTA (American Land Title Association) surveys
    preliminary geotechnical investigations
  Project conceptual and interconnection designs prepared by JRR Engineers have been submitted to PREPA
  On February 26, 2021, the Puerto Rico Financial Oversight and Management Board (the "PR FOMB") approved two projects but did not approve the Montalva Solar Project

In addition to the Sage Ranch and our solar projects, we also hold the exclusive Canadian sales, distribution and marketing rights for the entire suite of Smart Glass energy products developed and built by Gauzy of Tel-Aviv, Israel. Gauzy is a Smart Glass technology company, manufacturing a complete product line of liquid crystal glass (LCG) products for worldwide use.  Gauzy embeds technology into glass, offering varying degrees of opacity for privacy or projection when needed, or transparency for an open atmosphere when desired. Gauzy glass can be installed in homes, office buildings, hospitals, apartments, universities, schools, hotels, trucks and automobiles.  We acquired the distribution rights on September 25, 2017 when we completed the acquisition of an Ontario based private company which holds the exclusive Canadian sales rights.  At this point in time we have put this project on hold in order to permit us to focus on the Sage Ranch real estate project and the Montalva Solar Project.

A real estate blockchain business we launched in November 2017 was sold (including the cancellation of certain royalty rights owed to us) in July 2019 for USD $229,000 cash and the cancellation of certain shares, options and share purchase warrants issued as payment to software developers.

Additional information related to us is available on SEDAR at www.sedar.com and www.greenbriarcapitalcorp.ca. We do not incorporate the contents of our website or of sedar.com into this Registration Statement. Information on our website does not constitute part of this Registration Statement.  In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which can be viewed as www.sec.gov.

General Description of Business

The Company's business focus is the acquisition, permitting, zoning, management, development and sale of commercial, industrial and sustainable residential real estate; plus the development, financing, construction and operation of renewable energy facilities in North America.  Greenbriar is listed as a Tier 2 Issuer on the TSXV under the symbol "GRB".

Sage Ranch Real Estate Project

On September 27, 2011 the Company acquired real property in Tehachapi, California, USA as its Qualifying Transaction under the policies of the TSXV. The purchase price for the property was US $1,040,000 for an aggregate of 161 acres of which 133 acres comprised Sage Ranch, with an approval to be divided into 689 lots on 133 acres. The Company expanded this holding by 5 acres to 138 acres, and received final City Council approval on September 12, 2021 to build 995 homes.  On November 26, 2019, we acquired the additional 5-acres from the County Government, for a total of 138 acres (collectively, the "Property"), in consideration for the transfer of the non-Sage Ranch parcel of 28 acres.  The Property is held by the Company through its indirect, wholly-owned subsidiary, Greenbriar Capital (U.S.) LLC.

On October 1, 2017, the Company entered into an agreement with Captiva Verde Land Corp. (“Captiva”) to sell a 50% undivided interest in the Property.  The Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva. On October 6, 2018, the Company completed the agreement and received 10,687,500 common shares of Captiva and $112,500 in a one-year interest-free promissory note (which has been paid) for total consideration of $1,181,250.  On August 10, 2020 the Company modified its agreement with Captiva into a joint venture whereby the Company retained sole title to the Property and Captiva would fund all development expenditures for a 50% net profits interest.

Project Overview

Sage Ranch is being developed on the Property as a sustainable entry-level residential real estate development.  It is to be constructed under a Master Plan that emphasizes a responsible sustainable approach to the planned community. The following table summarizes the proposed features of Sage Ranch:

Maximum total number of housing units	995
Proposed home construction	Mixture of single-family homes, townhomes, cottage homes and apartments
Average building size

Single family homes (between 1,650 and 2,500 square feet)

Townhomes (between 1,250 and 1,550 square feet)

Cottage homes (between 950 and 1,150 square feet)

Apartments (2 stories; apartments between 780 and 1,280 square feet)

Land area	138 acres
Total square footage of buildings	Approximately 1,600,000 square feet
Average density	7.2 homes per square acres

The Property is located between the parallel arterial roads of Valley Boulevard and Pinon Street near Downtown Tehachapi. The site is within a half mile from the Tehachapi City Hall and central Tehachapi, and in close proximity to the historic downtown including many shops, restaurants, and public spaces in the general downtown district. The Property is also immediately adjacent to Tehachapi High School, Middle School and Elementary School. It is commonly considered as Urban Infill (new development that is sited on vacant or undeveloped land within an existing community) and located within the T4 Transect Neighborhood General zone as identified in the city zoning code. The T4 zone "is applied to Tehachapi's general neighborhood areas to provide for a variety of single-family and multifamily housing choices in a small-town neighborhood setting.

Tehachapi is located in the Tehachapi Valley within Kern County on the edge of the Mojave Desert and the Tehachapi Mountains, approximately 35 miles east-southeast of Bakersfield, California and within 20 miles from Los Angeles County. The location of the Property is identified in the map below:

SURROUNDING LAND USE CONTEXT

CITY HALL/
DOWNTOWN
TEHACHAPI MUNI
AIRPORT
SPORTS STADIUM
WELLS
EDUCATION
CENTER
MARX
CENTER
PARK
JACOBSEN
MIDDLE SCHOOL
NATATORIUM
FUTURE DEVELOPMENT
OPPORTUNITY
VALLEY BLVD
HIGH SCHOOL
MAINTENANCE YARD
TEHACHAPI
HIGH SCHOOL
BASEBALL FIELDS
TOMPKINS
ELEMENTARY
SCHOOL
FUTURE SPORTS
COMPLEX
PATIO
HOMES
SFD 7
SFD 5
PAIRED HOMES
APARTMENTS

SAGE RANCH

TEHACHAPI, CALIFORNIA

DESIGN GUIDELINES

Page 13 Section 1

Project Status

Sage Ranch is located in an area zoned for residential development.  The Company has obtained approvals under the City of Tehachapi's Planned Development Zone requirements to accommodate the Sage Ranch's varied density and product types.

Planned Development Zoning requires a variety of approvals from the City Council.  We received approval of our Preliminary Development Plan from the Planning Commission in February 11, 2019.  In connection with approving the Preliminary Development Plan, the City Council unanimously approved the general project concept and intensity of land uses, subject to formal conditions of development.

We received City Council approval of our Final Master Development Plan, 995 home Tract Map and our Final Environmental Impact Report on September 12, 2021.

We are now working to file a Precise Development Plan ("Precise Plan") for the first phase of the development.  A Precise Plan will be required for each of the project phases and approvals are expected to be granted assuming each Precise Plan is consistent with the previously-approved Master Plan.  Approval of the Phase I Precise Plan is expected to be received in Q1 2022 following which all the permits needed for construction can be applied for and, when obtained, construction can begin.  The Company is planning to complete Sage Ranch in seven phases over a four-to-seven year period at the rate of between 143 to 250 homes per year.

Market Orientation

The Sage Ranch Master Plan provides for 995 total dwelling units at an overall gross density of 7.2 Homes/Acre. Eight different housing prototypes will be offered for sale ranging from 5,500 square foot single-family lots with 1,650 to 2,500 square foot homes to double story apartments at 780 square feet.  The diversity of housing options within the community is expected to appeal to a broader demographic and broader spectrum income groups.

Design Elements

Sage Ranch is designed with a focus on "Complete Streets" running full length North/South and East/West to connected streets throughout the community versus the standard post-war suburban "within the fence" subdivision having non-contiguous streets and cul-de-sacs which can force a neighbor to travel half a mile by car to get to another home only 100 feet away on an opposing street. This allows multiple access points to traffic in all directions and smooth flow of traffic that do not rely on single access points which can create congestion. In addition, with the project being adjacent to the High School, Middle School, and Elementary School, the ability to be within a three block walk to all amenities offer a urban low carbon footprint living environment to a semi-rural mountain valley setting.

All streets are planned with curb-separated sidewalks and tree lined parkways adjacent to the roads. The intent is to create a strong street/tree character allowing abundant shade conditions. The vast majority of garages will be accessed through enhanced alley conditions, allowing architecture to front the streets with parallel guest parking directly in front of homes. Other special features will include a central theme road that ends in both directions from Valley Blvd and Pinon Street to a central park.

Parks and community amenities are part of the development.  Community, neighborhood and pocket parks is proposed, including an approximate 4 acre sized central park located in the development.  A community building is proposed to allow gathering functions with kitchen, meeting room and bathrooms.

Homes are all two-story maximum heights and approximately 10-15% of the homes will be one story. The architectural character for Sage Ranch will emphasize a regional and local vernacular. Basic tenants of the architecture will be oriented to front porch and entry court design, architecture fronting the streets, alley access garages, and special front elevations. All homes in the community have a majority of direct access two car garages, with a small percentage of one-car garages.  Primary building materials will be wood, stone and stucco, with dominant porch front elevations and entry courtyards. Roof materials will likely be composition tile and asphalt, with some standing seam metal roofing.

Responsible Sustainable Approach

In compliance with new State of California policies, all homes will have solar roof panels and include energy savings devices, systems controls, and efficiency components. Water consumption will be reduced for parks and open space areas with reclaimed water connections to nearby non-potable water systems. Low flow irrigation technologies and drought tolerant landscaping will be promoted. Local materials will be sourced, with reclaimed materials promoted. Trash recycling will be included as a community standard with separate bins and receptacles. The intention is to create a community with an emphasis on conservation and sustainability with lower power, energy and water consumption.

Marketing and Sales

The Company has pre-marketed Sage Ranch to potential buyers.  Once final development approvals are received, the Company will enter into purchase contracts with buyers and construction will commence only after a purchase agreement has been executed.  We will apply for approval from the California Department of Real Estate to accept non-refundable deposits once all development approvals are acquired.

Under an Initial Master Sales and Marketing Agreement dated July 11, 2020, the Company has retained Paul Morris of Keller Williams Forward Living to market and sell each housing unit in Sage Ranch, at prices and commissions yet to be determined. The target market for the homes sales are the entire region of Kern County and the parallel Antelope Valley of Los Angeles Country.

Construction

We have preliminarily retained Landmark Builders Group as our general contractor to build Sage Ranch under a verbal agreement. In due course, we will convert this to a definitive agreement.

Kern County and the Antelope Valley

Kern County is located in California. As of the 2010 census, the population as 839,631. Its county seat is Bakersfield. The following map shows the location of Kern County in California and the adjacent Antelope Valley.

Location in the state of California

Kern County comprises the Bakersfield, California, Metropolitan statistical area. The county spans the southern end of the Central Valley. Covering 8,161.42 square miles (21,138.0 km2), it ranges west to the southern slope of the Coast Ranges, and east beyond the southern slope of the eastern Sierra Nevada into the Mojave Desert, at the city of Ridgecrest. Its northernmost city is Delano, and its southern reach extends just beyond Lebec to Grapevine, and the northern extremity of the parallel Antelope Valley.

The county's economy is heavily linked to agriculture and to petroleum extraction. There is also a strong aviation, space, and military presence, such as Edwards Air Force Base, the China Lake Naval Air Weapons Station, and the Mojave Air and Space Port. The county is one of the fastest-growing areas in the United States in terms of population.

Sage Ranch is a 40-minute drive from 1,000,000 people who live in Greater Bakersfield and Antelope Valley and a two hour drive from 25,000,000 people of Greater Metropolitan Los Angeles.

The principal regulator of the Sage Ranch project is the City of Tehachapi.

Competition

There are no similar projects like Sage Ranch within a 50-mile radius of the project

Alberta Solar Projects

Microgeneration

In 2016, the Province of Alberta amended its microgeneration regulation to provide more flexibility for rules on how Albertans can generate electricity. Changes include increasing the size limit of each microgeneration system to 5 megawatts from 1 megawatt and allowing a microgenerating system to serve adjacent sites.

Ridge Utilities Solar Project

On January 25, 2021 the Company announced that it, acting through its subsidiary Greenbriar Capital Corp. Alberta, had entered into a marketing partnership with Ridge Utilities Ltd. ("Ridge"). The partnership will see us support the development of microgeneration capacity for numerous commercial and agricultural sites across southern Alberta, while Ridge Utilities will provide retail customers with access to preferential energy pricing through its "Solar Club".

Ridge Utilities offers exclusive solar club electricity rates for micro-generators who are on a bi-directional cumulative meter. Solar Club members can switch between these two rates at any time with just a 10-day notice, penalty free to accommodate seasonal generation fluctuations. Solar club members can also earn 5% cash back on all energy imported from the grid on an annual basis.

We will design, finance, build, own and operate the multiple microgeneration facilities and maintain and manage the operation for at least 20 years. Greenbriar will finance the projects at the project level and will be non-dilutive to Greenbriar Shareholders. None of the microgeneration facilities have been advanced to the planning and development phase.

West Lake Solar Project

On November 16, 2021 Greenbriar executed an agreement for long-term solar energy supply with West Lake Energy Corp (“West Lake”), a privately-owned independent Canadian oil and gas producer based in Calgary, Alberta. Under the agreement’s terms Greenbriar will build, own and operate 90MW AC of solar energy production with the first solar site having a capacity for 30MW AC. West Lake agrees to purchase all solar power generated from the project and has the option to purchase from the second site which will provide the remaining 60MW AC. The first solar sites for the West Lake Solar Project are being evaluated, with some being in the early stages of evaluation and others in very advanced stages.  Evaluation of the first site is expected to be completed during Q1, 2022.

West Lake intends to become a leader within the Canadian oil and gas industry by being one of the first pure upstream oil and gas producers taking the significant step towards carbon neutrality. As part of this goal, West Lake is working towards having a significant portion of its electricity needs met through clean energy.

Greenbriar and West Lake have agreed to a framework to work together in future solar production facilities. With the goal of increasing capacity to 400 MW over the next several years, the two companies intend on being the premier solar energy provider to other independent upstream oil and gas producers who do not have the capacity and expertise to build and own their own renewable energy facilities.

Sandford Solar Projects Consulting Agreement

The Company has entered into a Consulting Agreement (the "Sandford Solar Projects Consulting Agreement") dated December 1, 2020, as amended, with Devon Sandford, the President of Greenbriar Capital Corp. Alberta, a subsidiary of the Company.  Under the Sandford Solar Projects Consulting Agreement, Mr. Sandford will provide executive, project and construction leadership to the Company, with a particular focus on the acquisition or development of photovoltaic solar energy projects in Alberta.

Mr. Sandford owns and operates Northern DC Solar Inc. ("NDC"), a large utility scale solar energy construction firm. NDC has historically manufactured and commissioned utility scale power systems.  That capability has provided NDC with a unique perspective, critical insights and overall advantages in the efficient and cost-effective construction and development of large-scale solar projects.  In 2020, NDC's recently completed the construction of the first large scale tracking solar system in Canada.

The terms of the Sandford Solar Projects Consulting Agreement provide for a series of performance payments based on the capital cost savings below a certain threshold at commercial production for each project. In addition, the Company will issue 100,000 Common Shares on a project achieving a commercial operations date (the date solar power is delivered to a buyer under a power purchase agreement) to a currently approved maximum of 2,600,000 Common Shares (the "Performance Shares"). In addition, Mr. Sandford was issued 500,000 stock options exercisable at $1.50 per share.

Projects being developed under the Alberta Solar Property Agreement are at various stages of development, including late stage, mid stage and early stage projects, but none have reached the stage where Mr. Sandford is entitled to compensation under the Sandford Solar Projects Consulting Agreement which is premised on commercial operations.

Montalva Solar Project

Overview

The Montalva Solar Farm Project (the "Montalva Solar Project") is a proposed solar and battery photovoltaic ("PV") renewable solar electricity generating facility, to be located in the municipalities of Guanica and Lajas, Puerto Rico.  At full buildout, the Montalva Solar Project will be an innovative (very high direct current (DC) to alternating current (AC) ratio) 395 megawatt (MW) DC and 165 MW AC PV station covering approximately 1,800 cuerdas (1,747 acres).  The station will include a battery storage facility for up to four hours of evening and nighttime energy delivery.

Our plan calls for the Montalva Solar Project to be built in multiple phases, with the initial phase being for 160 MW DC (to be produced by the solar panels) and, after conversion, 80 MW AC.  Upon completion of the initial phase, the station is expected to be capable of producing approximately 280,000,000 kilowatt hours of energy per year - enough power for at least 30,000 homes.  We expect that commercial operations could commence a few weeks after completion of the construction of the facility.

Initial construction, consisting of road-building and foundations, was originally expected to be completed by Dec. 31, 2020, with completion of the first phase station originally scheduled for early 2022.  However, as discussed in more detail below, this project has experienced delays and is subject to ongoing disputes.

The initial phase of the Montalva Solar Project would be developed under a revised 80 MW AC Power Purchase and Operating Agreement (the "PPOA") between the Company and the Puerto Rico Energy Power Authority ("PREPA") dated May 28, 2020. The PPOA has a 25-year term that would start on the commencement of commercial operations, with options to extend the agreement by mutual agreement for two additional five-year terms (for a total term of up to 35 years). The agreement additionally provides for increases in the power generating capacity by mutual agreement of the parties.  The following table summarizes the key terms of the PPOA:

Subject	PPOA Provision
Term	25 years with two five-year renewal periods
Initial Interconnectivity Capacity	80 MW
Energy Tariff or Contract Rate	Starting tariff at $0.088 per kW hour of energy delivered; deliveries above 115% of initial installed capacity at 80% of base price
Requirement for Minimum Deliveries	Penalties if production falls below 85% of the expected annual deliveries
Reductions in Deliveries	PREPA may curtail deliveries in emergencies or as a result of system operating problems
Guaranteed Final Notice to Proceed Date	365 days from the effective date
Guaranteed Commercial Operation Date	Within 22 months of the final notice to proceed date
Green Credits	Conveyed to PREPA with no additional charge under the Energy Tariff

Currently, Puerto Rico relies heavily on imported fossil fuels to generate electricity.  In accordance with the Puerto Rico Energy Public Policy Act enacted in 2019, Puerto Rico's Renewable Portfolio Standard (the "RPS") mandates that Puerto Rico source 40% of its electricity from renewables by 2025, 60% by 2040, and 100% by 2050. On August 24, 2020, the Puerto Rico Energy Bureau issued a Resolution and Order approving a modified Integrated Resources Plan (the "IRP") for PREPA that, among other things, calls on PREPA to create a renewables procurement plan to obtain, by 2025, at least 3,500 MW of solar resources (inclusive of rooftop solar) and at least 1,360 MW of storage resources (inclusive of distributed storage). In addition, PREPA is relying on renewable generation to meet EPA requirements for the reduction of emissions of mercury, sulfur dioxide and greenhouse gases from its aging fossil-fueled electricity generating fleet.

Project Location

Greenbriar's project team members are experienced in the development, engineering, financing, construction and operation of large and highly successful renewable energy facilities, performing all aspects of land acquisition, project development, permitting, engineering, procurement, financing, operations and administration:

  Jeffrey Ciachurski, Greenbriar's CEO, is the former principal executive officer of Western Wind Energy Corp., which was acquired and merged with Brookfield Renewable Energy Partners in March 2013.  Western Wind Energy developed, financed, owned and operated the 120 MW Windstar Wind Energy project in Tehachapi, California, and other solar and wind operating assets in Arizona and California.  Western Wind Energy was also involved in the development of the Yabucoa Solar Project in Puerto Rico where $55 Million of equipment was purchased for Yabucoa.

  Clifford Webb, the president of Greenbriar, was formerly the Chief Engineer for the California Energy Commission, and was later directly involved in approving and awarding 2,500 MW of solar and wind contracts as a Director at Southern California Edison Company. He managed the development, permitting, engineering design and construction of the 355 MW Solar Luz SEGS plants constructed in the California, which was the world's largest solar facility at the time.

  In the past three years, the management team has built or been involved in the financing of 54 new solar, wind and geothermal facilities with other companies.

  Greenbriar's executive and finance team has financed and built over 50,000 MW of solar and wind facilities since 2003, totaling approximately $180 billion, with other companies.

History of Development and Project Overview

In May 2013 the Company acquired a 100% interest in and to PBJL Energy Company, ("PBJL") a Puerto Rican Company that owns a 100 MW solar energy Master Power Purchase and Operation Agreement (the "Master PPOA") with the PREPA dated December 20, 2011, as amended.  The consideration for the 100% interest was USD $1,100,000 cash to two arm's length individuals for 66.6% of the shares of PBJL and a commitment to pay USD $500,000 cash to the spouse of a Director who transferred the remaining 33.4% on the same date in 2013.

In September and December 2013, the Company entered into four land lease option agreements in Puerto Rico (the "Montalva and Lajas Option Agreements"). The Montalva and Lajas Option Agreements are for two sites located in close proximity that can be developed as a single project of 100MW AC or five projects of 20MW AC.  Since entering into the Montalva and Lajas Option Agreements, the Company has negotiated extensions of the terms of the agreements several times.  The option agreements covering the sites expired on December 30, 2021, and the Company is currently negotiating extenstions.  All four option agreements comprising the Montalva and Lajas Option Agreements provide for a lease term of twenty-five years from the date of execution and may be extended for up to four additional consecutive periods of five-years each, at the Company's option.

On April 14, 2014, the Company entered into an agreement with the Land Authority of Puerto Rico to lease an additional 51 acres of land for the construction and operation of the interconnection transmission line for the Solar Facility. The lease agreement provides for a term of 30 years and can be extended for a longer term, at applicable commercial rates, by mutual agreement of the parties.

Under the terms of the Master PPOA, the Company filed its proposal for the 100 MW AC Montalva Solar Project with PREPA on September 5, 2013, requesting an interconnection evaluation and the issuance of a project specific PPOA for the project.  In response to a request from PREPA, PBJL submitted a formal proposal to PREPA in May 2019 offering up to 165 MW AC with a larger footprint for the Montalva Solar Project.  However, due to transmission constraints identified by PREPA's consultants, the Montalva Solar Project is currently configured to deliver 80 MW AC at the point of interconnection and with a solar field design of up to 160 MW DC.

After delays by PREPA, and in the face of PREPA's failure to respond to the Company's numerous requests for the outstanding interconnection evaluation and the issuance of a project-specific PPOA for the Montalva Solar Project, the Company filed a Notice of Default under the Master PPOA with PREPA on September 24, 2014. PREPA responded to the Notice of Default on November 3, 2014, taking the position that it had other PPOAs issued that would exceed its system renewable capacity and could not accept any additional renewable projects, and, further, that it had met its obligations under the Master PPOA.

On May 15, 2015, the Company filed a legal action against PREPA in the courts of Puerto Rico in order to protect and enforce its rights under the Master Agreement and for monetary damages of US$210 million.  This was followed by the filing in May 2018 of a US Federal RICO lawsuit against PREPA for US$951 million.  This filing was suspended as a result of PREPA approving the contract on May 28, 2020.

On April 25, 2018, the United States Financial Management and Oversight Board designated the (100 MW) Montalva Solar Project as a Critical Project and approved to proceed to the next stage of the approval process.

In response to a request from PREPA in February 2019, the Company met with PREPA representatives and re-opened negotiations with the view to moving forward with the Montalva Solar Project.  On March 2, 2020, the Company received a revised PPOA from PREPA.  On May 28, 2020, the Governing Board of PREPA approved a new 80 MW AC/160MWDC PPOA for PBJL. On August 7, 2020 the Puerto Rico Energy Bureau approved the new PPOA.

On May 19, 2020, the Company announced that it has reached agreement with the PREPA on a 25-year PPOA for the development, construction, and operation of the 80MW to 160MW AC Montalva Solar Project. On August 7, 2020, the Company received unanimous approval from the Puerto Rico Energy Bureau and the Montalva PPOA moved on to final approval by the Puerto Rico Financial Oversight and Management Board (the "PR FOMB").

On February 26, 2021, the FOMB approved two projects and excluded the approval of the Montalva Solar Project. The Company is in the process of seeking avenues to have the FOMB decision overturned or to have the FOMB approve the projects approved by PREPA. To that end, the Company has submitted a new application to FOMB - to approve the Montalva Solar Project.

The Site

Located in southwest Puerto Rico in the Municipalities of Guanica and Lajas adjacent to State Highway 116, the Montalva Solar Project will be located approximately four miles west of the city of Guanica and three miles west of the city of Ensenada. Approximately half of the site is in the Municipality of Guanica and half in the Municipality of Lajas straddling both sides of the dividing line between the municipalities. The lands comprising the Montalva Solar Project are a relatively flat coastal plain setting without wetlands or active streams are currently used primarily for cattle grazing and alpha growing.

The Montalva Solar Project is located in an area having among the highest solar irradiance and annual solar insolation in Puerto Rico and is located in an area generally protected from hurricanes by the interior mountains and the counter clockwise rotation of hurricanes making Montalva a superior location for development. It is likewise in a location of low annual cloud cover and rainfall.

An existing 115 kV PREPA transmission line traverses the project site.  The site for the Montalva Solar Project is also approximately 18 miles from the Costa Sur 230 kV transmission lines and control center in Guayanilla.

The Montalva Solar Project is being developed on adjacent parcels of land totaling approximately 1,800 cuerdas (1,747 acres) that are covered by the Montalva and Laja Option Agreements. The site consists of three segments being:

  a segment located in the Municipality of Guanica just east of the dividing line separating the Municipalities of Guanica and Lajas, consisting of approximately 555 cuerdas, a segment located in the Municipality of Lajas adjacent to and west of the segment above and just west of the dividing line separating the Municipalities of Guanica and Lajas, consisting of approximately 720 cuerdas, and a segment located in the Municipality of Lajas adjacent to and north of the segment above in the Municipality of Lajas, consisting of approximately 524 cuerdas.

As described above, since entering into the Montalva and Lajas Option Agreements, the Company has negotiated extensions of the terms of the agreements several times.  The option agreements expired on December 30, 2021, and the Company is currently negotiating extensions.

The results of site geotechnical investigations, completed with in situ borings by consultants retained by the Company, indicated that the site has excellent soils condition for foundations and supports and discovered no bedrock that would impede installation of supports for the panel racking structure. Based on the geotechnical investigation and site boring, the Company's consultant also concluded low probability of liquefaction during earthquake events making the site a secure location for critical infrastructure.

Design of the Facility

The Montalva Solar Project is being designed as a fixed-tilt solar field using state-of-the-art commercially available PV panels rated at approximately 400-450 watts DC at 1500 volts and 20.6% efficiency (Jinko Tallman TSM-DE17M(II) or equivalent). In addition to the solar panels and racking support system, the project is being designed incorporating commercially available equipment consisting of inverters, step-up transformers, combiner boxes, DC & AC cabling, collector substation, switchgear, circuit protection devices, substation transformer, interconnection switchyard and associated equipment. The commercially available equipment will be made subject to performance guarantees and long term warranties for the electrical design and delivery of grid quality power to the PREPA electrical system.

Preliminary optimization of project output has indicated a 2.00 DC to AC ratio resulting in an initial phase project size of 160 MW DC at 80 MW AC and up to 395 MW DC for full buildout of the 165 MW AC capacity, together with planned expansion to 100% nameplate (being the intended full-load output of the power facility - 395 MW DC and 165 MW AC) battery storage, in order to meet the demands of PREPA depending on the availability of transmission capacity and electrical system load flows. The initial phase design includes a battery energy storage system sized at 45% of nameplate to store daytime excess energy above the current transmission capacity available of 80 MW AC and to meet all of PREPA's minimum technical standards for frequency and ramp rate control for stability of the electrical grid due to intermittent generation of the solar field.

The initial design of the facility is expected to deliver 280,000,000 KW hours per year. Any unused DC capacity not used in the initial phase will be reserved for future buildout in order to incorporate 100 % nameplate on-site battery storage technology as such technology becomes cost effective, thereby maintaining the Montalva Solar Project at full rated output into the evening and nighttime hours after the solar system generation has decreased due to fading sunlight all with no increase required in available transmission capacity.

The Montalva Solar Project will connect to the existing 115 kV PREPA transmission line that traverses the site to feed power to the Puerto Rican electrical grid. The interconnection point will be an on-site tap or sectionalizer to be designed and constructed by PBJL.  The Montalva Solar Project's close (18 miles) access to the Costa Sur 230 kV transmission lines and control center in Guayanilla will provide an opportunity for increased transmission capacity for the project over other locations and has the opportunity to provide superior reliability while minimizing transmission losses to load centers in San Juan.  In addition, as part of the Montalva Solar Project, PBJI will be replacing the 7.38-mile segment of the 115 kV transmission line that runs from the project site to the San German Substation. The new segment is intended to improve previous transmission line instability, increase regional reliability and provide microgird connectivity in the event of natural disasters.

JRR Engineers of San Juan, Puerto Rico has engineered the project conceptual design and interconnection design for Montalva and prepared the Project Design and Interconnection Submittal submitted to PREPA.

PREPA'S TRANSMISSION SYSTEM
2014

CAMBALACHE GAS TURBINE PLANT
SAN JUAN STEAM AND COMBINED CYCLE PLANT
PALO SECO STEAM PLANT
MORA
HATILLO
ARECIBO
BARCELONETA
VEGA BAJA
MANATÍ
CAMBALACHE
DORADO
ISLA GRANDE
VIADUCTO
115KV UNDERGROUND SYSTEM
M. PEÑA
BERWIND
CANÓVANAS
HATO REY
SABANA LLANA
PALMER
MONACELLOS
FAJARDO
AGUADILLA
AÑASCO
SAN SEBASTIÁN
DOS BOCAS
BAYAMÓN
CANA
PIÑAS
O. NEGRITO
AGUAS BUENAS
BAIRDA
CAGUAS
RÍO BLANCO
DAGUAO
MAYAGÜEZ
MAYAGÜEZ GAS TURBINE PLANT
CAONILLAS
JAYUYA
COMERÍO
JUNCOS
BARRANQUITAS
HUMACAO
ACACIAS
SAN GERMÁN
TORO NEGRO
CAYEY
LAS CRUCES
YABUCOA
JUANA DÍAZ
SANTA ISABEL
GUAYANILLA
CANAS
PONCE
MAUNABO
GUÁNICA
SALINAS
JOBOS
ECOELECTRICA COGENERATION PLANT
SOUTH COAST STEAM PLANT
AGUIRRE STEAM AND COMBINED CYCLE PLANT
A.E.S. COGENERATION PLANT
Montalva Solar Farm
LEGEND:
230 KV LINE
NEW 230 KV LINE
RECONSTRUCTED 230 KV LINE
115 KV LINE
NEW 115 KV LINE
RECONSTRUCTED115 KV LINE
115 KV UNDERGROUND LINE
115 KV CAPACITOR BANK
NEW 115 KV CAPACITOR BANK
230/115 KV TRANSFORMER
NEW 230/115 KV TRANSFORMER
230/115 KV TRANSFORMER INCREASE CAPACITY
115/38 KV TRANSFORMER
NEW 115/38 KV TRANSFORMER
115/38 KV TRANSFORMER INCREASE CAPACITY
230 KV SWITCHYARD
NEW 230 KV SWITCHYARD
NEW 115 KV SWITCHYARD

PLANNED TRANSMISSION SYSTEM IMPROVEMENTS THRU FY 2014

After PREPA

With land available, the project can also be expanded to provide more peak output to PREPA when planned upgrades to the transmission system are made available and can accept higher capacity output from Montalva up to its planned 165 MW AC design. The PPOA has no limitations on the solar field size or size of the battery energy storage system. A distinct benefit of the Montalva is the efficient use of the transmission system. With incorporating battery storage at 45% of nameplate in the initial phase, the production of Montalva is equivalent as if the project were sized at 120 MW AC and thus saving valuable transmission capacity for future use.

Designing Montalva with high DC/AC ratios not only provides for excess energy during peak times for battery storage, but allows maximum use of the available transmission capacity during daylight hours than at lower ratios by quickly ramping to maximum rated output earlier in the day and maintaining the maximum rated output for longer periods after the peak of daytime solar irradiance has been reached. This allows for maximum throughput of kilowatt ("kW") per hour production for each kW of transmission capacity available. Solar panel output degradation due to clouds, low solar irradiance angles, temperature, soiled panels and natural degradation is also minimized and offset at higher DC/AC ratios for longer-term maximum generation providing less generation swings to the PREPA electrical system.

The design can deliver more than nameplate capacity at peak daytime hours when transmission capacity is available than lower DC/AC ratings. When not deliverable due to the transmission and interconnection constraints or contractual limitations, any excess capacity is either clipped by the inverter or can be stored in batteries for later delivery. Furthermore, adding PV modules (which are relatively cost-effective) to feed a specific sized inverter above a project's rated peak AC nameplate capacity can result in bringing the inverter up to its best efficiency earlier in the day and to the inverter's full capacity for longer periods of time as well as excess generation above the transmission capacity rating to charge battery storage systems for later delivery of the excess generation. Adding modules also offsets the effects and impacts of panel soiling, low solar irradiance angles as the sun passes overhead, passing clouds, reduced output due to temperature effects and degradation as the modules age. Having the facility at maximum output for longer periods of time should more than offset the higher cost of the panels, and the power losses due to clipping, when they occur, can be diverted to battery storage when available. The optimum solution with high DC/AC ratios is to store the excess for later delivery when transmission capacity is available.

A recently completed engineering design of the project site has indicated that, for the initial phase of 80 MW AC and battery storage, 42 solar array blocks of 400-watt panels rated at 3.875 MW DC for each block can be constructed on the two site segments south of Highway 116 for a total of 162.75 MW DC. The two site segments can be later expanded for a total of 70 solar arrays and a total of 271.25 MW DC. Preliminary design of the site segment north of Highway 116 can support 38 solar array blocks of 3.875 MW DC for an additional 124.00 MW DC. At full buildout, all three segments can support up to 395 MW DC of solar modules. Using 400-watt panels, the 395 MW would require 987,500 modules. The first phase of 160 MW DC will require 406,875 panels or modules rated at 400 watts each.

Having three multiple sites over a mile apart center to center provides greater reliability of generation due to separation and offer improved reliability as compared to smaller projects due to the time lapse for clouds to move over the site or to totally cover the site.  With leased land available, extra panels will be added to absorb initial generation losses at peak output and will provide more hours of rated generation to PREPA for ease of generation dispatch of PREPA's on-line generation fleet thereby optimizing plant load factors.

Permitting

PBJL has conducted extensive environmental, cultural and archaeological studies and surveys of the project sites and prepared an Environmental Impact Statement (EIS) delineating the environmental setting, the existing socioeconomic setting and the potential construction and operational impacts of a total project size of 395 MW DC. The EIS likewise incorporated mitigation measures to compensate for impacts to flora and fauna and from activities associated with construction and operation of Montalva.

In addition to the environmental surveys conducted and the EIS prepared, PBJL has completed ALTA (American Land Title Association) surveys of both sites and has conducted a preliminary geotechnical investigation together with site borings.

Capital Costs and Financing

Greenbriar has a dedicated team that has been developing the Montalva Solar Project since 2012.  A total of $3.6 million has been investing in developing the Montalva Solar Project through December 31, 2021, not including corporate management and overhead costs in excess of $1.0 million.

Project costs including financing costs, development fees, completion fees, O&M (operation and maintenance) reserves, spare parts and working capital will result in a total project cost of approximately $240 million.  Final project costs will be dependent on the final cost of PV panels, batteries. inverters and other major equipment at the exact date of purchase and the construction costs.  The project cost estimate is based on prior hard bids and current estimates. The Company expects that it will raise capital for the Montalva Solar Project from the following traditional financing sources: project equity, corporate equity, tax equity, mezzanine capital, institutional debt, and bank debt.  No determination has been made on the final form of financing.  The following table is illustrative of the type of financing being considered:

  Senior Lender Term Loan $130,000,000

  Tax Equity Investor $  74,000,000
  Mezzanine Capital $  24,000,000
  Non-tax Cash Equity $  12,000,000
  Total Project Cost $240,000,000

Principal ownership of Montalva will remain with Greenbriar and will be operated by Greenbriar or its direct subsidaries.

The Montalva Projects' principal regulator is the Puerto Rico Energy Bureau.  It is the designated regulator to resolve any conflicts between the project and PREPA.

Legal Proceedings

We are not involved in, or aware of, any legal or administrative proceedings contemplated or threatened by any governmental authority or any other party that is likely to have a material adverse effect on our business. As of the date of this Registration Statement, no director, officer or affiliate is a party adverse to us in any legal proceeding or has an adverse interest to us in any legal proceeding.

B. Organizational structure

We have six subsidiaries: Greenbriar Alberta Holdco Inc., an Alberta company; Greenbriar Capital Holdco Inc., a Delaware company; 2587344 Ontario Inc., an Ontario company; Greenbriar Capital (U.S.) LLC, a Delaware company; AG Solar One, LLC, a Delaware company; and PBJL Energy Corporation, a Puerto Rican company. We own 100% of the voting and dispositive control over all of our subsidiaries.

C. Property, plant and equipment

Sage Ranch

The Property underpinning the Sage Ranch Practice consists of a total of 143 acres of currently vacant land in Tehachapi, California, located between the parallel arterial roads of Valley Boulevard and Pinon Street near Downtown Tehachapi. The site is within a half mile from the Tehachapi City Hall and central Tehachapi, and in close proximity to the historic downtown including many shops, restaurants, and public spaces in the general downtown district.

On October 1, 2017, the Company entered into an agreement with Captiva to sell a 50% undivided interest in the Property.  The Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva. On October 6, 2018, the Company completed the agreement and received 10,687,500 common shares of Captiva and $112,500 in a one-year interest-free promissory note (which has been paid) for total consideration of $1,181,250.  On August 10, 2020 the Company modified its agreement with Captiva into a joint venture whereby the Company retained sole title to the Property and Captiva would fund all development expenditures for a 50% net profits interest.

Sage Ranch is being developed on the Property as a sustainable entry-level residential real estate development.  It is to be constructed under a Master Plan that emphasizes a responsible sustainable approach to the planned community.  We received final City Council approval on September 12, 2021 to build 995 homes.

As described above under the heading "Sage Ranch Real Estate Project - Project Status," we are now working to file a Precise Plan for the first phase of the development.  A Precise Plan will be required for each of the project phases and approvals are expected to be granted assuming each Precise Plan is consistent with the previously-approved Master Plan.  Approval of the Phase I Precise Plan is expected to be received in Q1 2022 following which all the permits needed for construction can be applied for and, when obtained, construction can begin.  The Company is planning to complete Sage Ranch in seven phases over a four-to-seven year period at the rate of between 143 to 250 homes per year.

Montalva Solar Project

The Montalva Solar Project is being developed on adjacent parcels of land totaling approximately 1,800 cuerdas (1,747 acres) that are covered by the Montalva and Laja Option Agreements. The site consists of three segments being:

  a segment located in the Municipality of Guanica just east of the dividing line separating the Municipalities of Guanica and Lajas, consisting of approximately 555 cuerdas,

  a segment located in the Municipality of Lajas adjacent to and west of the segment above and just west of the dividing line separating the Municipalities of Guanica and Lajas, consisting of approximately 720 cuerdas, and a segment located in the Municipality of Lajas adjacent to and north of the segment above in the Municipality of Lajas, consisting of approximately 524 cuerdas.
As described above, since entering into the Montalva and Lajas Option Agreements, the Company has negotiated extensions of the terms of the agreements several times.  The option agreements expired on December 30, 2021, and the Company is currently negotiating extensions.  All four option agreements comprising the Montalva and Lajas Option Agreements provide for a lease term of twenty-five years from the date of execution and may be extended for up to four additional consecutive periods of five-years each, at the Company’s option.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our interim unaudited financial statements as at and for the three and nine months ended September 30, 2021 and 2020, and our audited financial statements as at and for the fiscal years ended December 31, 2020, 2019 and 2018, in each case, together with the notes thereto.  Our financial statements included in this Registration Statement were prepared in accordance with IFRS.

The preparation of financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis we review our estimates and assumptions. The estimates were based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates or other forward-looking statements under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Our actual results may differ materially as a result of many factors, including those set forth under the headings entitled “Forward-Looking Statements” and “Risk Factors” herein.

Critical accounting policies, the policies we believe are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments, are outlined below under the heading “Critical Accounting Policies and Estimates”, and have not changed significantly since our founding.

Overview

We were incorporated on April 2, 2009, under the laws of the Province of British Columbia, Canada, and our principal activity is the acquisition, permitting, re-zoning, management, development possible sale of commercial, residential, industrial, and renewable energy related real estate and energy projects in North America. Our head office is located at, and our principal address is, 632 Foster Avenue Coquitlam, British Columbia V3J 2L7.

Additional information related us is available on SEDAR at www.sedar.com and www.greenbriarcapitalcorp.ca. We do not incorporate the contents of our website or of sedar.com into this Registration Statement. Information on our website does not constitute part of this Registration Statement.

To date, the Company has no history of earning revenues. If the Company is unable to raise any additional funds to undertake planned development, it could have a material adverse effect on its financial condition and cause significant doubt about the Company’s ability to continue as a going concern. In the past, the Company has been successful in obtaining financing, although there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

A. Operating Results

Results of Operations for the Year ended December 31, 2020 as Compared to the Year Ended December 31, 2019 and to the Year December 31, 2018

The Company had a net loss of $3,145,139 for the year ended December 31, 2020, compared to net income of $3,230,974 in 2019 and a net loss of $3,803,743 in 2018.  The decrease in loss in 2020 compared to 2018 was mainly due to a decrease in consulting fees, offset by a gain on sale of land of $381,573 recorded in 2018.  In 2019, a gain of $2,084,063 on unrealized gain from investments, a gain of $1,055,053 on sale of Realblock, and a gain of $1,997,287 on write-off of accounts payable were not repeated in 2020 and accounted for the fluctuation in net loss.

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Consulting Fee	(511,847)	(629,555)	(1,132,251)
General and administrative	(230,661)	(103,063)	(201,574)
Marketing	(239,181)	(11,685)	(294,721)
Finance cost	(150,578)	(223,210)	(250,288)
Professional Fees	(334,872)	(247,760)	(247,647)
Stock-base payment expense	(821,427)	(390,002)	(694,216)
	(2,288,566)	(1,605,275)	(2,820,697)
Foreign exchange (loss) gain	4,206	666,472	(300,572)
Unrealized gain from investments	(161,439)	2,084,063	-
Gain on sales of Realblock	-	1,055,053	-
Gain on settlement of accounts payable	10,401	1,997,287	5,332
Provision for deposits	-	-	-
Gain on sale of property	-	-	381,573
Share of loss of joint-venture	-	-	-
Impairment	-	-	-
Smart glass distribution agreement amortization	(709,741)	(966,626)	(1,069,379)
Net (loss) income	(3,145,139)	3,230,974	(3,803,743)
Other comprehensive gain (loss)	(191,013)	(210,066)	369,551
Net loss and comprehensive loss	(3,336,152)	3,020,908	(3,434,192)
Basic/Diluted (loss) income per share	(0.14)	0.16	(0.21)

Results of Operations for the Nine-Month Interim Period ended September 30, 2021 as Compared to the Nine-Month Interim Period ended September 30, 2020 and to the Nine-Month Interim Period ended September 30, 2019

The Company had a net loss of $8.0 million for the nine months ended September 30, 2021, compared to a net loss of $2.1 million in the same period in 2020 and income of $2.7 million in 2019.  The increase in loss was the result of higher consulting fees in the current period as the Company declared a USD $2,490,000 in bonus awards to executives and directors of the Company in addition to higher general and administrative and marketing costs as the Company continues to move their projects forward and higher non-cash share-based payment expenses and loss on marketable securities.

Other comprehensive income fluctuated over the fiscal periods. This was mainly due to the volatility of foreign exchange, which resulted in translation gains or losses on the Company's inter-company receivables.

	Nine-Months Ended September 30, 2021	Nine-Months Ended September 30, 2020	Nine-Months Ended September 30, 2019
Consulting Fee	(3,747,353)	(405,099)	(554,900)
General and administrative	(400,049)	(119,489)	(45,824)
Marketing	(604,226)	(114,356)	(11,685)
Finance cost	(44,846)	(126,398)	(170,812)
Professional Fees	(221,996)	(155,862)	(147,760)
Stock-base payment expense	(970,275)	(262,729)	(322,190)
	(5,988,745)	(1,183,933)	(1,253,171)
Foreign exchange (loss) gain	(35,285)	(38,569)	104,552

Gain on sale of Realblock	-	-	1,334,508
Unrealized gain from investments	(2,005,272)	(214,877)	1,550,756
Gain on settlement of accounts payable	(20,835)	6,810	1,731,251
Smart glass distribution agreement amortization	-	(709,741)	(722,983)
Net (loss) income	(8,050,137)	(2,140,310)	2,744,913
Other comprehensive gain (loss)	16,019	82,200	(126,312)
Net loss and comprehensive loss	(8,034,118)	(2,058,110)	2,618,601
Basic/Diluted (loss) income per share	(0.30)	(0.10)	0.14

B. Liquidity and Capital Resources

	Consolidated Statement of Financial Position
	Nine months ended September 30, 2021	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Cash and cash equivalents	45,747	47,672	25,865	2,695	132	-
Current Assets	3,076,419	4,393,114	3,183,311	1,079,428	751,544	21,268
Total Assets	10,215,334	10,794,933	9,443,253	8,244,944	8,274,271	9,065,536
Current Liabilities	5,184,033	2,992,902	3,669,788	5,878,760	5,640,315	5,246,281
Total Liabilities	5,184,033	2,992,902	3,830,275	6,262,219	6,162,447	5,675,143

The Company has a cash balance of $45,747 as of September 30, 2021. Cash inflow from financing activities in the nine months ended September 30, 2021 was $4,894,211. The Company received cash for two of private placements with total gross proceeds of $1,950,300, received cash for warrants exercised of $1,302,543, received cash for option exercised of $540,750 and received repayment of the related company loan. Cash inflow from financing activities in the year ended December 31, 2020 was $2,578,995. The Company received cash for four private placements with total gross proceeds of $2,012,786, received cash for warrants exercised of $2,185,787, received cash for option exercised of $115,000 and repaid a portion of the outstanding debt.

Cash outflow from investing activities in the nine months ended September 30, 2021 was $2,525,505 as the Company increased corporate activity in sage ranch, and power project development and advanced $1,971,000 on the Captiva private placement.

Cash outflow from investing activities in the year ended December 31, 2020 was $696,202 as the Company increased corporate activity in power project development.

Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Areas that often require significant management estimates and judgment are as follows:

Share-based payments

Amounts recorded for share-based payments are subject to the inputs used in the Black-Scholes option-pricing model, including estimates such as volatility, forfeiture, dividend yield and expected option life.

Tax

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable earnings will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable earnings together with future tax planning strategies.

Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company's functional and local currency is the Canadian dollar. The functional currency of the Company's subsidiaries is the US dollar. The determination of functional currency may require certain judgments to determent the primary economic environment. The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Assets' carrying value and impairment charges

In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Gain on settlement of accounts payable

Management performed an in-depth analysis of accounts payable and determined that as at December 31, 2019, $1,997,287 related to stale payables for entities that are no longer in existence, projects that have been wound up or periods greater than the statute of limitations. Management has taken the position that these payables are not collectible by the third parties and therefore not a liability of the Company. This amount is included in the gain on settlement of accounts payable in the statement of profit and loss.

Sale of Realblock

The Company sold its blockchain software for consideration including the return and cancellation to the treasury of a total of 786,772 previously issued common shares of the Company, the cancellation of 475,000 previously issued stock options and the cancellation of 276,813 previously issued share purchase warrants. Management has determined that the cancelled common shares will be calculated at fair value at time of cancellation with the difference between fair value and the original issue price being recorded in deficit.

C. Research and Development, Patents and Licenses, etc.

The company does not conduct any research or development and holds no patents or licenses.

D. Trend Information

Potential Impact of the COVID-19 Pandemic

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

E. Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements nor does it  have any transactions, arrangements, obligations (including contingent obligations) or other relationships with any unconsolidated entities or other persons that may have material current or future effect on financial conditions, changes in the financial conditions, results of operations, liquidity, capital expenditures, capital resources or significant components of revenue or expenses.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes the contractual maturities of the Company's financial liabilities and operating commitments:

	Less than 1 year	Over 1 year	Total
Accounts payable and accrued liabilities	$1,975,542	$-	$1,975,542
Loan payables	846,214	-	846,214
Convertible debt	171,146	-	171,146
Total	$2,992,902	$-	$2,992,902

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name, Province/State and Country of Residence	Age	Position	Director/Officer Since
Jeffrey J. Ciachurski, British Columbia, Canada	61	Chief Executive Officer and Director	April 2, 2009
Clifford M. Webb(1)(2)(3) , California, U.S.	76	President and Director	February 18, 2013
Anthony Balic, British Columbia, Canada	39	Chief Financial Officer and Corporate Secretary	January 28, 2020(4)
Daniel Kunz, Idaho, U.S.	69	Director and Chairman of the Board	October 30, 2013
J. Michael Boyd(1)(2)(3), Arizona, U.S.	66	Director	September 8, 2011
William Sutherland(1)(2)(3), Ontario, Canada	69	Director	August 21, 2017
Devon Sandford	42	President of Greenbriar Alberta Holdco Inc.	February 1, 2021

_________________________
Notes

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Corporate Governance Committee

(4) On February 25, 2020, the Company appointed Anthony Balic as Chief Financial Officer and Corporate Secretary effective January 28, 2020.

Business Experience

The following summarizes the occupation and business experience during the past five years or more for our directors and executive officers as of the date of this Registration Statement:

Jeffrey J. Ciachurski, Chief Executive Officer and Director

Mr. Ciachurski launched Greenbriar after a 11-year career as founder, CEO and Director of Western Wind Energy Corp, where he built a vertically integrated, renewable energy owner and operator which was then sold to Brookfield Renewable Energy Partners for $420 million in March 2013.  Mr. Ciachurski established the operating and development assets in California, Arizona, and the Commonwealth of Puerto Rico and financially led and built over 165 MW of solar and wind production and 360 MW of advanced staged assets all wholly owned by the company.

Clifford M. Webb, President and Director

Mr. Webb is an experienced executive and engineering management professional with over 45 years of professional engineering experience and over 35 years of experience in utility-scale renewable energy. Mr. Webb has held executive positions at various renewable energy companies engaged in solar, wind, biomass, cogeneration and geothermal energy. Mr. Webb worked with utility-scale solar generation as Executive Vice President of Luz Development and Finance where Mr. Webb was directly responsible for the development, permitting and construction oversight of the Luz SEGS units, a large solar generating facility with over 300 MW of installed capacity. In addition, Mr. Webb has extensive utility experience both with Southern California Edison Company where he developed and managed its renewable energy procurement program and as a project developer negotiating utility power purchase and transmission interconnection agreements. Mr. Webb is also a former Division Chief of the Engineering and Environmental Siting Division of the California Energy Commission and was a nuclear advisor to Governor Jerry Brown including working directly with the Governor and representing the State of California at hearings before the Nuclear Regulatory Commission. Mr. Webb has a Bachelor of Science degree in Mechanical Engineering from University of California at Berkeley, various graduate studies in engineering at the University of Houston and Colorado State University and is a Registered Professional Engineer.

Anthony Balic, Chief Financial Officer and Secretary

Mr. Anthony Balic has worked with Canadian and US publicly listed companies in a range of senior roles during the past 10 years. He is the current CFO of Goldgroup Mining where he was part of the finance team which brought their Mexican mine into commercial production and is currently the CFO of Captiva Verde Wellness Corp.

Daniel Kunz, Chairman of the Board and Director

Mr. Daniel Kunz MBA, B.Sc. Eng. has more than 35 years of experience in areas of engineering, management, accounting, finance and operations.  In 2014, Mr. Kunz founded and is currently managing member of Daniel Kunz & Associates, LLC an engineering services company in natural resources.  He was Director, President and COO of Ivanhoe Mines Ltd.  In 1998, Mr. Kunz led Ivanhoe into Mongolia where, in 2001 he was part of the team that discovered Oyu Tolgoi, one of the largest copper-gold deposits in the world.  Mr. Kunz is founder, and from 2004 until April 2013 was President, CEO and Director, of U.S. Geothermal Inc., a renewable energy company acquired by Ormat Technologies in 2018 for an enterprise value of US$200 million.  U.S. Geothermal Inc. developed, owns and operates 50 MW of base load power from three geothermal power plants.  In 1993 as president, CEO and director, Mr. Kunz led the IPO of MK Gold Company on the NASDAQ, a gold company he co-founded with worldwide gold mining operations and production of some 200,000 ounces of gold per year from the mines it owned and operated.  For 17 years, Mr. Kunz worked for and ultimately served as a senior executive of Morrison Knudsen Corp (now AECOM), including Vice President & Controller.

In 1995, Mr. Kunz was named a Distinguished Alumni from the University of Montana Tech (formerly the Montana College of Mineral Science and Technology) and was a member of the advisory board for the Engineering Department at the University of Montana Tech. He currently serves on the board of directors of several public companies involved in natural resource development

J. Michael Boyd, Director

Before joining Greenbriar Capital Corp, Mr. Boyd held the position of Executive Vice President of Development for Western Wind Energy Corp., until the company was purchased by Brookfield Renewable Energy Partners. He assisted Western Wind Energy in acquiring, leasing and zoning real estate suitable for the development of wind and solar farms in Arizona and California. In addition, Mr. Boyd served on the company's Board of Directors.  Prior to joining Western Wind, he served as an elected member of the Central Arizona Water Conservation District, a large water utility in the state of Arizona and its biggest electrical consumer. Prior to that, Mike served two terms on the Pima County (Arizona) Board of Supervisors. Mr. Boyd graduated from UCLA.

William Sutherland, Director

Mr. William Sutherland was Vice President & Senior Managing Director at Manulife Financial where he headed the firm's Project Finance & Infrastructure Team. He and his team at Manulife have been leading arrangers and providers of debt and equity financing to the independent power sector for over 18 years. He is a seasoned corporate banker with over 37 years of business development, relationship management and corporate and project finance experience. Bill started as an analyst within The Bank of Nova Scotia's International Corporate Finance Group in 1980 where he focused on project finance. He later created and led project and corporate finance teams at Chase Manhattan Bank, Mitsubishi Bank and Deutsche Bank where he specialized in financing projects and mergers and acquisitions within the mining and metals, forestry, oil & gas, pipeline and power sectors. In 1998, Bill acted as a consultant to Barrick Gold Company as Barrick explored the possibilities of creating a mine finance business in competition with the major commercial banks. Bill joined Clarica Life Insurance Company in 1998 where he created and headed a project finance team dedicated to financing power and infrastructure projects in Canada. Following its success in the Canadian market, the group broadened its focus and became a pioneering and leading arranger and provider of financing to the Canadian and U.S. wind power industries. The team moved to Manulife in 2002 and since that time expanded its leadership role within the Canadian independent power and U.S. renewable power markets. Bill is a Professional Engineer (AEPO) and holds a BSc. (Mechanical Engineering) and MBA from Queen's University, Kingston.

Devon Sandford, President, Greenbriar Alberta Holdco Inc.

Mr. Devon Sandford is a successful entrepreneur and industry leading electrical contractor. He is especially knowledgeable in the design and construction of electrical power distribution systems including utility scale solar facilities. He has launched and successfully sold several companies that have designed and manufactured switchgear, motor control, modular substations, and zone rated electrical systems. He has operated in utility, mining, oil and gas and renewable energy markets throughout his career. He is currently the President of Greenbriar Alberta Holdco Inc. and leads the effort to build high quality "inside-the-fence", utility scale and commercial solar facilities. Devon has track record of building high quality projects on time and under budget.

Family Relationships

There are no family relationships among any of our directors and executive officers.

Term of Office

Each director of our company is to serve for a term of one year ending on the date of the subsequent annual meeting of stockholders following the annual meeting at which such director was elected. Notwithstanding the foregoing, each director is to serve until his successor is elected and qualified or until his death, resignation or removal. Our Board of Directors appoints our officers and each officer is to serve until his successor is appointed and qualified or until his or her death, resignation or removal.

Involvement in Certain Legal Proceedings

During the past ten years, none of our directors or executive officers have been the subject of the following events:

1. a petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any Company or business association of which he was an executive officer at or within two years before the time of such filing;

2. convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

(a) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(b) engaging in any type of business practice; or

(c) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4. the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph 3(a) in the preceding paragraph or to be associated with persons engaged in any such activity;

5. was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any Federal or State securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

6. was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7. was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(a) any Federal or State securities or commodities law or regulation;

(b) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or

(c) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8. was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Independence

Our Board of Directors has determined that the following directors are "independent" as such directors do not have a direct or indirect material relationship with our Company. A material relationship is a relationship which could, in the view of our Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

• J. Michael Boyd;

• Daniel Kunz; and

• William Sutherland.

Code of Business Conduct and Ethics

The Board has not yet adopted a formal written Code of Business Conduct and Ethics. In recruiting new board members, the Board considers only persons with a demonstrated record of ethical business conduct.

B. Compensation

Compensation Discussion and Analysis

This section sets out the objectives of our Company's executive compensation arrangements, our Company's executive compensation philosophy and the application of this philosophy to our Company's executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board of Directors made in fiscal 2019 with respect to its Named Executive Officers (as herein defined).

The Board is responsible for determining all forms of compensation, including long-term incentives in the form of stock options to be granted to directors, officers, and consultants of the Company. The Board is also responsible for reviewing recommendations from the Compensation Committee for compensation of the Chief Executive Officer and other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining the compensation of its officers, the Compensation Committee will consider: (i) recruiting and retaining officers critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Company's shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general. Greenbriar's compensation program currently relies heavily on the granting of stock options and performance bonuses.

The long-term incentive program is intended to align the interests of the Named Executive Officers (as defined below), directors, consultants and employees with those of Greenbriar's shareholders over the longer term and to provide a retention incentive for each Named Executive Officer. This component of the compensation package consists of grants of options to purchase common shares. Numerous factors are taken into consideration by the Board in determining grants of options, including: a review of the previous grants (including value both at the current share prices and potential future prices), the remaining time to expiry, overall corporate performance, share price performance, the business environment and the role and performance of the individual in question.

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by Greenbriar or its subsidiaries, to each of the executive officers set out below (each, a “Named Executive Officer”) and director of Greenbriar, in any capacity, including, for greater certainty, all plan and non‐plan compensation, direct or indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the Named Executive Officer or a director of Greenbriar for services provided and for services to be provided, directly or indirectly, to Greenbriar or its subsidiaries in the two most recently completed financial years ended December 31, 2020 and December 31, 2019.

Executive Officer and Principal Position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total Compensation ($)
Jeffrey J. Ciachurski	2020	Nil	Nil	Nil	Nil	Nil	Nil
Chief Executive Officer, Former Interim Chief Financial Officer(4) and Director	2019	Nil	Nil	Nil	Nil	Nil	Nil

Clifford M. Webb	2020	$118,819	Nil	Nil	Nil	Nil	$118,819
President and Director	2019	$91,413(1)(2)	Nil	Nil	Nil	Nil	$91,413

Anthony Balic	2020	$100,000	Nil	Nil	Nil	Nil	$100,000
Chief Financial Officer	2019	$80,000	Nil	Nil	Nil	Nil	$80,000
_________________________
Notes

(1) These amounts have been converted from U.S. dollars to Canadian dollars at a rate of CDN$1 to US$0.75.

(2) These amounts have been converted from U.S. dollars to Canadian dollars at a rate of CDN$1 to US$0.77.

(3) These amounts were paid or accrued.

(4) On February 25, 2020, the Company appointed Anthony Balic as Chief Financial Officer and Corporate Secretary effective January 28, 2020.

Stock Options and Other Compensation Securities

The following table sets forth details for all stock options outstanding for each of the Named Executive Officers and directors as at the year ending December 31, 2021:

Name and Position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class	Date of issue or grant (m/d/y)	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security underlying security at year end(1) ($)	Expiry date (m/d/y)
Jeffrey J. Ciachurski	Stock Options	nil	-	-	-	-	-
Chief Executive Officer, Former Interim Chief Financial Officer(4) and Director

Clifford M. Webb	Stock Options	250,000	07/01/19	1.00	0.98(2)	1.60	07/01/24
President and Director

Anthony Balic	Stock Options	150,000	06/08/18	1.20	1.24	1.60	08/21/22
Chief Financial Officer

Name and Position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class	Date of issue or grant (m/d/y)	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security underlying security at year end(1) ($)	Expiry date (m/d/y)
J. Michael Boyd	Stock Options	125,000	02/07/18	1.10	1.35	1.60	02/07/23
Director

Daniel Kunz	Stock Options	250,000	04/12/19	1.00	0.9800	1.60	04/12/24
Director

William Sutherland	Stock Options	250,000	08/21/17	1.20	1.15(3)	1.60	08/21/22
Director
_________________________
Notes

(1) Closing price on December 30, 2020, the last day of trading for the year ended December 31, 2020.

(2) Closing price on June 28, 2019, the last date shares traded up to and including the date of grant.

(3) Closing price on August 16, 2017, the last date shares traded up to and including the date of grant.

Executive Compensation Agreements

Pursuant to a consulting agreement dated July 1, 2014, the President of Greenbriar, Clifford M. Webb, agreed to lead all the wind and solar development in obtaining permitting, environmental compliance and raising of capital to construct Greenbriar's renewable energy facilities for an annual fee of US $120,000. The agreement was amended on October 18, 2016 to provide for an annual fee of US $60,000. In addition to the annual fee, Greenbriar agreed to reimburse all reasonable expenses incurred related to office expenses, daily travel per diem, mileage expense and health and life insurance premium expense. The agreement also provided for a bonus of US $250,000 in recognition of the President's unpaid work in support of Greenbriar's projects since March 2013 which was awarded to the President during the year ended December 31, 2014. The bonus will be paid from available funds upon Greenbriar closing certain development milestones allowing for an equity raise of at least US$2,000,000 or the sale of any Greenbriar assets or project rights including the Tehachapi project, whichever occurs first. The President will also be paid a US$1,950,000 development completion bonus at the time the Montalva Solar Project completes all key milestones necessary for Greenbriar to obtain project financing for the Montalva Solar Project.

Stock Option Plan and Stock Options

Greenbriar’s Stock Option Plan (the “Stock Option Plan”) was approved by Greenbriar’s shareholders at the last annual general meeting held on January 29, 2019. The purpose of the Stock Option Plan is to encourage ownership of the common shares of Greenbriar by persons (“Eligible Persons”) who are directors, senior officers and Employees of, as well as Consultants and employees of management companies providing services to, Greenbriar. Given the competitive environment in which Greenbriar operates its business, the Stock Option Plan will assist it to attract and retain valued directors, senior officers, Employees, Consultants and employees of management companies.

The aggregate number of Greenbriar's common shares reserved for issuance under the Stock Option Plan is a maximum of 10% of the issued and outstanding share capital at the date of grant. If any options granted under the Stock Option Plan expire or terminate for any reason without having been exercised in full, the unpurchased shares will again be available under the Stock Option Plan. As the Stock Option Plan is a "rolling plan", the policies of the Exchange provide that Greenbriar must seek shareholder approval of the Stock Option Plan annually. "Consultant", "Employee", "Eligible Person", "Investor Relations Activities" and "Discounted Market Price" all have the same definition as in the Policies of the TSXV.

The following summary is a brief description of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan:

1. The maximum number of shares that may be issued upon the exercise of stock options previously granted and those granted under the Stock Option Plan will be a maximum of 10% of the issued and outstanding common shares at the time of the grant.

2. Stock options can be issued to persons who are directors, senior officers, Employees, advisory board members and Consultants of, or employees of management companies providing services to, Greenbriar.

3. The minimum exercise price of a stock option cannot be less than the Discounted Market Price of Greenbriar's common shares.

4. The number of options granted to any one individual may not exceed 5% of the outstanding listed shares in any 12 month period, unless Greenbriar obtains disinterested shareholder approval.

5. The number of options granted to any one Consultant may not exceed 2% of Greenbriar's outstanding listed shares in any 12 month period.

6. The number of options granted to any Employee conducting Investor Relations Activities in any 12 month period may not exceed 2% of Greenbriar's outstanding listed shares in any 12 month period.

7. All options granted under the Stock Option Plan may not have an expiry date exceeding ten years from the date on which the Board grants the option.

8. If the optionee is a director, senior officer, Employee, Consultant or management company employee and ceases to be (other than by reason of death) an Eligible Person, then the option granted shall expire within a reasonable period of time, as determined by the Board, following the date that the option holder ceases to be an Eligible Person, subject to the terms and conditions set out in the Stock Option Plan.

9. If an optionee ceases to be an Eligible Person by reason of death, an optionee's heirs or administrators shall have until the earlier of:

(a) one year from the death of the option holder; and

(b) the expiry date of the options

in which to exercise any portion of options outstanding at the time of death of the optionee.

10. The Stock Option Plan will be administered by Greenbriar's Board who will have the full authority and sole discretion to grant options under the Stock Option Plan to any Eligible Person, including themselves.

11. The options are non-assignable and non-transferable.

12. Greenbriar shall have the authority to deduct and withhold, or require the Optionee to remit to Greenbriar, the amount of any taxes or other required source deductions which Greenbriar is required by law or regulation of any governmental authority whatsoever to remit in connection with any issuance of shares upon the exercise of options.

13. The Board may from time to time, subject to regulatory approval, amend or revise the terms of the Stock Option Plan.

In addition to the Stock Option Plan, the Company has established a Performance Share Plan in connection with the issue of the Performance Shares under the Sandford Solar Projects Consulting Agreement.  Mr. Sandford is the only participant under the Performance Share Plan.  The Performance Share Plan was approved by the Company's shareholders on June 8, 2021.  It is contemplated that the Company will issue 100,000 Performance Shares on a project achieving a commercial operations date (the date solar power is delivered to a buyer under a power purchase agreement), up to a currently approved maximum of 2,600,000 Performance Shares.

Projects being developed under the Alberta Solar Property Agreement are at various stages of development, including late stage, mid stage and early stage projects, but none have reached the stage where Mr. Sandford is entitled to compensation under the Sandford Solar Projects Consulting Agreement, which is premised on commercial operations.

Pension Disclosure

Greenbriar does not have any pension, defined benefit, defined contribution or deferred compensation plan in place.

Securities Authorized For Issuance Under Equity Compensation Plans

The only equity compensation plans which Greenbriar currently has in place are: (a) the Stock Option Plan which was approved by Greenbriar's shareholders on June 8, 2021; and (b) the Performance Share Plan which was approved by the Company's shareholders on June 8, 2021. The following table sets forth, as at December 31, 2021, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Plan Category	Number of securities covered by awards granted(1) (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans(2)(3) (c)
Equity compensation plans approved by securityholders	2,330,500	$1.20	3,168,743
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,330,500	$1.20	3,168,743
_________________________
Notes

(1) A total of 2,330,500 options are outstanding which have been granted pursuant to Greenbriar's Stock Option Plan.

(2) Greenbriar currently has a "rolling" Stock Option Plan. The aggregate number of common shares reserved for issuance is a maximum of 10% of the issued and outstanding share capital of Greenbriar as at the date of grant.

(3) Excludes securities reflected in column (a), and includes 2,600,000 common shares reserved for issuance under the Performance Share Plan.

C. Board Practices

Board of Directors

The Articles of the Company provide that the number of directors is set at:

(a) subject to paragraphs (b) and (c), the number of directors that is equal to the number of our first directors;

(b) if we are a public company, the greater of three and the number most recently elected by ordinary resolution (whether or not previous notice of the resolution was given); and

(c) if we are not a public company, the number most recently elected by ordinary resolution (whether or not previous notice of the resolution was given).

Our Board of Directors currently consists of five directors. Our directors are elected annually at each annual meeting of our Company's shareholders. The Board of Directors assesses potential Board candidates to fill perceived needs on the Board of Directors for required skills, expertise, independence and other factors.

Our Board of Directors is responsible for appointing our Company's officers.

Board of Director Committees

At this time the Company has the following committees:

  the Audit and Finance Committee (the “Audit Committee”), consisting of Clifford M. Webb, J. Michael Boyd and William Sutherland, of whom Mr. Boyd and Mr. Sutherland are independent.

  the Corporate Governance Committee, consisting of Clifford M. Webb, J. Michael Boyd and William Sutherland, of whom Mr. Boyd and Mr. Sutherland are independent.

  the Compensation Committee, consisting of Clifford M. Webb, J. Michael Boyd and William Sutherland, of whom Mr. Boyd and Mr. Sutherland are independent.

Audit Committee

The Audit Committee assists the Board in fulfilling its financial oversight responsibilities by reviewing the financial reporting process, the system of internal controls and the audit process. The Audit Committee's responsibilities include:

  Reviewing the annual audited financial statements to satisfy itself that they are presented in accordance with applicable generally accepted accounting principles (“GAAP”) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements;

  With respect to the annual audited financial statements, discussing significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors and having meetings with the Company’s auditors without management present, as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out;

  Reviewing any internal control reports prepared by management and the evaluation of such report by the external auditors, together with management’s response;

  Reviewing and satisfying itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, management’s discussion and analysis and interim earnings press releases, and periodically assess the adequacy of these procedures;

  Review management’s discussion and analysis relating to annual and interim financial statements and any other public disclosure documents, including interim earnings press releases, that are required to be reviewed by the Committee under any applicable laws, before the Company publicly discloses this information;

  Inquire of management and the external auditors about significant financial risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks;

  Review the post-audit or management letter containing the recommendations of the external auditors and management’s response and subsequent follow-up to any identified weaknesses; and

  Establish procedures for:

o the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

o the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Corporate Governance Committee

The Corporate Governance Committee is responsible for the development and supervision of Greenbriar's approach to corporate governance issues. The Corporate Governance Committee assists the Board in developing corporate governance guidelines, including the constitution and independence of the Board, and makes recommendations to the Board with respect to corporate governance practices.

Compensation Committee

The Board is responsible for determining all forms of compensation, including long-term incentives in the form of stock options to be granted to directors, officers, and consultants of the Company. The Board is also responsible for reviewing recommendations from the Compensation Committee for compensation of the Chief Executive Officer and other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining the compensation of its officers, the Compensation Committee will consider: (i) recruiting and retaining officers critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Company's shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.

The Company has established a Real Estate Advisory Board. The members of the board are Mr. Tommy Sullivan (Chairman) and Mr. Paul Morris. The Real Estate Advisory Board has been established to industry advice and best practises, as well as mentoring and business referrals. The board meets by phone several times a week and there is no compensation paid.

D. Employees

As of January 24, 2022, we had no full-time or part-time employees.

E. Share Ownership

Shares

The shareholdings of our officers and directors are set out in Item 7 below.

Options

The stock options, exercisable into common shares of the Company, held by our officers and directors are set out in Item 6 B above.

Warrants

Warrants, exercisable into common shares of the Company, held by our officers and directors are set forth below as of December 31, 2021.

Name	Position	Allotment date	Expiration date	Exercise price	Total
Clifford Webb	Director	March 25, 2020	April 21, 2024	$0.55	350,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common share as of January 24, 2022 by (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding common share; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common shares.

Name	Common Shares of the Company Beneficially Owned (1)	Percentage of Common Shares Beneficially Owned (2)
Directors and Executive Officers:
Jeffrey J. Ciachurski(3), Chief Executive Officer and Director	4,364,900	14.95%
J. Michael Boyd(4), Director	375,936	1.29%
Daniel Kunz(5), Director	251,900	0.86%
Clifford Webb(6), President and a director	2,098,857	7.19%
William Sutherland (7), a director	345,000	1.18%
Anthony Balic(8), Chief Financial Officer and Corporate Secretary	150,000	0.51%
Devon Sandford(9), President of Greenbriar Alberta Holdco Inc.	570,000	1.95%
Directors and Executive Officers as a Group (Seven Persons)(7)	8,156,593	27.93%
Other 5% or more Shareholders:
N/A

 * Less than 1%.

_________________________
Notes

(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or common shares: (i) voting power, which includes the power to vote, or to direct the voting of common shares; and (ii) investment power, which includes the power to dispose or direct the disposition of common shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the common shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of common shares actually outstanding on January 24, 2022.

(2) The percentage is calculated based on 29,202,429 common shares that were outstanding as of January 24, 2022.

(3) Shares beneficially owned consists of i) 2,649,600 Common Shares held directly by Mr. Ciachurski, (ii) 1,715,300 Common Shares held of record by Mr. Ciachurski's wife

(4) Shares beneficially owned consists of (i) 250,936 Common Shares held directly by Mr. Boyd, (ii) stock options to purchase 125,000 Common Shares which have vested.

(5) Shares beneficially owned consists of (i) 1,900 Common Shares held directly by Mr. Kunz, (ii) stock options to purchase 250,000 Common Shares which have vested.

(6) Shares beneficially owned consists of (i) 1,498,857 Common Shares held directly by Mr. Webb, (ii) stock options to purchase 250,000 Common Shares which have vested, and (iii) 350,000 Common Shares issuable upon the exercise of warrants registered directly to Mr. Webb.

(7) Shares beneficially owned consists of (i) 95,000 Common Shares held directly by Mr. Sutherland, (ii) stock options to purchase 250,000 Common Shares which have vested.

(8) Shares beneficially owned consists of 150,000 Common Shares held directly by Mr. Balic.

(9) Shares beneficially owned consists of (i) 70,000 Common Shares held directly by Mr. Sandford, (ii) stock options to purchase 500,000 Common Shares which have vested.

The information as to shares beneficially owned, not being within our knowledge, has been furnished by the officers and directors.

As at January 24, 2022, there were 29 holders of record of our common shares.

Transfer Agent

Our shares of common stock are recorded in registered form on the books of our transfer agent, Computershare Investor Services Inc., located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia Canada V6C 3B9.

B. Related Party Transactions

Clifford M. Webb

Consulting Agreement

On July 1, 2014, the Company entered into a consulting contract with Clifford M. Webb, a Director and the President of the Company. The agreement provides for an annual fee of US $120,000 in which the President will lead all the wind and solar development in obtaining permitting, environmental compliance and raising of capital to construct the renewable energy facilities (“Annual Fee”). In addition, the Company agrees to reimburse all reasonable expense incurred related to office expenses, daily travel per diem, mileage expense and health and life insurance premium expense. Further, upon the Company closing certain development milestones allowing for an equity raise of at least US $2 Million or the sale of any Company assets or project rights including the Tehachapi land whichever comes first, the agreement provides for a one-time payment of US $250,000 in recognition of the President’s unpaid work in support of the Company’s projects since March 2013. Lastly, the President will be paid a US$3 Million development completion bonus at the time the Montalva Solar Project completes all key milestones necessary for the Company to obtain project financing for the Montalva Solar Project.

On October 15, 2016, the President entered into an amended compensation agreement with the Company. Under this new agreement, the President agreed to settle all unpaid fees and late penalties with a US$168,750 loan at interest of 8% per annum compounded semi-annually. His base fee will be reduced to US$5,000 per month until such time as a PPOA for a project has been executed with PREPA or other such milestone has occurred as determined by the board. The fee will then be reverted back to US$10,000 per month. Further the development completion award for the Montalva solar project will be reduced to US$1.95 million from the initial US$3 million.

Loans

On August 13, 2018, the Company renegotiated the terms of an outstanding loan comprising certain debt due to Clifford M. Webb, the Company's President, for services rendered to the Company. Mr. Webb has agreed to extend the term of the loan until June 15, 2021. In recognition of Mr. Webb's efforts to move the Company's Montalva project in Puerto Rico forward to date and as a further inducement to ensure Mr. Webb's continued contribution to the advancement of the Montalva Project, the Company has agreed to grant a bonus of $65,000 to Mr. Webb.

December 31, 2018, the Company agreed to convert $322,534 of the loans outstanding from a director into a convertible debenture granted to the lender the ability to convert the loan and interest into units of the Company at the conversion price of $1.25 per unit. Each unit is comprised of one share and one half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional share of the Company at a price of $1.50 on or prior to June 15, 2021.

On June 12, 2019, $156,250 of the $322,534 convertible debentures issued on June 15, 2018 was converted into 125,000 units of the Company at a price of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to June 15, 2021.

On April 9, 2020, $36,268 interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 51,811 shares of the Company at a fair value of $0.70 per share. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On June 8, 2021, $17,645 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 11,922 units of the Company at a fair value of $1.48 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On July 12, 2021, $166,284 of the $322,534 convertible debentures issued on June 15, 2018 was converted into 133,027 units of the Company at a price of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On July 12, 2021, $1,567 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 1,080 units of the Company at a fair value of $1.45 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

During the nine months ended September 30, 2021, the President charged the Company $72,762 (2020 - $60,841) under the contract. As at September 30, 2021, included in accounts payable are fees and expenses due to the President of the Company of $14,634 (December 31, 2020 - $167,444).

During the nine months ended September 30, 2021, a Company controlled by the CFO charged the Company $60,000 (2020 - $60,000) related to services.

During the nine months ended September 30, 2021, related party loan interest of US $43,186 (December 31, 2020 - US $52,991) was capitalized to power project development and construction costs.

As at September 30, 2021, the Company had a loan of $17,021 (December 31, 2020- receivable of $1,310,013) payable to Captiva. The loan is non-interest bearing and is repayable upon demand. The loan represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva. During the current period, Captiva repaid the loan receivable and the Company has advanced Captiva $1,971,000 to participate in the Captiva non-brokered private placement.

As at September 30, 2021, the Company had $78,722 (December 31, 2020 - $183,387) in accounts payable to related parties.

On August 4, 2021, the Company declared USD $2,490,000 in bonus awards to executives and directors of the Company in recognition of receiving full entitlement approval by local authorities for the Sage Ranch project.  The awards were made in recognition of the many years of perseverance and effort involved in getting the project approved, reducing materially management salaries and director fees, and maintaining efforts to conserve cash. The expense was recording as consulting fees in the statement of loss and comprehensive loss.

Jeffrey J. Ciachurski

Captiva acquired the 50% interest in the development land from the Company. On October 9, 2018, Captiva closed the acquisition agreement with Greenbriar Capital (U.S.) LLC to purchase a 50% undivided interest in approximately 132 acres of real property located in the City of Tehachapi, California, USA. The acquisition represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also a Director and the Chief Executive Officer of the Company. As consideration for the Acquisition, Captiva issued 10,687,500 common shares to the Company and a $112,500 one-year interest free loan, which was immediately settled in cash upon closing.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Our unaudited consolidated financial statements as at and for the three and six months ended June 30, 2020 and 2019 and our audited consolidated financial statements as at and for the years ended December 31, 2019, 2018 and 2017 are attached hereto and found immediately following the text of this Registration Statement, beginning on page F-1. The financial statements of the Company have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board and are included under Item 18 of this Registration Statement. The financial statements including related notes are accompanied by the report of the Company's independent registered public accounting firm, Davidson & Company LLP, and by the report of the Company's prior independent registered public accounting firm, Deloitte LLP.

Legal Proceedings

As of the date of this Registration Statement, in the opinion of our management, we are not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate, and, to our knowledge, no legal proceedings of a material nature involving us currently are contemplated by any individuals, entities or governmental authorities.

Dividends

We have not paid any dividends on our common shares since in Company. Our management anticipates that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the Board of Directors' discretion, subject to applicable law, after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

B. Significant Changes

We have not experienced any significant changes since the date of the financial statements included with this Registration Statement except as disclosed in this Registration Statement.

ITEM 9. THE OFFER

A. Offer

Our Common Shares are listed for trading on the TSXV under the trading symbol "GRBP".

As of the date of this Registration Statement, our authorized capital consisted of an unlimited number of Common Shares without par value.  Our issued and outstanding Common Shares are fully paid.  We have no other authorized class of equity securities.

Our Common Shares are in registered form and the transfer of our Common Shares is managed by our transfer agent, Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9 (Tel: (604) 661-9400). Our transfer agent in the United States is expected to be Computershare Trust Company, N.A., Canton, MA.

For additional details regarding our Common Shares, see Item 10.A, "Share Capital".

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A "Offer and Listing Details".  Our common shares trade on the TSXV under the symbol "GBR" and our CUSIP number is 39364R. Our common shares also trade on the OTC under the symbol "GEBRF".

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized capital consists of an unlimited number of Common Shares without par value. The holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders and to one vote in respect of each common share held at such meetings.

The following table sets forth certain particulars regarding the Common Shares that are issued and outstanding as at January 24, 2021. All Common Shares issued and outstanding are fully paid.

Number of Common Shares Authorized	Number of Common Shares Issued and Outstanding as of January 24, 2022	Par Value of Common Shares	Book Value of Common Shares as at December 31, 2021
Unlimited	29,202,429	No par value	$20,393,102

As of January 24, 2022, there were a total of 2,120,500 outstanding stock options issued under our Stock Option Plan and 2,059,470 outstanding warrants. In addition, as at January 24, 2022, 799,743 stock options remain available for future grant under the Stock Option Plan and 2,600,000 Common Shares are reserved for issuance under our Performance Share Plan.

History of Issuances

In the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S promulgated under the Securities Act regarding sales by an issuer in offshore transactions, Regulation D under the Securities Act, Rule 701 under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

Fiscal 2021

On January 27, 2021, the Company closed a non-brokered private placement and issued 250,000 units at a price of $2.00 per unit for gross proceeds of $500,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of $2.50 until January 27, 2023.

On February 24, 2021, the Company issued 50,000 common shares share to Genevieve Enterprise Corp. pursuant to a finder's fee agreement. The $105,000 was recorded in consulting fees in the statement of loss and comprehensive loss.

April 22, 2021, the Company settled debt in the total amount of $178,856 with two of its creditors, by the issuance of 144,239 common shares at a price of $1.24 per share.

On June 8, 2021, $17,645 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 11,922 units of the Company at a fair value of $1.48 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On July 12, 2021, $1,567 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 1,080 units of the Company at a fair value of $1.45 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On July 12, 2021, principal amount of $166,284 convertible debentures of the $322,534 convertible debentures issued on June 15, 2018 was converted into 133,027 units of the Company at a fair value of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On September 14, 2021, the Company closed the non-brokered private placement, issued 878,970 units at a price of $1.65 per Unit for gross proceeds of $1,410,750 and a reduction in accounts payable of $39,551. Each Unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share in the capital of Greenbriar at a price of $2.00 for a period of two years.

During the period ended September 30, 2021, 449,500 stock options were exercised for gross proceeds of $540,749.

During current period ended September 30, 2021, 865,458 shares were issued from warrants exercised for gross proceeds of $1,302,543.

Fiscal 2020

On January 27, 2020, the Company closed a non-brokered private placement and issued 611,000 units at a price of $0.50 per unit for gross proceeds of $300,000 and a reduction of $5,500 in accounts payable. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of $0.55 until April 21, 2024. The Company incurred $8,500 in share issuance costs related to the financing.

On March 25, 2020, the Company closed a non-brokered private placement and issued 1,000,000 units at a price of $0.50 per unit for gross proceeds of $480,000 and a reduction of $20,000 in accounts payable. Each unit is comprised of one common share and one full common share purchase warrant. Each warrant entitles the holder to acquire one additional common share in the capital of Greenbriar at a price of $0.55 per common share until April 21, 2024.

On April 9, 2020, $36,268 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 51,811 units of the Company at a fair value of $0.70 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On May 1, 2020, the Company closed a non-brokered private placement and issued 1,018,593 units at a price of $0.645 per unit for gross proceeds of $597,008 and a reduction in accounts payable of $59,985. Each unit is comprised of one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one additional share in the capital of Greenbriar at a price of $1.00 until April 21, 2024. The Company incurred $19,928 in share issuance costs related to the financing.

On June 1, 2020, 25,000 stock option were exercised for gross proceeds of $15,000.

On June 11, 2020, principal amount of $50,000 of convertible debentures issued on January 13, 2017 in the aggregate amount of $125,000 converted into 50,000 units at a price of $1.00 per unit. Each unit comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2022.

On July 2, 2020, 25,000 stock option were exercised for gross proceeds of $15,000.

On July 13, 2020, principal amount of $75,000 of convertible debentures issued on January 13, 2017 in the aggregate amount of $75,000 were converted into 75,000 units at a price of $1.00 per unit. Each unit comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2022.

On July 13, 2020, the Company issued 25,000 units at a fair value of $25,000 as units for services. Each unit comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2022.

On November 2, 2020, the Company closed a non-brokered private placement and issued 500,000 units at a price of $1.50 per unit for gross proceeds of $735,750 and a reduction of accounts payable of $14,250. Each unit is comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share in the capital of the Company at a price of $1.75 per until November 2, 2022.

On September 22, 2020, 100,000 stock option were exercised for gross proceeds of $85,000.

During current year 2,820,836 shares was issued from warrants exercised for gross proceeds of $2,185,787 and a reduction of accounts payable of $153,750, 150,000 shares was issued from options exercised for gross proceed of $115,000.

Fiscal 2019

On March 18, 2019, the Company issued the 81,793 common shares at a fair value of $77,703 to settle certain debts owned to an arms-length party, a gain of $2,468 on settlement of accounts payable was recorded.

On April 5, 2019, the Company issued 33,582 common shares at a fair value of $32,239 to settle services owed to an arms-length party, a gain of $672 on settlement of accounts payable was recorded.

On April 15, 2019, the Company closed a non brokered private placement, the Company issued 536,700 units at a price of $1.03 per unit for gross proceeds of $532,201 and a reduction of accounts payable of $20,600.  Each unit is comprised of one common share and one half of one share purchase warrant.  Each whole warrant entitles the holder to acquire one additional share in the capital of the Company at a price of $1.50 until April 15, 2021. The Company incurred share issuance costs of $15,813 related to the placement.

On June 12, 2019, 125,000 shares were issued on conversion of $156,250 of the $322,534 convertible debentures issued on June 15, 2018. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to June 15, 2021.

On July 10, 2019, the Company announced that it sold its blockchain software to Titleloq, LLC. The share consideration comprised of the return and cancellation to the treasury of a total of 786,772 previously issued common shares.

B. Memorandum and Articles of Association

The following is a summary of our Notice of Articles and Articles. You should read those documents for a complete understanding of the rights and limitations set out therein. Our Company number, as assigned by the British Columbia Registry Services, is BC0849070.

Remuneration of Directors

Our directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director's capacity as an officer or employee of ours.

Number of Directors

According to Article 13.1 of our Articles, the number of directors, excluding additional directors appointed under Article 14.8 is set at:

(a) subject to paragraphs (b) and (c), the number of directors that is equal to the number of our first directors;

(b) if we are a public company, the greater of three and the most recently set of (i) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and (ii) the number of directors set under Article 14.4; and

(c) if we are not a public company, the number most recently set of: (i) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and (ii) the number of directors set under Article 14.4.

Directors

Our directors are elected annually at each annual meeting of our Company's shareholders. Article 14.8 provides that the Board of Directors may, between annual general meetings or unanimous resolutions contemplated by Article 10.2, appoint one or more additional directors to serve until the next annual meeting, but the number of additional directors must not at any time exceed:

(a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b) in any other case, one-third of the number of the current directors who were elected or appointed as directors under Article 14.8.

Our Articles provide that our directors may from time to time, on behalf of our Company, without shareholder approval:

• create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

• increase, reduce or eliminate the maximum number of shares that we are authorized to issue out of any class or series of shares or establish a maximum number of shares that we are authorized to issue out of any class or series of shares for which no maximum is established;

• if we are authorized to issue shares of a class of shares with par value;

• decrease the par value of those shares;

• if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

• subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value;

• consolidate all or any of its unissued or fully paid issued shares with par value into share of larger par value;

• subdivide all or any of its unissued or fully paid issued shares without par value;

• change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value;

• alter the identifying name of any of its shares;

• consolidate all or any of its unissued or fully paid issued shares without par value;

• otherwise alter it shares or authorized share structure when required or permitted to do so by the Business Corporations Act;

• borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

• issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and at any discount or premium and on such terms as they consider appropriate;

• guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

• mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of the Company.

Our Articles also provide that we may by resolution of the directors authorize an alteration to our Notice of Articles in order to change our name.

Our Articles provide that the directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the Board of Directors held at regular intervals may be held at the place and at the time that the Board of Directors may by resolution from time to time determine. Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote. A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communication medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by such provisions of our Articles is deemed for all purposes of the Business Corporations Act and our Articles to be present at the meeting and to have agreed to participate in that manner.

Our Articles provide that the quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director and that director may constitute a meeting.

Pursuant to our Articles, a director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act. Additionally, a director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Our Articles do not set out a mandatory retirement age for our directors. Our directors are not required to own securities of our Company to serve as directors.

Authorized Capital

Our Notice of Articles provide that our authorized capital consists of an unlimited number of common shares, without par value.

Shareholder Meetings

Our Articles provide that the directors may, whenever they think fit, call a meeting of shareholders. A meeting of the Company may be held at a location outside British Columbia if that location is: (i) approved by resolution of the directors before the meeting is held; or (ii) approved in writing by the Registrar of Companies before the meeting is held. The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in our Articles, or in such other manner, if any, as may be prescribed by ordinary resolution, to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless the Articles provide, at least the following number of days before the meeting: (i) if and for so long as the Company is a public company, 21 days; or (ii) otherwise, 10 days.

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than: (i) if for so long as the Company is a public company, 21 days; or (ii) otherwise, 10 days. The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Subject to special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. If there is only one shareholder entitled to vote at a meeting of shareholders: (i) the quorum is one person who is, or who represents by proxy, that shareholder, and (ii) that shareholder, present in person or by proxy, may constitute the meeting. The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Pursuant to Article 11.24 of our Articles, a shareholder or proxy holder who is entitled to participate in, including vote at, a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided, however, that nothing in Article 11.24 shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting of shareholders in a manner contemplated by Article 11.24: (i) each such shareholder or proxy holder shall be deemed to be present at the meeting; and (ii) the meeting shall be deemed to be held at the location specified in the notice of meeting.

Limitations on Rights of Non-Canadians

Our Company is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however, no such remittances are likely in the foreseeable future. See "Canadian Federal Income Tax Considerations for United States Residents" below.

There is no limitation imposed by Canadian law or by our Articles or other constituent documents of our Company on the right of a non-resident to hold or vote common shares of our Company. However, the Investment Canada Act (Canada) (the “Investment Act”) has rules regarding certain acquisitions of shares by non-Canadians, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a non-Canadian (as defined under the Investment Act) who proposes to acquire common shares of our Company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Innovation, Science and Industry (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of our Company for the purposes of the Investment Act through the acquisition of common shares if the non-Canadian acquired a majority of the voting interests in our Company.

Further, the acquisition of less than a majority but one-third or more of the voting interests in our Company by a non-Canadian would be presumed to be an acquisition of control of our Company unless it could be established that, on the acquisition, our Company was not controlled in fact by the acquirer through the ownership of such voting interests.

For a direct acquisition that would result in an acquisition of control of our Company, subject to the exception for “WTO investors” that are controlled by persons who are nationals or permanent residents of World Trade Organization (“WTO”) member nations, a proposed investment generally would be reviewable where the value of the acquired assets is $5 million or more.

For a proposed indirect acquisition by an investor other than a so-called WTO investor that would result in an acquisition of control of our Company through the acquisition of a non-Canadian parent entity, the investment generally would be reviewable where the value of the assets of the entity carrying on the Canadian business, and of all other entities in Canada, the control of which is acquired, directly or indirectly, is $50 million or more.

In the case of a direct acquisition by a WTO investor, the threshold is significantly higher. An investment in common shares of our Company by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the Company and the enterprise value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2022, it is expected that this amount will be $1.141 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is expected to be $1.711 billion for 2022); each January 1 both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a "cultural business". The acquisition of a Canadian business that is a cultural business is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Minister has reasonable grounds to believe that an investment by a non-Canadian "could be injurious to national security", the Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Act.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to common shares of our Company are exempt from the Investment Act, including:

(a) the acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

(b) the acquisition of control of our Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, if the acquisition is subject to approval under the Bank Act, the Cooperative Credit Associations Act, the Insurance Companies Act or the Trust and Loan Companies Act; and

(c) the acquisition of control of our Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our Company, through the ownership of voting interests, remains unchanged.

C. Material Contracts

Except for contracts entered into in the ordinary course of business, the following are our only material agreements (the "Material Contracts"):

  Option and Joint Venture Agreement dated August 10, 2020 between Greenbriar Capital (U.S.) LLC (“Greenbriar U.S.”), as optionor, and Captiva Verde Land Corp. (“Captiva”), as optionee, whereby Captiva has been granted an option to earn a 50% net profits interest in the Property comprising the Sage Ranch Project in Tehachapi, California. Pursuant to the Option and Joint Venture Agreement, Capitva agreed to: (a) pay the sum of C$2,250,000 to Greenbriar U.S.; and (b) fully fund the permitting and development of the Property.  Five percent of the amount payable by Captiva to Greenbriar U.S. under the Option and Joint Venture Agreement was originally evidenced by a one-year interest-free promissory note, which has been paid; the balance was paid by the issuance by Capitva to Greenbriar U.S. of 10,687,500 fully-paid and non-assessable common shares in the capital of Captiva.

  Consulting Agreement dated as of December 1, 2020 between Greenbriar Capital Corp. and Devon John Sandford, as amended and restated on May 6, 2021. For a description of this Agreement, see Item 4.A, “History and Development of the Company – Alberta Solar Projects - Sandford Solar Projects Consulting Agreement.”

  Solar Energy Supply Agreement among West Lake Energy Corp., Greenbriar Alberta Holdco Inc. and Greenbriar Capital Corp. dated November 16, 2021. For a description of this Agreement, see Item 4.A, “History and Development of the Company – Alberta Solar Projects – West Lake Solar Project.”  The Agreement contemplates a definitive Power Purchase Agreement to be entered into between the parties within 90 days, which will have a term of 10 years and include certain key provisions set forth in the term sheet annexed to the Agreement.

D. Exchange Controls

We are incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Certain Canadian Federal Income Tax Information for United States Residents” below.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of our Company on the right of a non-resident to hold or vote common shares of our Company. However, as discussed above in Item 10.B, “Memorandum and Articles of Association,” under the heading “Limitations on Rights of Non-Canadians,” the Investment Act has rules regarding certain acquisitions of shares by non-residents, along with other requirements under that legislation.

E. Taxation

Certain Canadian Federal Income Tax Considerations for United States Residents

The following is a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of our securities acquired by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”) (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm’s length with us and underwriters that we have recently used, and is not affiliated with us or the underwriters that we have recently used, (iii) holds our common shares as capital property, (iv) does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada and (v) is not a “registered non-resident insurer” or “authorized foreign bank” (each as defined in the Tax Act), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (the “Tax Treaty”), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as “U.S. Holders”, and this summary only addresses such U.S. Holders.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder in force at the date hereof  (the “Regulations”), the current provisions of the Tax Treaty, and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our securities must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using the rate of exchange that is acceptable to the Canada Revenue Agency.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder, and no representation with respect to the Canadian federal income tax consequences to any particular U.S. Holder or prospective U.S. Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all prospective purchasers (including U.S. Holders as defined above) should consult with their own tax advisors for advice with respect to their own particular circumstances.

Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on our common shares to a U.S. Holder will be subject to Canadian withholding tax. Under the Tax Treaty, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Holder that beneficially owns such dividends and substantiates eligibility for the benefits of the Tax Treaty is generally 15% (unless the beneficial owner is a company that owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is generally reduced to 5%)

Dispositions

A U.S. Holder will not be subject to tax under the Tax Act on a capital gain realized on a disposition or deemed disposition of a security, unless the security is "taxable Canadian property" to the U.S. Holder for purposes of the Tax Act and the U.S. Holder is not entitled to relief under the Tax Treaty.

Generally, the common shares will not constitute "taxable Canadian property" to a U.S. Holder at a particular time unless, at any time during the 60 month period immediately preceding the disposition, more than 50% of the fair market value of such security was derived, directly or indirectly, from one or any combination of: (i) real or immovable property situated in Canada, (ii) "Canadian resource properties" (as defined in the Tax Act), (iii) "timber resource properties" (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, common shares could also be deemed to be "taxable Canadian property".

If the common shares become listed on a "designated stock exchange" as defined in the Tax Act and are so listed at the time of disposition, the common shares generally will not constitute "taxable Canadian property" of a U.S. Holder at that time unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions are met: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships in which the U.S. Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company; and (ii) more than 50% of the fair market value of the shares of the company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, common shares could also be deemed to be "taxable Canadian property".

U.S. Holders who may hold common shares as "taxable Canadian property" should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the Tax Act, none of which is described in this summary.

F. Dividends and Paying Agents

Not Applicable.

G. Statements by Experts

The financial statements of our company as of December 31, 2020 and 2019 included in this registration statement have been audited by Davidson & Company LLP, located at 1200 - 609 Granville Street, Vancouver, British Columbia V7Y 1G6, Canada, as stated in their reports appearing in this registration statement and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

H. Documents on Display

Upon the effectiveness of this filing, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we will thereafter file reports and other information with the SEC.  You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., 450 Fifth Street, N.W., Room 1024, Washington, DC  20549.  In addition, the SEC maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at HTTP://www.sec.gov.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The documents concerning our Company referred to in this Registration Statement may be viewed at our principal executive offices, 6323 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7 (Telephone: (604) 608-9572), during normal business hours. Copies of our financial statements and other continuous disclosure documents required under the Securities Act (British Columbia) are available for viewing on SEDAR at www.sedar.com. All of the documents referred to are in English.

I. Subsidiary Information

See Item 4.C, "Organizational Structure", for the Company's active subsidiaries as at the date of this Registration Statement.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rates through the interest earned on cash balances, deposits, and loans; however, management does not believe this exposure is significant.

Credit Risk

The Company is exposed to credit risk through its cash, which is held in large Canadian financial institutions with high credit rating, deposits and other receivables. The Company believes the credit risk is insignificant. The Company's exposure is limited to amounts reported within the statement of financial position.

Liquidity Risk

Liquidity is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. In order to meet its financial obligations, the Company will need to generate cash flow from the sale or otherwise disposition of property or raise additional funds. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating commitments:

At September 30, 2021	Within one year	Over 1 year	Total
Accounts payable and accrued liabilities	$4,478,835	-	$4,478,835
Loan payables	705,198	-	705,198
	$5,184,033	-	$5,184,033

At December 31, 2020	Within one year	Over 1 year	Total
Accounts payable and accrued liabilities	$1,975,542	-	$1,975,542
Loan payables	846,214	-	846,214
Convertible debt	171,146	-	171,146
	$2,992,902	-	$2,992,902

At December 31, 2019	Within one year	Over 1 year	Total
Accounts payable and accrued liabilities	$2,196,586	-	$2,196,586
Loan payables	1,184,290	-	1,184,290
Convertible debt	288,912	160,487	449,399
	$3,669,788	$160,487	$3,830,275

At December 31, 2018	Within one year	Over 1 year	Total
Accounts payable and accrued liabilities	$4,525,295	-	$4,525,295
Loan payables	1,190,202	-	1,190,202
Convertible debt	163,263	383,459	546,722
	$5,878,760	$383,459	$6,262,219

Foreign Exchange Risk

The Company operates in Canada and the United States and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in Canadian dollars. Fluctuations of the operating currencies in relation to the Canadian dollar will have an impact upon the reported results of the Company and may also affect the value of the Company's assets and liabilities.

The Company's financial assets and liabilities as at September 30, 2021 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Financial Assets	Canadian Dollars	U.S. Dollars	Total
Cash	45,938	(191)	45,747

Other receivables	10,013	-	10,013
Advance of private placement	1,971,000	-	1,971,000
Marketable securities	987,228	-	987,228
	3,014,179	(191)	3,013,988
Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	(474,481)	(4,004,354)	(4,478,835)
Loan payable	(319,660)	(385,538)	(705,198)
Net Financial Liabilities	2,220,038	(4,390,083)	(2,170,045)

The Company's financial assets and liabilities as at December 31, 2020 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Financial Assets	Canadian Dollars	U.S. Dollars	Total
Cash	47,802	(103)	47,672
Other receivables	2,274	-	2,274
Loan receivable	842,600	458,413	1,301,013
Marketable securities	2,992,500	-	2,992,500
	3,885,176	458,283	4,343,459
Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	(1,060,455)	(915,087)	(1,975,542)
Convertible debenture	(171,146)	-	(171,146)
Loan payable	(433,889)	(412,325)	(846,214)
Net Financial Liabilities	2,219,686	(869,129)	1,350,557

The Company's financial assets and liabilities as at December 31, 2019 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Financial Assets	Canadian Dollars	U.S. Dollars	Total
Cash	25,865	706	25,865
Other receivables	1,053	-	1,053
Marketable securities	3,152,813	-	3,152,813
	3,179,025	706	3,179,731
Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	(591,027)	(1,605,559)	(2,196,586)
Convertible debenture	(449,399)	-	(449,399)
Loan payable	(166,577)	(1,017,713)	(1,184,290)
Net Financial Liabilities	1,972,022	(2,622,566)	(650,544)

Classification of Financial Instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.

Categories of financial instrument.

	September 30, 2021		December 31, 2020		December 31, 2019
Financial Assets	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $
Fair value through profit and loss ("FVTPL")
Cash	45,747	45,747	47,672	47,672	25,865	25,865
Marketable securities	987,228	987,228	2,992,500	2,992,500	3,152,813	3,152,813
Advance on private placement	1,971,000	1,971,000	-	-	-	-
Amortized cost
Other receivables	10,013	10,013	2,274	2,274	1,053	1,053
Related Company loan receivable	-	-	1,301,013	1,301,013	-	-
Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	4,478,835	4,478,835	1,975,542	1,975,542	2,196,586	2,196,586
Convertible debenture	-	-	171,146	171,146	449,399	449,399
Loan payable	705,198	705,198	846,214	846,214	1,184,290	1,184,290

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

Level 1 - quoted prices in active markets for identical securities

Level 2 - significant observable inputs other than quoted prices included in Level 1

Level 3 - significant unobservable inputs

The Company did not move any instruments between levels of the fair value hierarchy in 2021 or during the year ended December 31, 2020 and December 31, 2019.

Financial instruments consist of cash, other receivables, accounts payable and accrued liabilities, convertible debentures and loans payable. The fair values of all financial instruments are considered to approximate their carrying values due to their short-term nature.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have not been any defaults with respect to dividends, arrearages or delinquencies since incorporation of the Company on April 2, 2009.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

At the Company’s request, the Company’s former independent auditor, Deloitte LLP (“Deloitte”), resigned effective February 15, 2019 and Davidson & Company LLP was engaged as the Company’s new independent auditor effective February 15, 2019.

The reports of Deloitte on the Company's consolidated financial statements as at and for the fiscal years ended December 31, 2017 and 2016 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of the Company's consolidated financial statements as at and for the fiscal years ended December 31, 2017 and 2016, there were no "disagreements" (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreement in its reports

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are stated in Canadian dollars and are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. The following financial statements, as required under this Item 18, are attached hereto and found immediately following the text of this registration statement.

  Audited consolidated statements of financial position of the Company as at December 31, 2020 and 2019, and the audited consolidated statements of (loss) income and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the years then ended, and notes to the audited consolidated financial statements, including a summary of significant accounting policies.

  Unaudited condensed consolidated interim financial statements of the Company as at September 30, 2021 and 2020, and unaudited condensed consolidated statements of (loss) income and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the three and nine months ended September 30, 2021 and 2020, including the notes thereto.

ITEM 19. EXHIBITS

Exhibits Required by Form 20-F

The following exhibits are filed as part of this Registration Statement on Form 20-F:

1.1	Notice of Articles*

1.2	Articles

2.1	Form of Common Share Certificate

4.1	Option and Joint Venture Agreement dated August 10, 2020 between Greenbriar Capital (U.S.) LLC, as optionor, and Captiva Verde Land Corp., as optionee

4.2	Consulting Agreement dated as of December 1, 2020 between Greenbriar Capital Corp. and Devon John Sandford, as amended and restated on May 6, 2021*

4.3	Solar Energy Supply Agreement among West Lake Energy Corp., Greenbriar Alberta Holdco Inc. and Greenbriar Capital Corp. dated November 16, 2021*

8.1	List of Subsidiaries

15.1	Stock Option Plan

15.2	Performance Share Plan

15.3	Audit Committee Charter

15.4	Consent of Davidson & Company LLP

*

Certain portions of this exhibit have been redacted as they are both not material and are of the type of information that the registrant treats as private or confidential. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

GREENBRIAR CAPITAL CORP.

Dated: January 25, 2022	By:	/s/ Jeff Ciachurski
Jeff Ciachurski
Chief Executive Officer

Greenbriar Capital Corp.

Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(amounts expressed in Canadian dollars, except where indicated)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Greenbriar Capital Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Greenbriar Capital Corp. (the "Company"), as of December 31, 2020 and 2019, and the related consolidated statements of (loss) income and comprehensive (loss) income, changes in shareholders' equity, and cash flows for the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

As described in Note 7 to the consolidated financial statements, the carrying amount of the Company's largest cash-generating-unit, consisting of power project acquisition and development costs, was $5,699,836 and $4,733,381 and is a significant portion (53% and 50%) of the Company's total assets as at December 31, 2020 and 2019, respectively. As discussed in notes 3 and 4 to the consolidated financial statements, the Company evaluates various qualitative factors in determining whether or not events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. During the years ended December 31, 2020 and 2019, the Company determined that no impairment was necessary.

Auditing the Company's impairment assessment involved our subjective judgment because, in determining whether any indicators of impairment occurred, management uses judgments that include, among others, assumptions about management's intentions and future permitting and development plans, the Company's ability to obtain the necessary permits and approvals, the ability to fund continued permitting and development activities, and market capitalization. Significant uncertainty exists with these assumptions. Further, management's evaluation of any new information indicating that continued permitting & development will not likely occur, required significant judgment.

To test the Company's impairment assessment, our audit procedures included, among others, assessing the Company's right to continue to advance the power project which included obtaining and assessing supporting documentation such as approvals and final decisions from Puerto Rican governmental authorities and inquiries of local political consultants; evaluating the Company's ability and intent to carry out significant permitting and development activity; considering whether there was any other data or information that indicated the carrying amount of the capitalized power project would not be recovered in full from successful development or by sale; and assessing the adequacy of the associated disclosures in the financial statements.

We have served as the Company's auditor since 2018.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

January 25, 2022

Greenbriar Capital Corp. Consolidated Statements of Financial Position For the years ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

	Note	As at December 31, 2020	As at December 31, 2019
Assets
Current assets
Cash		$47,672	$25,865
Deposits and prepaid expenses		49,655	3,580
Other receivables		2,274	1,053
Loan receivable	11,17	1,301,013	-
Marketable securities	6	2,992,500	3,152,813
		4,393,114	3,183,311
Non-current assets
Sage Ranch	5	701,983	816,820
Power project acquisition and development costs	7	5,699,836	4,733,381
Smart glass distribution agreement	8	-	709,741
Total assets		$10,794,933	$9,443,253
Liabilities
Current liabilities
Accounts payable and accrued liabilities	10	$1,975,542	$2,196,586
Loans payable	11	846,214	1,184,290
Convertible debentures (current portion)	12	171,146	288,912
		2,992,902	3,669,788
Non-current liabilities
Convertible debentures	12	-	160,487
Total liabilities		2,992,902	3,830,275
Shareholders' equity
Share capital	13	15,425,528	10,343,064
Reserves	13	4,703,760	4,161,019
Share subscriptions received in advance		-	100,000
Accumulated other comprehensive income		426,907	617,920
Deficit		(12,754,164)	(9,609,025)
Total shareholders' equity		7,802,031	5,612,978
Total liabilities and shareholders' equity		$10,794,933	$9,443,253

Nature of operations and going concern (note 1)

Commitments and contingencies (note 18)

Subsequent events (note 21)

Approved by the Board of Directors

/s/ Jeff Ciachurski	Director	/s/ Cliff Webb	Director

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp.
Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income
For the years ended December 31, 2020 and 2019
(amounts expressed in Canadian dollars, except where indicated)

	Notes	Year Ended December 31,
		2020	2019
General and administration expenses
Consulting fees		$(511,847)	$(629,555)
General and administrative		(230,661)	(103,063)
Marketing		(239,181)	(11,685)
Finance cost		(150,578)	(223,210)
Share-based payment expense	13	(821,427)	(390,002)
Professional fees		(334,872)	(247,760)
		(2,288,566)	(1,605,275)
Other (expenses) income, net
Foreign exchange gain		4,206	666,472
Gain on sale of Realblock	9	-	1,055,053
Unrealized (loss) gain on marketable securities	6	(161,439)	2,084,063
Gain on settlement of accounts payable and accrued liabilities	10	10,401	1,997,287
Smart glass distribution agreement amortization	8	(709,741)	(966,626)
(Loss) income		(3,145,139)	3,230,974
Income tax recovery - future		-	-
(Loss) income after tax		(3,145,139)	3,230,974

Other comprehensive (loss) gain ("OCI")
Cumulative translation adjustment		(191,013)	(210,066)
Total comprehensive (loss) gain		(3,336,152)	3,020,908

(Loss) income per share-basic and diluted		$(0.14)	$0.16

Weighted average shares outstanding-basic and diluted*		22,965,383	19,781,491

Total shares issued and outstanding		25,908,233	19,605,993

*Potentially dilutive securities excluded in the diluted earnings per share calculation for the year ended December 31, 2019 were 1,300,000 out-of-the-money options, 2,456,415 out-of-the-money warrants and $449,399 out of the money convertible debentures.

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp. Consolidated Statements of Changes in Shareholders’ Equity For the years ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

	Notes	Shares	Share capital	Share-based payment reserves	Warrants reserves	Share subscriptions received in advance	Convertible debenture reserves	Accumulated other comprehensive income	Deficit	Total Shareholders' Equity

Balance at December 31, 2019		19,605,993	$10,343,064	$2,431,568	$1,671,026	$100,000	$58,425	$617,920	$(9,609,025)	$5,612,978
Loss for the year		-	-	-	-	-	-	-	(3,145,139)	(3,145,139)
Private placement	13	3,129,593	1,315,438	-	897,083	(100,000)	-	-	-	2,112,521
Share issuance cost		-	(49,547)	-	-	-	-	-	-	(49,547)
Share issuance settled services	13	25,000	13,190	-	11,810	-	-	-	-	25,000
Conversion of convertible debt	13	176,811	112,225	-	65,637	-	(16,595)	-	-	161,267
Options exercised	13	150,000	199,286	(84,286)	-	-	-	-	-	115,000
Warrants exercised	13	2,820,836	3,491,872		(1,152,335)	-	-	-	-	2,339,537
Cumulative translation adjustment		-	-	-	-	-	-	(191,013)	-	(191,013)
Share-based payment expense	13	-	-	821,427	-	-	-	-	-	821,427
Balance at December 31, 2020		25,908,233	$15,425,528	$3,168,709	$1,493,221	$-	$41,830	$426,907	$(12,754,164)	$7,802,031

Balance at December 31, 2018		19,615,690	$10,351,489	$2,145,577	$1,552,224	$-	$79,168	$827,986	$(12,973,719)	$1,982,725
Income for the year		-	-	-	-		-	-	3,230,974	3,230,974
Private placement	13	536,700	453,269	-	99,532	-	-	-	-	552,801
Share issuance cost	13	-	(15,813)	-	-	-	-	-	-	(15,813)
Share issued for services	13	115,375	109,942	-	-	-	-	-	-	109,942
Convertible debt settled	13	125,000	128,637	-	19,270	-	(20,743)	-	-	127,164
Share-based payment expense	13	-	-	390,002	-	-	-	-	-	390,002
Cumulative translation adjustment		-	-	-	-	-	-	(210,066)	-	(210,066)
Shares cancelled on sale of Realblock	9	(786,772)	(684,460)	(104,011)	-	-	-	-	133,720	(654,751)
Shares subscriptions received in advance		-	-	-	-	100,000	-	-	-	100,000
Balance at December 31, 2019		19,605,993	$10,343,064	$2,431,568	$1,671,026	$100,000	$58,425	$617,920	$(9,609,025)	$5,612,978

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp. Consolidated Statements of Cash Flows For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

	Note	Year Ended December 31,
		2020	2019
Cash used from operating activities
Income (loss) for the year		$(3,145,139)	$3,230,974
Items not affecting cash
Unrealized foreign exchange gain		(175,749)	(666,472)
Gain on settlement of accounts payable and accrued liabilities		(10,401)	(1,997,287)
Share-based payment expense	13	821,427	390,002
Unrealized loss (gain) on marketable securities	6	161,439	(2,084,063)
Gain on sale of Realblock	9	-	(1,055,053)
Smart glass distribution agreement amortization	8	709,741	966,626
Accretion on convertible debt	12	11,747	29,841
Shares for services		25,000	-
		(1,601,935)	(1,185,432)
Change in non-cash operating working capital
Decrease in receivables and prepaid expenses		(47,296)	3,350
Increase in accounts payable and accrued liabilities		(211,755)	424,493
		(1,860,986)	(757,589)
Cash flows used in investing activities
Sage Ranch	5	(39,205)	-
Cash received from sales of Realblock	9	-	298,886
Power project development and construction costs	7	(655,871)	(144,084)
Purchase of marketable securities	6	(73,784)	-
Proceeds from sales marketable securities	6	72,658	-
		(696,202)	154,802
Cash flows used in financing activities
Cash paid on executive loans	11	(378,858)	(159,131)
Cash received on executive loans	11	15,000	-
Private placement proceeds, net of issuance costs	13	1,963,239	516,387
Warrants exercised	13	2,185,787	-
Options exercises	13	115,000	-
Related company loan	11	(1,377,423)	168,701
Promissory note financing	11	56,250	-
Subscription received in advance		-	100,000
		2,578,995	625,957
Effect of exchange rate changes on cash		-	-
Increase in cash		$21,807	$23,170
Cash - beginning of year		25,865	2,695
Cash - end of year		$47,672	$25,865

Supplemental cash flow information (note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

1 Nature of operations and going concern

Greenbriar Capital Corp. ("Greenbriar" or the "Company") is a developer of renewable energy and sustainable real estate projects.

Greenbriar was incorporated under British Columbia Business Corporations Act on April 2, 2009 and is a real estate issuer on the TSX Venture Exchange. The Company registered records office is located at Suite 1120 - 625 Howe Street, Vancouver, BC, V6C 2T6. The Company is listed as a Tier 2 real estate issuer. The Company's shares trade on the exchange under the symbol "GRB".

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The nature of the Company's primary business is the acquisition, management, development, and possible sale of real estate and renewable energy projects. The Company had a loss of $3,145,139 (2019 - income of $3,230,974) for the year ended December 31, 2020, and an accumulated deficit of $12,754,164 (December 31, 2019 - $9,609,025). As at December 31, 2020, the Company has a working capital of $1,400,212 (December 31, 2019 - deficit of $486,477). To date, the Company has no history of earning revenues. If the Company is unable to raise any additional funds to undertake planned development, it could have a material adverse effect on its financial condition and cause significant doubt about the Company's ability to continue as a going concern. If the going concern basis were not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses, and the classifications used in the statement of financial position.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or results of operations at this time.

2 Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") effective as December 31, 2020. The policies set out below were consistently applied to all periods presented.

These financial statements were authorized for issue by the Board of Directors on January 24, 2022.

3 Significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at fair values as described in the significant accounting policies. In addition, the consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. All information is expressed in Canadian dollars unless otherwise stated and are prepared in accordance with the significant accounting policies outlined below.

Principles of consolidation

Subsidiaries

These consolidated financial statements include the accounts of Greenbriar and its subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. The Company consolidates where there is ability to exercise control. Control of an investee is defined to exist when the Company is exposed to variable returns from its involvement with  the investee and has the ability to affect those returns through the Company's power over the investee. Specifically, the Company controls an investee if and only if, it has all of the following: power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns.

Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangement, joint operations ("JO") and joint ventures ("JV").

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to assets and obligations for the liabilities, relating to the arrangement. The Company has no JO's.

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. The Company's investment in the JV is accounted for using the equity method. On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount of the investment is adjusted by the Company's share of post-acquisition net income or loss, depreciation, amortization or impairment of the fair value adjustments made at the date of acquisition, dividends, cash contributions and the Company's share of post acquisition movements in Other Comprehensive Income ("OCI").

Associates

An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint arrangement. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity. The Company does not have any investments in associates.

Outlined below is information related to the Company's subsidiaries and joint arrangements at December 31, 2020:

	Place of business	Entity type	Economic interest	Method
Greenbriar Capital Holdco Inc.	USA	Subsidiary	100%	Consolidation
Greenbriar Capital (U.S.) LLC	USA	Subsidiary	100%	Consolidation
AG Solar One, LLC	USA	Subsidiary	100%	Consolidation
2587344 Ontario Inc.	Canada	Subsidiary	100%	Consolidation
RealBlock Limited	Canada	Subsidiary	100%	Consolidation

AG Solar One LLC owns 100% of PBJL Energy Corporation.

Foreign currency translation

The Company's functional and local currency is the Canadian dollar and its subsidiaries have a functional currency of the United States dollar.

Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Translation of subsidiary results into the presentation currency

The operating results and statements of financial position of the Company's subsidiaries are translated into the presentation currency as follows:

  Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;
  Income and expenses for each statement of loss and comprehensive loss are translated at average exchange rates, unless the average is not reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates; in which case income and expenses are translated at the rate on the dates of the transaction; and
  All resulting exchange differences are recognized directly in OCI and accumulated in the foreign currency translation reserve.

On consolidation, exchange differences arising from the transaction of the net investment in foreign entities are recognized in a separate component of equity, foreign currency translation reserve. When a foreign operation is sold, such exchange differences are reclassified to profit or loss on disposal.

Cash

Cash includes cash on deposit and short-term investments with a maturity at the date of purchase of 90 days or less.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

Investment and advances and option to acquire joint venture interest

The Company is in the premature stage of development with respect to its activities and accordingly follows the practice of capitalizing all costs related to the acquisition, environmental assessment, feasibility studies, security of property rights, financing, and initial construction. The costs will be amortized over the terms of the Power Purchasing Agreement (the "PPA") once the project commences commercial operations. The recoverability of the capitalized costs is dependent on the Company's ability to complete construction of the projects, meet its obligations under various agreements, and complete future operations and dispositions.

Option payments made by the Company are capitalized until the decision to exercise the option is made.

Financial instruments - recognition and measurements

(i) Non-derivative financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income ("FVOCI"); or (iii) fair value through profit or loss ("FVTPL"). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are classified as FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in other comprehensive income/loss.

The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Certain receivables are measured at amortized cost with subsequent impairments recognized in profit or loss. Cash and marketable securities are classified as FVTPL.

      Impairment

An 'expected credit loss' impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset's original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(ii) Non-derivative financial liabilities

Financial liabilities, other than derivatives, are initially recognized at fair value less directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company's accounts payable and accrued liabilities, convertible debentures and loan payable are measured at amortized cost.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon recognition as FVTPL. Fair value changes on these liabilities are recognized in profit or loss.

(iii) Derivative financial instruments

Derivative financial instruments are initially recognized at fair value and subsequently measured at fair value with changes in fair value recognized in profit or loss. Transaction costs are recognized in profit or loss as incurred.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

Property held for development and sale

Capitalized costs for land under development and sale include costs of conversion and other costs relating to the development of the property.

Property held for development is recorded at the lower of cost and net realizable value.

Impairment of long-lived assets

The Company assessed at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required - when intangible assets are not yet available for use, the Company estimates the asset's recoverable amount.

The recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets of groups of assets. Impairment losses are recognized in profit or loss.

Taxation

Income tax expense represents the sum of tax currently payable and deferred tax.

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are substantively enacted at the end of each reporting period.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets and liabilities are recognized for all taxable temporary differences, except:

  where the deferred income tax assets or liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
  in respect of taxable or deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent, investor or venture and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred income tax asset to be utilized.  Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Current and deferred income tax relating to items recognized in OCI or directly in equity is recognized in OCI or in the consolidated statements of changes in equity and not in profit or loss.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Share-based payments

The Company accounts for share-based payment expense using the Black-Scholes option pricing model. Accordingly, the fair value of the options at the date of grant is accrued with a corresponding credit to share-based payment reserves, and charged to earnings over the vesting period. If and when the stock options are exercised, the applicable amounts of equity compensation reserve are transferred to share capital. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the stock-based compensation. Otherwise, stock-based compensation is measured at the fair value of goods or services received.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

The Company has adopted a relative fair value method with respect to the measurement of shares and warrants issued as units. Under the relative fair value method, the Company first determines the fair values of the shares and warrants included in the units, then allocates the unit price based on the relative fair value of the instruments included in the unit. The Company considers the fair value of common shares issued in these types of transactions to be determined by the closing quoted bid price on the issuance date. The fair value of the warrants included is determined using the Black-Scholes option pricing model. Any fair value attributed to the warrants is recorded to reserves.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation.  The increase in the provision due to passage of time is recognized as interest expense.

Income (loss) per share

Income (loss) per share is calculated based on the weighted average number of shares outstanding during the period.  The Company follows the treasury stock method for the calculation of diluted loss per share.  Under this method, dilution is calculated based upon the net number of common shares issued should "in-the-money" options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year.  Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period.  Diluted earnings per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of share options and warrants, if dilutive.

Segmented reporting

In identifying its operating segments, management generally follows the Company's activities. An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other components. The operating results of the segments are reviewed regularly by the Company's Chief Executive Officer (who is considered the chief operating decision maker) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

4 Significant accounting estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses.  Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates.  Actual outcomes may differ from these estimates under different assumptions and conditions.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Areas that often require significant management estimates and judgment are as follows:

Share-based payments

Amounts recorded for share-based payments are subject to the inputs used in the Black-Scholes option pricing model, including estimates such as volatility, forfeiture, dividend yield and expected option life.

Tax

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income.  Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable earnings will be available against which the losses can be utilized.  Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable earnings together with future tax planning strategies.

Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company's functional and local currency is the Canadian dollar.  The functional currency of the Company's subsidiaries is the US dollar.  The determination of functional currency may require certain judgments to determent the primary economic environment.  The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Assets' carrying values and impairment charges

In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment.  These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Gain on settlement of accounts payable

During fiscal 2019, management performed an in-depth analysis of accounts payable and determined that $1,997,287 related to stale payables for entities that are no longer in existence, projects that have been wound up or periods greater than the statute of limitations. Management has taken the position that these payables are not collectible by the third parties and therefore not a liability of the Company. This amount is included in the gain on settlement of accounts payable in the statement of profit and loss.

Sales of Realblock

During fiscal 2019, the Company sold its blockchain software for consideration including the return and cancellation to the treasury of a total of 786,772 previously issued common shares of the Company, the cancellation of 475,000 previously issued stock options and the cancellation of 276,813 previously issued share purchase warrants. Management has determined that the cancelled common shares will be calculated at fair value at time of cancellation with the difference between fair value and the original issue price being recorded in deficit.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

5 Sage Ranch

	December 31, 2020	December 31, 2019
Opening balance	$816,820	$684,254
Property taxes, net of Captiva repayment	(134,300)	44,889
Land appraisal & related fees	35,564	120,481
Unrealized foreign exchange	(16,101)	(32,804)
	$701,983	$816,820

On October 6, 2018, the Company entered into an agreement to sell a 50% undivided interest in the Sage Ranch project to Captiva Verde Land Corp. ("Captiva"), which represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva. The Company received 10,687,500 common shares of the Captiva which had a fair value of $1,068,750 and $112,500 in cash for total consideration of $1,181,250 ("Sale Agreement").

On August 10, 2020, the Company entered into an option and joint venture agreement (the "Option and Joint Venture Agreement") with Captiva amending the terms of the original agreement.

Pursuant to the terms of the Option and Joint Venture Agreement, Captiva's 50% interest in the Sage Ranch Project was converted into an option to earn (the "Option") a 50% net profits interest in the Tehachapi Property by:

1. Captiva paying the Company a cash payment of $112,500 (the "Cash Payment") (Captiva satisfied this payment in 2018 under the terms of the Sale Agreement);

2. Captiva issuing the Company common shares (the "Share Payment") (Captiva satisfied this payment in 2018 through the issuance of 10,687,500 common shares under the terms of the Sale Agreement); and

3. Captiva funding the applicable permitting and development costs for the Sage Ranch Project (Captiva is current on such funding obligations).

Captiva has until the earlier of: (i) August 20, 2025 and (ii) the date the Company receives final approval from the City of Tehachapi (and other required regulatory approval) to build houses on the Tehachapi Property, to exercise the Option.

If Captiva makes the payments summarized above by the required time, Captiva will exercise the Option and will automatically acquire a 50% net profits interest in and to the Sage Ranch Project. If Captiva exercises the Option, then Captiva and the Company will immediately enter into a joint venture (the "Joint Venture") pursuant to the terms of the Option and Joint Venture Agreement. Pursuant to the terms of the Joint Venture, the Company and the Captiva are required to evenly split all net profits derived from the Sage Ranch Project.

During the year ended December 31, 2019, the Company closed the purchase of a 5 acre land parcel (formerly owned by the Government) located adjacent the Company's current land holdings in Tehachapi, California called The Sage Rach Project (the "Property Acquisition"). As consideration for the Property Acquisition, the Company transferred a 28 acre parcel of land in Tehachapi, that is not part of the Sage Ranch project. In addition, Captiva issued the vendor an aggregate of 2,000,000 common shares and paid USD $160,000 in cash.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

6 Marketable securities

	December 31, 2019 Fair value	Acquired	Disposed	Gain/(Loss)	December 31, 2020 Fair value
Captiva	$3,152,813	$-	$-	$(160,313)	$2,992,500
Organic Garage Ltd	-	24,759	(19,693)	(5,066)	-
QMX Gold Corp	-	49,025	(52,965)	3,940	-
Total	$3,152,813	$73,784	$(72,658)	$(161,439)	$2,992,500

	December 31, 2018 Fair value	Acquired/ Disposed	Gain/(Loss)	December 31, 2019 Fair value
Captiva	$1,068,750	$-	$2,084,063	$3,152,813

As at December 31, 2020, the Company owned 10,687,500 (2019 - 10,687,500) shares of Captiva.

7 Power project acquisition and development costs

	Development Costs	Acquisition Costs	Total
Opening January 1, 2019	$3,099,645	$1,705,520	$4,805,165
Additions	158,833	-	158,833
Unrealized foreign exchange	(148,597)	(82,020)	(230,617)
December 31, 2019	3,109,881	1,623,500	4,733,381
Additions	1,116,602	-	1,300,745
Unrealized foreign exchange	(118,147)	(32,000)	(302,290)
December 31, 2020	$4,108,336	$1,591,500	$5,699,836

Montalva Project

In April 2013, the Company entered into a 50/50 arrangement to create AG Solar with Alterra Power Corp ("Alterra") (the "Arrangement").  The Arrangement was created to develop 100 Megawatts ("MW's") of solar generation capacity in Puerto Rico under a Master Renewable Power Purchasing and Operating Agreement ("PPOA"), dated December 20, 2011, and amended on March 16, 2012 (the "Master Agreement"), with Puerto Rico Electric Power Authority ("PREPA") which the partnership through its wholly owned subsidiary, PBJL Energy Corporation, currently has rights to.

On July 12, 2013, the Company signed a Membership Interest Purchase and Sale Agreement ("MIPSA") with Magma Energy (U.S.) Corp. ("Magma"), a subsidiary of Alterra, and amended on October 11, 2013 whereby the Company will purchase from Alterra its 50% interest in and to the shares of AG Solar.  The consideration was US $1.25 Million. The Company completed the MIPSA on September 12, 2014 (the "Acquisition Date"), the Company now owns 100% of AG .

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

Under the terms of the Master Agreement, the Company filed its 100 MW AC Montalva Solar Project with PREPA on September 5, 2013, requesting an interconnection evaluation and issuance of a project specific PPOA for Montalva.  After numerous delays by PREPA and failed attempts by the Company through emails and correspondence to PREPA requesting the interconnection evaluation and issuance of a project specific PPOA for Montalva, the Company filed a Notice of Default under the Master Agreement with PREPA on September 24, 2014.  PREPA responded to the Notice of Default on November 3, 2014, taking the position that it had other PPOAs issued that would exceed its system renewable capacity and could not accept any additional renewable projects and further had met its obligations under the Master Agreement.

On May 15, 2015, the Company, filed a legal action against PREPA in the courts of Puerto Rico in order to protect and enforce its rights under the Master Agreement.  On September 9, 2016, the Superior Court of Puerto Rico denied an application by PREPA to have the case for contractual enforcement and damages dismissed. The Company may now proceed to have the court enforce the agreement, or in lieu of enforcement, direct PREPA to pay US $210 Million in monetary damages, or both.  In May of 2018 the Company filed a US Federal RICO lawsuit seeking US $951 Million in damages from PREPA.

On February 6, 2019, the Company announced that PREPA wanted to re-open negotiations to move forward the Montalva Project. The Company has met with PREPA representatives in 2019 and the negotiations are ongoing.

On May 19, 2020, the Company announced that it has reached agreement with the PREPA on a 25-year PPOA for the development, construction, and operation of the Montalva solar project.  On May 28, 2020, the Governing Board of PREPA approved the contract.

On August 7, 2020, the Company received unanimous approval from the Puerto Rico Energy Bureau and the Montalva PPOA moved on to final approval by the Puerto Puerto Rico Financial Oversight and Management Board (FOMB). On February 26, 2021, the FOMB approved two projects and excluded the approval of the Montalva project. The Company is in the process of seeking avenues to have the FOMB decision overturned or to have the FOMB approve the projects approved by PREPA.

In addition, the Company has submitted an application in the new Reference for Proposal the FOMB asked the non-selected projects to apply to in case the above actions are unsuccessful.

Land Lease Agreements

The below Montalva and Lajas Farm Option Agreements provide for a land lease with a term of twenty-five years and may be extended for up to four additional consecutive periods of five years each, at the Company's option, for the purposes of the Company developing the Montalva project.

The Company entered into an option agreement dated September 9, 2013, which gives the Company the exclusive right and option to lease land in Puerto Rico (the "Montalva Option Agreement").

On various dates since execution of the land purchase option agreement, the parties have executed six separate amendments to extend the expiration date. On December 7, 2020, the Company entered into a further extension to December 31, 2021 to make option payments: US $20,000 within 30 days of signing of the agreement, additional US $20,000 within 30 days, but in no event prior to June 1, 2021, of signing by PPOA with PREPA.

The Lajas Farm option agreement is comprised of three separate lease agreements. On December 1, 2013, the Company entered into an option agreement with renewal options which gives the Company the exclusive right and option to lease an additional site in Puerto Rico for the Montalva Project ("Original Lajas Farm Option").

On January 1, 2014, the Company entered into two additional option agreements for five years each (the "Secondary Lajas Farm Option"), which gives the Company the exclusive right and option to lease additional land in Lajas, Puerto Rico to further expand the Montalva Project.

During the year ended December 31, 2019, the Company entered into additional extension agreements extending two of the agreements to December 13, 2020 and a third agreement to June 30, 2020, where the Company agreed to pay US $10,000 to cover all past and future option payments, forgive all past amounts owed, as a result, the Company wrote off $178,631 (USD$137,000) lease payments payable.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

Included in the power project development and construction costs balance for AG Solar are costs related to environmental assessments and land lease option payments.

8 Smart glass distribution agreement

On September 25, 2017, the Company completed the acquisition of an Ontario based private company which holds the exclusive Canadian sales, distribution and marketing rights for the entire suite of Smart Glass energy products, developed and built by Gauzy of Tel-Aviv, Israel.

In addition, the Company will be entitled to sell the entire suite of products into any other country of the world if the sales are being made to a subsidiary of an entity which has its principal place of business or head office located within Canada.

Carrying amount
Balance, December 31, 2018	$1,676,367
Amortization	(966,626)
Balance, December 31, 2019	709,741
Amortization	(709,741)
Balance, December 31, 2020	$-

The distribution agreement was being amortized over 3 years from the original contract life.

9 Blockchain Software Realblock

On July 10, 2019, the Company announced that it sold its blockchain software to Titleloq, LLC. The consideration consisted of USD $229,000 in cash, the return and cancellation to the treasury of a total of 786,772 previously issued common shares of the Company, the cancellation of 475,000 previously issued stock options and the cancellation of 276,813 previously issued share purchase warrants in addition to a net royalty of USD $3 per every opening transaction. During fiscal 2020, the Company assigned the royalty back to Titleloq as part of a mutual release.

December 31, 2019
Cash - USD $229,000	$298,886
Return to treasury of 786,772 common shares of the Company	550,740
Cancellation of 475,000 share-based options	104,011
Forgiveness of accounts payable	101,416
Gain on sale of Realblock	$1,055,053

Management allocated a $nil value to the USD $3 royalty due to the unlikelihood and high uncertainty of the software ever becoming commercialized. The 786,772 common shares had a fair value of $550,740 on cancellation and the difference between fair value and original issued cost of $133,720 was recorded through deficit.

10 Accounts payable and accrued liabilities

	December 31, 2020	December 31, 2019
Project related accounts payables (1)	$167,591	$340,459
Other accounts payable (2)	793,021	546,867
Accrued liabilities (2)	1,014,930	1,309,260
Total accounts payable and accrued liabilities	$1,975,542	$2,196,586

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

1) Total project related accounts payable include costs for the AG Solar project.

2) Other accounts payable and accrued liabilities include costs related to the Company and not to the AG Solar project.

During the year ended December 31, 2019, management performed an in-depth analysis of accounts payable and accrued liabilities and determined that $1,997,287 related to stale payables for entities that are no longer in existence, projects that have been wound up or periods greater than the statute of limitations. Management has taken the position that these payables are not collectible by the third parties and therefore not a liability of the Company. This amount is included in the gain on settlement of accounts payable in the statement of income (loss). During the year ended December 31, 2020, the Company reversed $10,401 in accounts payable related to payables that were no longer payable.

11 Loans payable

Shareholder loans	December 31, 2020	December 31, 2019
Principal opening balance	$129,880	$136,420
Unrealized foreign exchange	(2,560)	(6,540)
Principal ending balance	$127,320	$129,880

In September 2014, the Company received two loans totaling $131,170 (US $100,000) from an independent shareholder.  Both loans bear interest of 10% per annum, compounded monthly and were repayable on February 25, 2015. As the loan is past the repayment date it is now due on demand. As at December 31, 2020, total accrued interest was $115,816 (December 31, 2019 - $93,525) and was included in account payables and accrued liabilities.

Director loans	December 31, 2020	December 31, 2019
Principal opening balance	$350,735	$365,375
Unrealized foreign exchange	(5,731)	(14,640)
Principal ending balance	$345,004	$350,735

The loans bear interest of between 10% and 12% per annum and are repayable at varying terms from on demand to January 2017. Any loan past repayment date is now due on demand.  As at December 31, 2020, total interest accrued was $360,166 (December 31, 2019 - $300,279) and was included in account payables and accrued liabilities.

Executive loans	December 31, 2020	December 31, 2019
Principal opening balance	$534,974	$688,407
Addition loan	378,999	-
Net repayments	(648,600)	(167,766)
Unrealized foreign exchange	(112,733)	14,333
Principal ending balance	$152,640	$534,974

As at December 31, 2020, the Company had outstanding loans from the CEO and the CEO's spouse of $152,640 (December 31, 2019- $534,974).  The loans bear interest of between 10% and 12% per annum and were repayable at varying terms from on-demand to November 2016. Any loan past repayment date is now due on demand.  As at December 31, 2020, total interest accrued was $238,834 (December 31, 2019 - $675,223) and was included in account payables and accrued liabilities.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

Promissory note	December 31, 2020	December 31, 2019
Principal opening balance	$-	$-
Promissory note related to expired convertible (note 13)	165,000	-
Additional loan	56,250	-
Principal ending balance	$221,150	$-

During the year ended, December 31, 2020, the unexercised convertible debt instrument was re-classified as a loan payable. During the year ended December 31, 2020 an additional 56,250 was loaned to the Company. As at December 31, 2020, the total accrued interest related to the debenture was $76,270 (December 31, 2019 - $50,489) and was included in account payables and accrued liabilities. Subsequent to December 31, 2020, the Company settled $131,250 of the promissory note in a shares for debt transaction. The total amount settled including interest was $165,487 settled at a deemed price of $1.24 with the issuance of 133,465 common shares and the commitment to pay $15,000 by April 30, 2021.

Related company loan	December 31, 2020	December 31, 2019
Opening balance	$168,701	$-
Funds received	185,562	168,701
Repayment	(1,655,276)	-
Ending payable balance	-	168,701
Ending receivable balance	$(1,301,013)	$-

As at December 31, 2020, the Company had a loan receivable of $1,301,013 (December 31, 2019- loan payable of $168,701) to Captiva which represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva. The loans are non-interest bearing, unsecured, and are repayable upon demand. Subsequent to December 31, 2020, Captiva repaid the loan and the Company has advanced the funds back to Captiva in anticipation of participating in the pending Captiva private placement. The Company expects to participate for 7,300,000 units with each unit consisting of one common share of the Captiva and one warrant. Each warrant will entitle the holder to purchase one additional common share of the Captiva at a price of $0.75 per Warrant Share until February 8, 2023.

12 Convertible debenture

November 2016 Convertible Debt

On November 21, 2016, the Company issued two convertible debentures in the aggregate amount of $225,000. The debenture had a maturity term of 3 years from the date of issuance, and bears interest at a rate of 8% per annum compounded semi-annually. The debenture holder can convert the outstanding principal amount into units of the Company at a price of $1.00 per unit. Each unit shall be comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to November 21, 2019. These debentures are now past due, no longer convertible, and are payable on demand.

On September 18, 2018, $30,000 of the $150,000 convertible debentures issued on November 21, 2016 was converted into units of the Company at a price of $1.00 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to September 18, 2019.

On December 21, 2018, an additional $30,000 of the $150,000 convertible debentures issued on November 21, 2016 was converted into units of the Company at a price of $1.00 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to December 21, 2019.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

Based on the discount factor of 13.5% over the Debenture's term of three years, the equity portion was valued at $27,720. Accretion for the debenture for the year ended December 31, 2020 was $nil (2019 - $6,949). Interest accrued for the year ended December 31, 2020 was $22,712 (2019 - $13,200).

As at December 31, 2020, the total accrued interest related to the debenture was $76,270 (December 31, 2019 - $50,489) and was included in account payables and accrued liabilities.

	December 31, 2020	December 31, 2019
Opening balance	$170,212	$163,263
Accretion/Recovery	(5,212)	6,949
Ending balance, classified as current accounts payable and accrued liability as at December 31, 2020	$165,000	$170,212

January 2017 Convertible Debt

On January 13, 2017, the Company issued convertible debentures in the aggregate amount of $125,000. The debenture has a maturity term of 3 years from the date of issuance and bears interest at a rate of 8% per annum compounded semi-annually. The debenture holder can convert the outstanding principal amount into units of the Company at a price of $1.00 per unit. Each unit shall be comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2020.

The Company negotiated with holders of convertible debentures issued in January 2017 an extension of the maturity date of the debentures from January 13, 2020 to July 13, 2020. The expiry date of any warrants acquired by a holder upon conversion of the debenture will be extended from January 13, 2020 to January 13, 2022. The amended terms provide that the debentures may be converted into units of the Company at a conversion price of $1.00 per unit until July 13, 2020, each unit comprised of one common share and one half of one share purchase warrant. Each whole warrant will be exercisable into one common share at a price of $1.50 per share until January 13, 2022. All other terms of the convertible debentures remain unchanged.

On June 11, 2020, principal amount of $50,000 of convertible debentures issued on January 13, 2017 converted into 50,000 shares at a price of $1.00 per unit. Each unit comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2022.

On July 13, 2020, principal amount of $75,000 of convertible debentures issued on January 13, 2017 were converted into 75,000 shares at a price of $1.00 per unit. Each unit comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2022.

Based on the discount factor of 13.5% over the Debenture's term of three years, the equity portion was valued at $16,595. Accretion for the debenture for the year ended December 31, 2020 was $6,300 (2019 - $10,192). Interest for the debenture for the year ended December 31, 2020 was $9,371 (2019 - $10,000).

As at December 31, 2020, total interest accrued was $15,340 (December 31, 2019 - $29,644) and was included in account payables and accrued liabilities.

	December 31, 2020	December 31, 2019
Opening balance	$118,700	$108,508
Accretion	6,300	10,192
Converted	(125,000)	-
Ending balance, classified as current as at December 31, 2020	$-	$118,700

December 2018 Convertible Debt

During the year ended December 31, 2018, the Company agreed to convert $322,534 of loans outstanding from a director into a convertible debenture which grants to the lender certain rights to convert the loan and interest into units of the Company at the conversion price of $1.25 per unit. Each unit is comprised of one share and one half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional share of the Company at a price of $1.50 on or prior to June 15, 2021.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

On June 12, 2019, $156,250 of the $322,534 convertible debentures issued on June 15, 2018 was converted into 125,000 shares of the Company at a deemed price of $1.25 per share. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On April 9, 2020, $36,268 interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 51,811 shares of the Company at fair value of $0.70 per share. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

Based on the discount factor of 13.5% over the Debenture's term of three years, the equity portion was valued at $42,818. Accretion for the debenture for the year ended December 31, 2020 was $10,659 (2019 - $12,700). Interest for the debenture for the year ended December 31, 2020 was $16,034 (2019 - $18,885).

As at December 31, 2020, total interest accrued was $12,719 (December 31, 2019 - $32,953) and was included in account payables and accrued liabilities.

	December 31, 2020	December 31, 2019
Opening balance	$160,487	$274,951
Converted	-	(127,164)
Accretion	10,659	12,700
Ending balance, classified as current as at December 31, 2020	$171,146	$160,487

13 Share capital and reserves

a) Authorized and outstanding

As at December 31, 2020, the Company had unlimited authorized common shares without par value and 25,908,233 common issued and outstanding (December 31, 2019 - 19,605,993).

b) Share issuances

Fiscal 2020

- On January 27, 2020, the Company closed a non-brokered private placement and issued 611,000 units at a price of $0.50 per unit for gross proceeds of $300,000 and a reduction of $5,500 in accounts payable. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of $0.55 until April 21, 2024. The Company incurred $8,500 in share issuance costs related to the financing.

The fair value of these warrants at the date of grant was estimated at $143,370 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 4 year expected life; 107.83% volatility; risk-free interest rate of 1.32%; and a dividend yield of 0%.

- On March 25, 2020, the Company closed a non-brokered private placement and issued 1,000,000 units at a price of $0.50 per unit for gross proceeds of $480,000 and a reduction of $20,000 in accounts payable. Each unit is comprised of one common share and one full common share purchase warrant. Each warrant entitles the holder to acquire one additional common share in the capital of Greenbriar at a price of $0.55 per common share until April 21, 2024. The Company incurred $11,000 in share issuance costs related to the financing.

The fair value of these warrants at the date of grant was estimated at $259,489 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 4 year average life; 109.91% volatility; risk-free interest rate of 0.78%; and a dividend yield of 0%.

- On April 9, 2020, $36,268 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 51,811 units of the Company at a fair value of $0.70 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

The fair value of these warrants at the date of grant was estimated at $4,760 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 1.37-years expected average life; 97.8% volatility; risk-free interest rate of 0.39%; and a dividend yield of 0%.

- On May 1, 2020, the Company closed the non-brokered private placement, issued 1,018,593 units at a price of $0.645 per unit for gross proceeds of $597,008 and a reduction in accounts payable of $59,985. Each unit is comprised of one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one additional share in the capital of Greenbriar at a price of $1.00 until April 21, 2024. The Company incurred $19,928 in share issuance costs related to the financing.

The fair value of these warrants at the date of grant was estimated at $264,468 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 4 year expected average life; 108.77% volatility; risk-free interest rate of 0.34%; and a dividend yield of 0%.

- On June 1, 2020, 25,000 stock option were exercised for gross proceeds of $15,000.

- On June 11, 2020, principal amount of $50,000 of convertible debentures issued on January 13, 2017 in the aggregate amount of $125,000 converted into 50,000 units at a price of $1.00 per unit. Each unit comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2022.

The fair value of these warrants at the date of grant was estimated at $25,446 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 1.59-years expected average life; 107.65% volatility; risk-free interest rate of 0.27%; and a dividend yield of 0%.

- On July 2, 2020, 25,000 stock option were exercised for gross proceeds of $15,000.

- On July 13, 2020, principal amount of $75,000 of convertible debentures issued on January 13, 2017 in the aggregate amount of $75,000 were converted into 75,000 units at a price of $1.00 per unit. Each unit comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2022.

The fair value of these warrants at the date of grant was estimated at $35,431 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 1.5-years expected average life; 105.82% volatility; risk-free interest rate of 0.28%; and a dividend yield of 0%.

- On July 13, 2020, the Company issued 25,000 units at a fair value of $25,000 as units for services. Each unit comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2022.

The fair value of these warrants at the date of grant was estimated at $11,810 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 1.5-years expected average life; 105.82% volatility; risk-free interest rate of 0.28%; and a dividend yield of 0%.

- On November 2, 2020, the Company closed the non-brokered private placement, issued 500,000 units at a price of $1.50 per unit for gross proceeds of $735,750 and a reduction of accounts payable of $14,250. Each unit is comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share in the capital of the Company at a price of $1.75 per until November 2, 2022.

The fair value of these warrants at the date of grant was estimated at $229,756 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 2-year expected average life; 101.09% volatility; risk-free interest rate of 0.26%; and a dividend yield of 0%.

- On September 22, 2020, 100,000 stock option were exercised for gross proceeds of $85,000.

- During current year 2,820,836 shares was issued from warrants exercised for gross proceeds of $2,185,787 and a reduction of accounts payable of $153,750, 150,000 shares was issued from options exercised for gross proceed of $115,000.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

Fiscal 2019

- On March 18, 2019, the Company issued the 81,793 common shares at a fair value of $77,703 to settle certain debts owned to an arms-length party, a gain of $2,468 on settlement of accounts payable was recorded.

- On April 5, 2019, the Company issued 33,582 common shares at a fair value of $32,239 to settle services owed to an arms-length party, a gain of $672 on settlement of accounts payable was recorded.

- On April 15, 2019, the Company closed a non-brokered private placement, the Company issued 536,700 units at a price of $1.03 per unit for gross proceeds of $532,201 and a reduction of accounts payable of $20,600.  Each unit is comprised of one common share and one half of one share purchase warrant.  Each whole warrant entitles the holder to acquire one additional share in the capital of the Company at a price of $1.50 until April 15, 2021. The Company incurred share issuance costs of $15,813 related to the placement.

The fair value of these warrants at the date of grant was estimated at $99,532 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 2-year expected average life; 105.72% volatility; risk-free interest rate of 1.60%; and a dividend yield of 0%.

- On June 12, 2019, 125,000 shares were issued on conversion of $156,250 of the $322,534 convertible debentures issued on June 15, 2018. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to June 15, 2021.

The fair value of these warrants at the date of grant was estimated at $19,270 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 2-year expected average life; 108.00% volatility; risk-free interest rate of 1.45%; and a dividend yield of 0%.

- On July 10, 2019, the Company announced that it sold its blockchain software to Titleloq, LLC. The share consideration comprised of the return and cancellation to the treasury of a total of 786,772 previously issued common shares.

c) Stock options

The Board of Directors may grant options to purchase shares from time to time, subject to the aggregate number of common shares of the Company issuable under all outstanding stock options of the Company not exceeding 10% of the issued and outstanding common shares of the Company at the time of the grant. The options are exercisable over a period established at the time of issuance to buy shares of the Company for a period not exceeding ten years, at a price not less than the minimum price permitted by the exchange. The vesting schedule for an option, if any, shall be determined by the Board of Directors at the time of issuance.

- On January 15, 2020, the Company issued 100,000 incentive stock option to a consultant of the Company exercisable at $0.60 per share for a period of 5 years with an 18-month vesting provision. The fair value of the share options was estimated at $39,709 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 5 years with an 18-month vesting provision, expected stock price volatility 107%, dividend payment during life of option was nil, risk free interest rate 1.54%, weighted average exercise price $0.60, weighted average fair value per option $0.40, weighted average share price $0.52.

- On May 21, 2020, the Company granted 200,000 stock options to a consultant of the Company exercisable at $1.38 for a period of 2 years.  The fair value of the share options was estimated at $143,524 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 2 years, expected stock price volatility 99.56%, dividend payment during life of option was nil, risk free interest rate 0.30%, weighted average exercise price $1.38, weighted average fair value per option $0.72, weighted average share price $1.38.

- On October 13, 2020, the Company granted 50,000 incentive stock options to Company consultant exercisable at $1.50 per share for a period of 2 years. The fair value of the share options was estimated at $42,514 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 2 years, expected stock price volatility 100.95%, dividend payment during life of option was nil, risk free interest rate 0.25%, weighted average exercise price $1.50, weighted average fair value per option $0.85, weighted average share price $1.58.

- On December 3, 2020, the Company issued 550,000 incentive stock option to two consultants of the Company exercisable at $1.50 per share for a period of 3 years. The fair value of the share options was estimated at $509,812 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 106.52%, dividend payment during life of option was nil, risk free interest rate 0.3%, weighted average exercise price $1.50, weighted average fair value per option $0.93, weighted average share price $1.45.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

- On April 12, 2019, the Company granted 250,000 stock options with the Company's Chairman, the fair value of the share options was estimated at $189,110 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 5 years with an 18-month vesting provision, expected stock price volatility 106.15%, dividend payment during life of option was nil, risk free interest rate 1.64%, weighted average exercise price $1.00, weighted average fair value per option $0.76, weighted average share price $0.98.

- On July 2, 2019, the Company granted 250,000 incentive stock option with the Company's President, the fair value of the share options was estimated at $176,068 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 5 years with an 18-month vesting provision, expected stock price volatility 106.69%, dividend payment during life of option was nil, risk free interest rate 1.41%, weighted average exercise price $1.00, weighted average fair value per option $0.72, weighted average share price $0.92.

- On July 10, 2019, the Company sold its blockchain software to Titleloq, LLC. the cancellation of 475,000 previously issued stock options.

Total share options granted during the year ended December 31, 2020 were 900,000 (2019 - 500,000). Total share-based payment    expense recognized for the fair value of share options granted and vested during the year ended December 31, 2020 was $821,427 (2019 - $390,002).

A summary of stock option information as at December 31, 2020 and December 31, 2019 is as follows:

	December 31, 2020		December 31, 2019
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	1,300,000	$1.03	1,275,000	$1.06
Granted	900,000	1.37	500,000	1.00
Exercised	(150,000)	0.77	-	-
Cancelled	-	-	(475,000)	1.10
Outstanding - end of year	2,050,000	$1.20	1,300,000	$1.03

The following table discloses the number of options and vested options outstanding as at December 31, 2020:

Number of options outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options Outstanding and exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
175,000	$0.85	0.96	175,000	$0.85	0.96
275,000	1.10	2.20	275,000	1.10	2.20
250,000	1.20	1.64	250,000	1.20	1.64
500,000	1.00	3.39	437,500	1.00	3.39
50,000	0.60	4.07	-	0.60	4.07
200,000	1.38	1.38	200,000	1.38	1.38
600,000	1.50	2.82	600,000	1.50	2.82
2,050,000	$1.20	2.46	1,937,500	$1.23	2.36

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

d) Warrants

The following table discloses the number of warrants outstanding as at:

	December 31, 2020		December 31, 2019
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	2,456,415	$1.23	3,116,378	$1.41
Granted	2,737,664	1.49	330,850	1.50
Exercised	(2,820,836)	0.83	-	-
Expired	(748,950)	1.60	(714,000)	1.98
Cancelled	-	-	(276,813)	1.50
Outstanding - end of year	1,624,293	$1.18	2,456,415	$1.23

Outstanding warrants	Expiry Date	Exercise price
25,000	April 7, 2022	$1.20
203,350	April 15, 2021	$1.50
62,500	August 21, 2021	$1.50
11,000	April 24, 2024	$0.55
520,000	April 24, 2024	$0.55
25,904	August 21, 2021	$1.50
201,539	April 21, 2024	$1.00
25,000	January 13, 2022	$1.50
37,500	January 13, 2022	$1.50
12,500	January 13, 2022	$1.50
500,000	November 2, 2022	$1.75
1,624,293

During the year ended December 31, 2020, 2,820,836 shares was issued from warrants exercised for gross proceeds of $2,185,787 and a reduction of accounts payable of $153,750.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

14 Financial instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.

Categories of financial instrument

	December 31, 2020		December 31, 2019
	Carrying value $	Fair value $	Carrying value $	Fair value $
Financial assets
Fair value through profit and loss ("FVTPL")
Cash	47,672	47,672	25,865	25,865
Marketable securities	2,992,500	2,992,500	3,152,813	3,152,813
Amortized cost
Other receivables	2,274	2,274	1,053	1,053
Loan receivable	1,301,013	1,301,013	-	-

Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	1,975,542	1,975,542	2,196,586	2,196,586
Convertible debenture	171,146	1,71,146	449,399	449,399
Loan payable	846,214	846,214	1,184,290	1,184,290

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

Level 1 - quoted prices in active markets for identical securities

Level 2 - significant observable inputs other than quoted prices included in Level 1

Level 3 - significant unobservable inputs

The Company did not move any instruments between levels of the fair value hierarchy during the year ended December 31, 2020 and December 31, 2019.

The fair values of all financial instruments are considered to approximate their carrying values due to their short-term nature.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rates through the interest earned on cash balances, deposits, and loans; however, management does not believe this exposure is significant.

Credit risk

The Company is exposed to credit risk through its cash, which is held in large Canadian financial institutions with high credit rating, and other receivables. The Company believes the credit risk is insignificant. The Company's exposure is limited to amounts reported within the statement of financial position.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. In order to meet its financial obligations, the Company will need to generate cash flow from the sale or otherwise disposition of property or raise additional funds. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating commitments:

	Less than 1 year		Over 1 year	Total
Accounts payable and accrued liabilities	$1,975,542		$-	1,975,542
Loan payables	846,214		-	846,214
Convertible debt	171,146		-	171,146
Total	$2,992,902	$	- 163,137	$2,992,902

Foreign exchange risk

The Company operates in Canada and the United States and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in Canadian dollars. Fluctuations of the operating currencies in relation to the Canadian dollar will have an impact upon the reported results of the Company and may also affect the value of the Company's assets and liabilities.

The Company's financial assets and liabilities as at December 31, 2020 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$47,802	$(130)	$47,672
Other receivables	2,274	-	2,274
Loan receivable	842,600	458,413	1,301,013
Marketable securities	2,992,500	-	2,992,500
	3,885,176	458,283	4,343,459
Financial liabilities
Accounts payable and accrued liabilities	(1,060,455)	(915,087)	(1,975,542)
Convertible debentures	(171,146)	-	(171,146)
Loan payable	(433,889)	(412,325)	(846,214)
Net financial liabilities	$2,219,686	$(869,129)	$1,350,557

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

The Company's financial assets and liabilities as at December 31, 2019 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$25,159	$706	$25,865
Other receivables	1,053	-	1,053
Marketable securities	3,152,813	-	3,152,813
	3,179,025	706	3,179,731
Financial liabilities
Accounts payable and accrued liabilities	(591,027)	(1,605,559)	(2,196,586)
Convertible debentures	(449,399)	-	(449,399)
Loan payable	(166,577)	(1,017,713)	(1,184,290)
Net financial liabilities	$1,972,022	$(2,622,566)	$(650,544)

The Company's reported results will be affected by changes in the US dollar to Canadian dollar exchange rate. As of December 31, 2020, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial liabilities by approximately $86,913 (December 31, 2019 - $262,257). A 10% depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

15 Capital management

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders. The primary use of capital will be used for the development of its properties and acquisitions.

The Company considers the items included in short-term loans and shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, business opportunity and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares or return capital to its shareholders. The Company is not exposed to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis. During the period ended September 30, 2020, there has been no change in the Company's management of capital policies.

16 Segment disclosures

The Company is primarily involved in the acquisition and development of wind and solar energy farms in the United States and renewable energy projects in Canada and has determined that its reportable operating segment is based on the fact that the Company's projects have the same economic characteristics and represent the manner in which the Company's chief decision maker views and evaluates the Company's business.

The Company currently has two geographic segments: Canada and the United States of America ("USA"). The head office operates in Canada and the Company's long-term assets are in the USA.

The Company has one reportable operating segment.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

	Canada	USA	Total
As at December 31, 2020
Total assets	$4,393,114	$6,401,819	$10,794,933
Non-current assets	-	6,401,819	6,401,819
As at December 31, 2019
Total assets	$3,892,930	$5,550,323	$9,443,253
Non-current assets	709,741	5,550,201	6,259,942

	Canada	USA	Total
Year ended December 31, 2020
Operating income (loss) for the year	$(3,043,530)	$(101,609)	$(3,145,139)
Income (loss) for the year	$(3,043,530)	$(101,609)	$(3,145,139)
Year ended December 31, 2019
Operating income (loss) for the year	$3,342,477	$(111,503)	$3,230,974
Income (loss) for the year	$3,342,477	$(111,503)	$3,230,974

17 Related party transactions

The Company's related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors or companies with common directors of the Company.

Key management includes directors and officers of the Company.  In addition to related party transactions described in Note 10 and 11, the Company had the following expenses paid to key management:

The Company incurred the following expenses with related parties during the year ended December 31:

	2020	2019
Management fees	$218,819	$77,723
Share-based payments	89,832	291,355
Total	$308,651	$369,078

On July 1, 2014, the Company entered into a consulting contract with the President of the Company. The agreement provides for an annual fee of US $120,000 in which the President will lead all the wind and solar development in obtaining permitting, environmental compliance and raising of capital to construct the renewable energy facilities ("Annual Fee").  In addition, the Company agrees to reimburse all reasonable expense incurred related to office expenses, daily travel per diem, mileage expense and health and life insurance premium expense.  Further, upon the Company closing certain development milestones allowing for an equity raise of at least US $2 Million or the sale of any Company assets or project rights including the Tehachapi land whichever comes first, the agreement provides for a one-time payment of US $250,000 in recognition of the President's unpaid work in support of the Company's projects since March 2013.  Lastly, the President will be paid a US$3 Million development completion bonus at the time the Montalva Solar Project completes all key milestones necessary for the Company to obtain project financing for the Montalva Solar Project.

On October 15, 2016, the President entered into an amended compensation agreement with the Company. Under this new agreement, the President agreed to settle all unpaid fees and late penalties with a US$168,750 loan at interest of 8% per annum compounded semi-annually. His base fee will be reduced to US$5,000 per month until such time as a PPOA for a project has been executed with PREPA or other such milestone has occurred as determined by the board. The fee will then be reverted back to US$10,000 per month. Further the development completion award for the Montalva solar project will be reduced to US$1.95 million from the initial US$3 million.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

On August 13, 2018, the Company renegotiated the terms of an outstanding loan comprising certain debt due to Clifford M. Webb, the Company's President, for services rendered to the Company. Mr. Webb has agreed to extend the term of the loan until June 15, 2021. In recognition of Mr. Webb's efforts to move the Company's Montalva project in Puerto Rico forward to date and as a further inducement to ensure Mr. Webb's continued contribution to the advancement of the Montalva Project, the Company has agreed to grant a bonus of $65,000 to Mr. Webb. During the year ended December 31, 2018, the Company agreed to convert $322,534 of the loans outstanding into a convertible debenture granted to the lender the ability to convert the loan and interest into units of the Company at the conversion price of $1.25 per unit. Each unit is comprised of one share and one half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional share of the Company at a price of $1.50 on or prior to June 15, 2021. (Note 11 and 12)

On June 12, 2019, $156,250 of the $322,534 convertible debentures issued on June 15, 2018 was converted into 125,000 units of the Company at a price of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to June 15, 2021.

On April 9, 2020, $36,268 of the $322,534 convertible debentures issued on June 15, 2018 interest was converted into 51,811 shares of the Company at a fair value of $0.70 per share. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

During the year ended December 31, 2020, the Company paid $nil (December 31, 2019 - $9,123) to a Director of the Company related to rent.

During the year ended December 31, 2020, the President charged the Company $118,819 (2019 - $38,964) under the contract. As at December 31, 2020, included in accounts payable are fees and expenses due to the President of the Company of $167,444 (December 31, 2019 - $214,808).

During the year ended December 31, 2020, a Company controlled by the CFO charged the Company $100,000 (2019 - $80,000) related to services.

During the year ended December 31, 2020, related party loan interest of US $52,991 (December 31, 2019 - US $47,773) was capitalized to power project acquisition and development costs. (Note 7).

As at December 31, 2020, the Company had $1,301,013 (December 31, 2019- loan of $168,701) receivable to Captiva. The loan is non-interest bearing and is repayable upon demand. The loan represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva. Subsequent to year end, Captiva repaid the loan and the Company has advanced the funds back to Captiva in anticipation of participating in the pending Captiva private placement. The Company expects to participate for 7,300,000 units at $0.27/unit for an investment of $1,971,000, with each unit consisting of one common share of the Captiva and one warrant. Each warrant will entitle the holder to purchase one additional common share of the Captiva at a price of $0.75 per Warrant Share until February 8, 2023.

As at December 31, 2020, the Company had $183,387 (December 31, 2019 - $1,073,489) in accounts payable to related parties.

18 Commitments and contingencies

As at December 31, 2020, the Company had the following commitments and contingencies outstanding:

	Within 1 year	Over 1 year	Total
PBJL Share transfer (ii)	636,600	-	636,600
Total	$636,600	-	$636,000

i) The Company entered into four separate land options agreements with Jose Arturo Acosta, leasing a total of 1,590 acres of land in the Municipality of Lajas and Guanica of Puerto Rico.  The Company made initial payments on the execution date of each options agreement and will thereafter pay advances for each successive four-month period during the option terms.  The annual rent will be revised once the land area needed for the energy facility is determined and will have an initial term of twenty-five years with an extension of four consecutive periods of five years each.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

ii) On April 23, 2013, 330 common shares, approximately 33% interest, of PBJL were transferred between the spouse of an officer to AG Solar and the Company.  The Company may be required to pay approximately US $500,000 for these shares on terms yet to be negotiated.  Any future payments will be subject to available funds and the completion of a significant financing of the Company in the future.

iii) The Company executed a USD $195 Million project financing mandate with Voya Investment Management, LLC ("Voya") for the Company's Monalva Project. As compensation for entering into this letter, the Company hereby agrees to issue to Voya, on the date on which a trigger event occurs, warrants to purchase 3,500,000 common shares of the Company at a strike price of $1.00, exercisable at any time within five years from the date hereof. For the purposes of this letter, a "Trigger Event" means the earliest of: (a) issuance of notice to proceed to start construction of the Project, (b) closing of the Loans referred to in the attached Term Sheet, (c) closing of financing equal to more than 50% of the cost of the Project, (d) transfer of ownership of over 50% of the Project, measured from the date hereof, (e) sale or transfer of over $25 million in Company shares, (f) Company shares trading at or above $3.00, (g) change of control of the Company, whereby more than 50% of the shares are owned or under the control of one investor, or over 50% of the board of directors have been appointed by one investor, or (h) PREPA or its successor is rated investment grade by at least one nationally recognized rating agency ("NRSRO"), or (i) PREPA's Power Purchase and Operating Agreement with the Project, or Project-related obligations, are guaranteed by an entity rated investment grade by a NRSRO. This agreement has been extended to February 15, 2022.

19 Income taxes

A reconciliation of the (provision) recovery for income taxes is as follows:

	Year ended December 31,
	2020	2019
Income (loss) before income taxes	$(3,145,139)	$3,230,974
Statutory tax rate	27%	27%
Recovery of income tax taxes based on combined federal and provincial statutory rates	(849,000)	872,000
Change in statutory, foreign tax, foreign exchange rates and other	3,000	(6,000)
Permanent differences	438,000	27,000
Share issue cost	(13,000)	(4,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	(308,000)	108,000
Changes in unrecognized deductible differences	729,000	(997,000)
Total income tax expense (recovery)	-	-

The significant components of the Company's deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2020	2019
Deferred tax assets (liabilities)
Land	$(5,000)	$(5,000)
Share issue costs	30,000	29,000
Debt with accretion	1,000	(2,000)
Marketable securities	(260,000)	(281,000)
Non-capital and net operating loss carry forward	1,525,000	826,000
	1,291,000	567,000
Unrecognized deferred tax assets	(1,291,000)	(567,000)
	-	-

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

The significant components of the Company's temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position as deferred tax assets are as follows:

	December 31, 2020		December 31, 2019
Temporary Differences	$	Expiry	$	Expiry
Share issue costs	110,000	2038 to 2041	106,000	2038 to 2041
Debt with accretion	5,000	No expiry	-	No expiry
Non-capital losses available for future periods	3,694,000	2029 to 2039	940,000	2029 to 2039
Canada	3,329,000	2029 to 2040	647,000	2029 to 2039
USA	365,000	2031 to 2040	293,000	2031 to 2039

20 Supplemental cash flow information

Supplemental cash flow information	2020	2019
Shares issued to reduce shareholder loan	$150,000	$-
Shares issued to reduce accounts payable	103,485	20,600
Shares issued on convertible debt and interest conversion	161,267	127,167
Property taxes accrued through accounts payable	-	44,889
Captiva payment of accrued payroll taxes	134,300	-
Convertible debt conversion to promissory note	165,000	-
Reclassification of loans and accounts payable	385,616	-
Accrued land and power project development costs through loans payable	22,152	195,257
Accrued power project development costs through accounts payable	655,119	55,981
Cash paid for interest and taxes	-	-

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

21 Subsequent events

(i) On January 27, 2021, the Company closed a non-brokered private placement and issued 250,000 units at a price of $2.00 per unit for gross proceeds of $500,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of $2.50 until January 27, 2023.

(ii) On February 24, 2021, the Company issued 50,000 common shares share to Genevieve Enterprise Corp. pursuant to a finder's fee agreement.

(iii) On April 22, 2021, the Company settled debt in the total amount of $178,856 with two of its creditors, by the issuance of 144,239 common shares.

(iv) On June 8, 2021, $17,645 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 11,922 units of the Company at a fair value of $1.48 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

(v) On July 12, 2021, $1,567 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 1,080 units of the Company at a fair value of $1.45 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

(vi) On July 12, 2021, principal amount of $166,284 of the $322,534 convertible debentures issued on June 15, 2018 was converted into 133,027 units of the Company pursuant to the conversion rate of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

(vii) On September 14, 2021, the Company closed the non-brokered private placement, issued 878,970 units at a price of $1.65 per unit for gross proceeds of $1,410,750 and a reduction in accounts payable of $39,551. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share in the capital of Greenbriar at a price of $2.00 for a period of two years.

(viii) On November 8, 2021, the Company closed a non-brokered private placement and issued 300,000 units at a price of $1.65 per unit for gross proceeds of $495,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $1.75 for a period of two years.

(ix) Subsequent to year end, 659,500 stock options were exercised for gross proceeds of $825,749.

(x) Subsequent to year ended, 865,458 shares were issued from warrants exercised for gross proceeds of $1,302,543.

(xi) On February 16, 2021, the Company executed a one year extension of the USD $195 Million Montalva project financing mandate with Voya Investment Management, LLC ("Voya") for the Company's 160 MW DC/80 MW AC Montalva Solar Project ("Montalva Project") (Note 18).

(xii) On August 17, 2021, the USD $480 Million - 995-unit Sage Ranch project received approval by the Mayor and City Council. The Mayor and City Council approved all three items on the agenda, namely: 1) the approval of the Sage Ranch Master Development Plan; 2) The approval of the 995 home Tract Map and; 3) The approval and acceptance of the exhaustive Final Environmental Impact Report. ("FEIR").

(xiii) On November 16, 2021, the Company executed an agreement for long-term solar energy supply with West Lake Energy Corp ("West Lake"), based in Calgary, Alberta.  Under the agreement's terms the Company will build, own and operate 90MWac of solar energy production with the first solar site having a capacity for 30MWac.  West Lake agrees to purchase all solar power generated from the project and has the option to purchase from the second site which will provide the remaining 60MWac.

(xiv) On July 7, 2021, the Company issued 350,000 incentive stock option to a consultant of the Company exercisable at $1.35 per share for a period of 3 years.

Greenbriar Capital Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (amounts expressed in Canadian dollars, except where indicated)

(xv) On May 25, 2021, the Company issued 30,000 incentive stock option to a consultant of the Company exercisable at $1.50 per share for a period of 2 years.

(xvi) On January 20, 2021, the Company issued 350,000 incentive stock option to a consultant of the Company exercisable at $2.00 per share for a period of 3 years.

NOTICE

RE: CONDENSED CONSOLIDATED INTERIM FINANCIALS STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

The third quarter financial statements for the three and nine months ended September 30, 2021 and 2020 have not been reviewed by the auditors of Greenbriar Capital Corp.

GREENBRIAR CAPITAL CORP.

/s/ Anthony Balic

Anthony Balic

Chief Financial Officer

Greenbriar Capital Corp.

Condensed Consolidated Interim Financial Statements

For Three and Nine Months Ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

Greenbriar Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at September 30, 2021 and December 31, 2020 (amounts expressed in Canadian dollars, except where indicated)

	Note	As at September 30, 2021	As at December 31, 2020
Assets
Current assets
Cash		$45,747	$47,672
Deposits and prepaid expenses - short term		62,431	49,655
Other receivables		10,013	2,274
Loan receivable	9	-	1,301,013
Advance on private placement	5	1,971,000	-
Marketable securities	5	987,228	2,992,500
		3,076,419	4,393,114
Non-current assets
Deposits and prepaid expenses - long term		60,670	-
Sage Ranch	4	983,407	701,983
Power project acquisition and development costs	6	6,094,838	5,669,836

Total assets		$10,215,334	$10,794,933
Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	4,478,835	1,975,542
Loans payable	9	705,198	846,214
Convertible debentures	10	-	171,146
Total liabilities		5,184,033	2,992,902
Shareholders' equity
Share capital		20,049,462	15,425,528
Reserves		5,343,214	4,703,760
Accumulated other comprehensive income		442,926	426,907
Deficit		(20,804,301)	(12,754,164)
Total shareholders' equity		5,031,301	7,802,031
Total liabilities and shareholders' equity		10,215,334	$10,794,933

Nature of operations and going concern (note 1)

Commitments and contingencies (note 16)

Subsequent events (note 17)

Approved by the Board of Directors

/s/ Jeff Ciachurski	Director	/s/ Cliff Webb	Director

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp.

Consolidated Statements of Loss and Comprehensive Loss

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

	Notes	Three Months Ended		Nine Months Ended
		September 30,		September 30,
		2021	2020	2021	2020
General and administration expenses
Consulting fees	15	$(3,373,846)	$(131,048)	$(3,747,353)	$(405,099)
General and administrative		(257,938)	(14,799)	(400,049)	(119,489)
Marketing		(358,923)	(104,031)	(604,226)	(114,356)
Finance cost		2,373	(23,260)	(44,846)	(126,398)
Share-based payment expense	11	(224,298)	(122,703)	(970,275)	(262,729)
Professional fees		(75,885)	(46,292)	(221,996)	(155,862)
		(4,288,517)	(442,133)	(5,988,745)	(1,183,933)
Other (expenses) income, net
Foreign exchange (loss) gain		(46,954)	28,896	(35,285)	(38,569)
Unrealized (loss) gain on marketable securities	5	(829,647)	(2,832,188)	(2,005,272)	(214,877)
Gain (loss) on settlement of accounts payable and accrued
liabilities		-	-	(20,835)	6,810
Smart glass distribution agreement amortization		-	(227,752)	-	(709,741)
Loss		(5,165,118)	(3,473,177)	(8,050,137)	(2,140,310)
Other comprehensive (loss) gain ("OCI")
Cumulative translation adjustment		187,617	(126,737)	16,019	82,200
Total comprehensive loss		$(4,977,501)	$(3,599,914)	$(8,034,118)	$(2,058,110)
Loss per share-basic and diluted		$(0.19)	$(0.14)	$(0.30)	$(0.10)
Weighted average shares outstanding-basic and diluted		27,680,430	24,250,329	27,008,726	21,195,225
Total shares issued and outstanding		28,692,429	24,945,273	28,692,429	24,945,273

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp.

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

	Notes	Shares	Share capital	Share-based payment reserves	Warrants reserves	Share subscriptions received in advance	Convertible debenture reserves	Accumulated other comprehensive income	Deficit	Total Shareholders' Equity

Balance at December 31, 2020		25,908,233	$15,425,528	$3,168,709	$1,493,221	$-	$41,830	$426,907	$(12,754,164)	$7,802,031

Loss for the period		-	-	-	-	-	-	-	(8,050,137)	(8,050,137)
Private placement	11	1,128,970	1,295,935	-	654,365	-	-	-	-	1,950,300
Share issuance cost		-	(21,995)	-	-	-	-	-	-	(21,995)
Options exercised	11	449,500	915,145	(374,396)	-	-	-	-	-	540,749
Warrants exercised	11	865,458	1,889,778		(587,235)	-	-	-	-	1,302,543
Finder's shares	11	50,000	105,000	-	-	-	-	-	-	105,000
Shares issued for debt settlement	11	144,239	230,782	-	-	-	-	-	-	230,782
Convertible debenture converted	10	146,029	209,289	-	18,275	-	(41,830)	-	-	185,734
Cumulative translation adjustment		-	-	-	-	-	-	16,019	-	16,019
Share-based payment expense	11	-	-	970,275	-	-	-	-	-	970,275
Balance at September 30, 2021		28,692,429	$20,049,462	$3,764,588	$1,578,626	$-	$-	$442,926	$(20,804,301)	$5,031,301

Balance at December 31, 2019		19,605,993	$10,343,063	$2,431,568	$1,671,026	$100,000	$58,425	$617,920	$(9,609,025)	$5,612,977
Loss for the period		-	-	-	-		-	-	(2,140,310)	(2,140,310)
Private placement	11	2,629,593	795,196	-	667,327	(100,000)	-	-	-	1,362,523
Conversion of convertible debt	10	176,811	112,225	-	65,637	-	(16,595)	-	-	161,267
Options exercised	11	150,000	203,786	(88,786)	-	-	-	-	-	115,000
Warrants exercised	11	2,357,876	3,032,599	-	(1,203,264)	-	-	-	-	1,829,335
Share issuance cost		-	(39,428)	-	-	-	-	-	-	(39,428)
Share issuance settled services		25,000	13,190	-	11,810	-	-	-	-	25,000
Share-based payment expense	11	-	-	262,729	-	-	-	-	-	262,729
Cumulative translation adjustment		-	-	-	-	-	-	82,200	-	82,200
Balance at September 30, 2020		24,945,273	$14,460,631	$2,605,511	$1,212,536	$-	$41,830	$700,120	$(11,749,335)	$7,271,293

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp. Consolidated Statements of Cash Flows For the three and nine months ended September 30, 2021 and 2020 (amounts expressed in Canadian dollars, except where indicated)

		Three Months Ended		Nine Months Ended
	Note	September 30,		September 30,
		2021	2020	2021	2020
Cash used from operating activities
Loss for the period		$(5,165,118)	$(3,473,177)	$(8,050,137)	$(2,140,310)
Items not affecting cash
Unrealized foreign exchange gain		46,954	(28,896)	35,285	38,569
Gain on settlement of accounts payable and accrued liabilities		-	-	20,835	(6,810)
Share-based payment expense	11	224,298	122,703	970,275	262,729
Unrealized loss (gain) on marketable securities	5	829,647	2,832,188	2,005,272	214,877
Smart glass distribution agreement amortization	7	-	227,752	-	709,741
Accretion on convertible debt	10	(14,861)	2,679	(4,862)	9,068
		(4,079,080)	(316,751)	(5,023,332)	(912,136)
Change in non-cash operating working capital
Decrease (increase) in receivables and prepaid expenses		(15,850)	11,164	(81,185)	(27,540)
Increase (decrease) in accounts payable and accrued liabilities		2,893,414	(87,658)	2,733,886	(346,513)
		(1,201,516)	(393,245)	(2,370,631)	(1,286,189)
Cash flows used in investing activities
Sage Ranch	4	(132,200)	-	(280,928)	(37,500)
Power project development and construction costs		(173,713)	(186,612)	(273,577)	(288,966)
Advance on private placement		-	-	(1,971,000)	-
Purchase of marketable securities		-	-	-	(73,784)
Proceeds from sales marketable securities		-	-	-	72,658
		(305,913)	(186,612)	(2,525,505)	(327,592)
Cash flows used in financing activities
Cash paid on executive loans		(68,498)	13,011	(160,152)	(924,170)
Private placement proceeds, net of issuance costs	11	1,410,750	-	1,910,750	1,277,038
Warrants exercised	11	242,129	819,453	1,302,543	1,679,335
Options exercises	11	238,750	100,000	540,750	115,000
Related company loan		(298,473)	(552,488)	1,300,320	(552,488)
Subscription received in advance		-	(15,000)	-	-
		1,524,658	364,976	4,894,211	1,594,715
Increase in cash		$17,229	$(214,881)	$(1,925)	$(19,066)
Cash - beginning of period		28,518	221,680	47,672	25,865
Cash - end of period		$45,747	$6,799	$45,747	$6,799

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

1 Nature of operations and going concern

Greenbriar Capital Corp. ("Greenbriar" or the "Company") is a leading developer of entry-level housing, renewable energy, green technology and sustainable investment projects. Greenbriar was incorporated under British Columbia Business Corporations Act on April 2, 2009 and is a real estate issuer on the TSX Venture Exchange. The Company registered records office is located at Suite 1120 - 625 Howe Street, Vancouver, BC, V6C 2T6. The Company is listed as a Tier 2 real estate issuer. The Company's shares trade on the exchange under the symbol "GRB".

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The nature of the Company's primary business is the acquisition, management, development, and possible sale of real estate and renewable energy projects. The Company had a loss of $8,050,137 (2020 - $2,140,310) for the nine months ended September 30, 2021, an accumulated deficit of $20,804,301 (December 31, 2020 - $12,754,164) and as at September 30, 2021, the Company has a working capital deficiency of $2,107,614 (December 31, 2020 - $1,400,212). To date, the Company has no history of earning revenues. If the Company is unable to raise any additional funds to undertake planned development, it could have a material adverse effect on its financial condition and cause significant doubt about the Company's ability to continue as a going concern. If the going concern basis were not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses, and the classifications used in the statement of financial position.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or results of operations at this time.

2 Basis of presentation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2020.

The Company's management makes judgments in its process of applying the Company's accounting policies in the preparation of its unaudited interim condensed consolidated financial statements. In addition, the preparation of the financial data requires that the Company's management make assumptions and estimates of the effects of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company's unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's consolidated financial statements for the year ended December 31, 2020. In addition, other than noted below, the accounting policies applied in these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's audited financial statements for the year ended December 31, 2020. The Company's interim results are not necessarily indicative of its results for a full year.

The Company's interim results are not necessarily indicative of its results for a full year.

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors on November 29, 2021.

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

3 Significant accounting estimates and judgment

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Areas that often require significant management estimates and judgment are as follows:

Share-based payments

Amounts recorded for share-based payments are subject to the inputs used in the Black-Scholes option pricing model, including estimates such as volatility, forfeiture, dividend yield and expected option life.

Tax

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable earnings will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable earnings together with future tax planning strategies.

Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company's functional and local currency is the Canadian dollar. The functional currency of the Company's subsidiaries is the US dollar. The determination of functional currency may require certain judgments to determent the primary economic environment. The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Assets' carrying values and impairment charges

In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

4 Sage Ranch

	September 30, 2021	December 31, 2020
Opening balance	$701,983	$816,820
Property taxes, net of Captiva repayment	-	(134,300)
Land appraisal & related fees	280,928	35,564
Unrealized foreign exchange	495	(16,101)
	$983,407	$701,983

On October 6, 2018, the Company entered into an agreement to sell a 50% undivided interest in the Sage Ranch project to Captiva Verde Wellness Corp. ("Captiva"), which represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva. The Company received 10,687,500 common shares of the Captiva which had a fair value of $1,068,750 and $112,500 in cash for total consideration of $1,181,250 ("Sale Agreement").

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

On August 10, 2020, the Company entered into an option and joint venture agreement (the "Option and Joint Venture Agreement") with Captiva amending the terms of the original agreement.

Pursuant to the terms of the Option and Joint Venture Agreement, Captiva's 50% interest in the Sage Ranch Project was converted into an option to earn (the "Option") a 50% net profits interest in the Tehachapi Property by:

1. Captiva paying the Company a cash payment of $112,500 (the "Cash Payment") (Captiva satisfied this payment in 2018 under the terms of the Sale Agreement);

2. Captiva issuing the Company common shares (the "Share Payment") (Captiva satisfied this payment in 2018 through the issuance of 10,687,500 common shares under the terms of the Sale Agreement); and

3. Captiva funding the applicable permitting and development costs for the Sage Ranch Project (Captiva is behind on such funding obligations and no determination has been made as to the affects to the JV at this point in time. Risk factors are market conditions and the Captiva's ability to finance).

Captiva has until the earlier of: (i) August 20, 2025 and (ii) the date the Company receives final approval from the City of Tehachapi (and other required regulatory approval) to build houses on the Tehachapi Property, to exercise the Option.

If Captiva makes the payments summarized above by the required time, Captiva will exercise the Option and will automatically acquire a 50% net profits interest in and to the Sage Ranch Project. If Captiva exercises the Option, then Captiva and the Company will immediately enter into a joint venture (the "Joint Venture") pursuant to the terms of the Option and Joint Venture Agreement. Pursuant to the terms of the Joint Venture, the Company and the Captiva are required to evenly split all net profits derived from the Sage Ranch Project.

5 Marketable securities

	December 31,		Disposed	Gain/(Loss)	September 30,
	2020	Acquired			2021
	Fair value				Fair value
Captiva	$2,992,500	$-	$-	$(2,005,272)	$987,228

	December 31,		Disposed	Gain/(Loss)	December 31,
	2019	Acquired			2020
	Fair value				Fair value
Captiva	$3,152,813	$-	$-	$(160,313)	$2,992,500
Organic Garage Ltd	-	24,759	(19,693)	(5,066)	-
QMX Gold Corp	-	49,025	(52,965)	3,940	-
Total	$3,152,813	$73,784	$(72,658)	$(161,439)	$2,992,500

February 8, 2021, the Company advanced Captiva $1,971,000 a non-brokered private placement at a price of $0.27 per unit. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one additional common share in the capital of Captiva at a price of $0.75 per warrant until February 8, 2023. The Company is awaiting TSX-V approval regarding the investment before the shares are issued.

As at September 30, 2021, the Company owned 10,687,500 (2020 - 10,687,500) shares of Captiva.

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

6 Power project acquisition and development costs

	Development Costs	Acquisition Costs	Total
December 31, 2019	3,109,881	1,623,500	4,733,381
Additions	1,116,602	-	1,300,745
Unrealized foreign exchange	(118,147)	(32,000)	(302,290)
December 31, 2020	$4,108,336	$1,591,500	$5,699,836
Additions	390,974	-	390,974
Unrealized foreign exchange	2,903	1,125	4,028
September 30, 2021	4,502,213	$1,592,625	6,094,838

Montalva Project

In April 2013, the Company entered into a 50/50 arrangement to create AG Solar with Alterra Power Corp ("Alterra") (the "Arrangement"). The Arrangement was created to develop 100 Megawatts ("MW's") of solar generation capacity in Puerto Rico under a Master Renewable Power Purchasing and Operating Agreement ("PPOA"), dated December 20, 2011, and amended on March 16, 2012 (the "Master Agreement"), with Puerto Rico Electric Power Authority ("PREPA") which the partnership through its wholly owned subsidiary, PBJL Energy Corporation, currently has rights to.

On July 12, 2013, the Company signed a Membership Interest Purchase and Sale Agreement ("MIPSA") with Magma Energy (U.S.) Corp. ("Magma"), a subsidiary of Alterra, and amended on October 11, 2013 whereby the Company will purchase from Alterra its 50% interest in and to the shares of AG Solar. The consideration was US $1.25 Million. The Company completed the MIPSA on September 12, 2014 (the "Acquisition Date"), the Company now owns 100% of AG .

Under the terms of the Master Agreement, the Company filed its 100 MW AC Montalva Solar Project with PREPA on September 5, 2013, requesting an interconnection evaluation and issuance of a project specific PPOA for Montalva. After numerous delays by PREPA and failed attempts by the Company through emails and correspondence to PREPA requesting the interconnection evaluation and issuance of a project specific PPOA for Montalva, the Company filed a Notice of Default under the Master Agreement with PREPA on September 24, 2014. PREPA responded to the Notice of Default on November 3, 2014, taking the position that it had other PPOAs issued that would exceed its system renewable capacity and could not accept any additional renewable projects and further had met its obligations under the Master Agreement.

On May 15, 2015, the Company, filed a legal action against PREPA in the courts of Puerto Rico in order to protect and enforce its rights under the Master Agreement. On September 9, 2016, the Superior Court of Puerto Rico denied an application by PREPA to have the case for contractual enforcement and damages dismissed. The Company may now proceed to have the court enforce the agreement, or in lieu of enforcement, direct PREPA to pay US $210 Million in monetary damages, or both. In May of 2018 the Company filed a US Federal RICO lawsuit seeking US $951 Million in damages from PREPA.

On February 6, 2019, the Company announced that PREPA wanted to re-open negotiations to move forward the Montalva Project. The Company has met with PREPA representatives in 2019 and the negotiations are ongoing.

On May 19, 2020, the Company announced that it has reached agreement with the PREPA on a 25-year PPOA for the development, construction, and operation of the Montalva solar project. On May 28, 2020, the Governing Board of PREPA approved the contract.

On August 7, 2020, the Company received unanimous approval from the Puerto Rico Energy Bureau and the Montalva PPOA moved on to final approval by the Puerto Puerto Rico Financial Oversight and Management Board (FOMB). On February 26, 2021, the FOMB approved two projects and excluded the approval of the Montalva project. The Company is in the process of seeking avenues to have the FOMB decision overturned or to have the FOMB approve the projects approved by PREPA.

In addition, the Company has submitted an application in the new Request for Proposal the FOMB asked the non-selected projects to apply to in case the above actions are unsuccessful.

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

Land Lease Agreements

The below Montalva and Lajas Farm Option Agreements provide for a land lease with a term of twenty-five years and may be extended for up to four additional consecutive periods of five years each, at the Company's option, for the purposes of the Company developing the Montalva project.

The Company entered into an option agreement dated September 9, 2013, which gives the Company the exclusive right and option to lease land in Puerto Rico (the "Montalva Option Agreement").

On various dates since execution of the land purchase option agreement, the parties have executed six separate amendments to extend the expiration date. On December 7, 2020, the Company entered into a further extension to December 31, 2021 to make option payments: US $20,000 within 30 days of signing of the agreement, additional US $20,000 within 30 days, but in no event prior to June 1, 2021, of signing by PPOA with PREPA.

The Lajas Farm option agreement is comprised of three separate lease agreements. On December 1, 2013, the Company entered into an option agreement with renewal options which gives the Company the exclusive right and option to lease an additional site in Puerto Rico for the Montalva Project ("Original Lajas Farm Option").

On January 1, 2014, the Company entered into two additional option agreements for five years each (the "Secondary Lajas Farm Option"), which gives the Company the exclusive right and option to lease additional land in Lajas, Puerto Rico to further expand the Montalva Project.

During the quarter ending September 30, 2021, the Company entered into additional extension agreements extending the option term on all agreements to December 31, 2022 and agreeing to make payments totalling US$47,500.

Included in the power project development and construction costs balance for AG Solar are costs related to environmental assessments and land lease option payments.

7 Smart glass distribution agreement

On September 25, 2017, the Company completed the acquisition of an Ontario based private company which holds the exclusive Canadian sales, distribution and marketing rights for the entire suite of Smart Glass energy products, developed and built by Gauzy of Tel-Aviv, Israel.

In addition, the Company will be entitled to sell the entire suite of products into any other country of the world if the sales are being made to a subsidiary of an entity which has its principal place of business or head office located within Canada.

Carrying amount
Balance, December 31, 2018	$1,676,367
Amortization	(966,626)
Balance, December 31, 2019	709,741
Amortization	(709,741)
Balance, December 31, 2020	$-

The distribution agreement was being amortized over 3 years from the original contract life.

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

8 Accounts payable and accrued liabilities

	September 30, 2021	December 31, 2020
Project related accounts payables (1)	$167,892	$167,591
Other accounts payable (2)	558,265	793,021
Accrued liabilities (2)	3,752,678	1,014,930
Total accounts payable and accrued liabilities	$4,478,835	$1,975,542

1) Total project related accounts payable include costs for the AG Solar project.

2) Other accounts payable and accrued liabilities include costs related to the Company and not to the AG Solar project.

During the year ended December 31, 2020, the Company reversed $10,401 in accounts payable related to payables that were no longer payable.

9 Loans payable

Shareholder loans	September 30, 2021	December 31, 2020
Principal opening balance	$127,320	$129,880
Unrealized foreign exchange	90	(2,560)
Principal ending balance	127,410	$127,320

In September 2014, the Company received two loans totaling $131,170 (US $100,000) from an independent shareholder. Both loans bear interest of 10% per annum, compounded monthly and were repayable on February 25, 2015. As the loan is past the repayment date it is now due on demand. As at September 30, 2021, total accrued interest was $135,630 (December 31, 2020 - $115,816) and was included in account payables and accrued liabilities.

Director loans	September 30, 2021	December 31, 2020
Principal opening balance	$345,004	$350,735
Unrealized foreign exchange	202	(5,731)
Principal ending balance	$345,206	$345,004

The loans bear interest of between 10% and 12% per annum and are repayable at varying terms from on demand to January 2017. Any loan past repayment date is now due on demand. As at September 30, 2021, total interest accrued was $412,904 (December 31, 2020 - $360,166) and was included in account payables and accrued liabilities.

Executive loans	September 30, 2021	December 31, 2020
Principal opening balance	$152,640	$534,974
Addition loan	133,073	378,999
Net repayments	(160,152)	(648,600)
Unrealized foreign exchange	-	(112,733)
Principal ending balance	$125,561	$152,640

As at September 30, 2021, the Company had outstanding loans from the CEO and the CEO's spouse of $125,561 (December 31, 2020- $152,640). The loans bear interest of between 10% and 12% per annum and were repayable at varying terms from on-demand to

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

November 2016. Any loan past repayment date is now due on demand. As at September 30, 2021, total interest accrued was $133,928 (December 31, 2020 - $238,834) and was included in account payables and accrued liabilities.

Promissory note	September 30, 2021	December 31, 2020
Principal opening balance	$221,250	$-
Promissory note related to expired convertible (note 10)	-	165,000
Additional loan	-	56,250
Promissory settled by shares	(131,250)	-
Principal ending balance	$90,000	$221,250

During the year ended, December 31, 2020, an unexercised convertible debt instrument was re-classified as a loan payable. During the year ended December 31, 2020 an additional $56,250 was loaned to the Company. As at September 30, 2021, the total accrued interest related to the debenture was $10,987 (December 31, 2020 - $76,270) and was included in account payables and accrued liabilities. On April 22, 2021, the Company settled $131,250 of the promissory note in a shares for debt transaction. The total amount settled including interest was $165,497 in exchange for the issuance of 133,465 common shares and $15,000 in cash which was paid on April 22, 2021.

Related company loan	September 30, 2021	December 31, 2020
Opening balance	$(1,301,013)	$168,701
Funds received	1,300,320	185,562
Repayment	-	(1,655,276)
Unrealized foreign exchange	17,714	-
Ending payable balance	17,021	-
Ending receivable balance	-	$(1,301,013)

As at September 30, 2021, the Company had a loan payable of $17,021 (December 31, 2020- loan receivable of $1,301,013) to Captiva which represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva. The loans are non-interest bearing, unsecured, and are repayable upon demand. During current period ended September 30, 2021, Captiva repaid the loan and the Company has advanced the funds back to Captiva in anticipation of participating in the pending Captiva private placement (Note 5).

10 Convertible debenture

January 2017 Convertible Debt

On January 13, 2017, the Company issued convertible debentures in the aggregate amount of $125,000. The debenture has a maturity term of 3 years from the date of issuance and bears interest at a rate of 8% per annum compounded semi-annually. The debenture holder can convert the outstanding principal amount into units of the Company at a price of $1.00 per unit. Each unit shall be comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2020.

The Company negotiated with holders of convertible debentures issued in January 2017 an extension of the maturity date of the debentures from January 13, 2020 to July 13, 2020. The expiry date of any warrants acquired by a holder upon conversion of the debenture will be extended from January 13, 2020 to January 13, 2022. The amended terms provide that the debentures may be converted into units of the Company at a conversion price of $1.00 per unit until July 13, 2020, each unit comprised of one common share and one half of one share purchase warrant. Each whole warrant will be exercisable into one common share at a price of $1.50 per share until January 13, 2022. All other terms of the convertible debentures remain unchanged.

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

On June 11, 2020, principal amount of $50,000 of convertible debentures issued on January 13, 2017 converted into 50,000 shares at a price of $1.00 per unit. Each unit comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2022.

On July 13, 2020, principal amount of $75,000 of convertible debentures issued on January 13, 2017 were converted into 75,000 shares at a price of $1.00 per unit. Each unit comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2022.

Based on the discount factor of 13.5% over the Debenture's term of three years, the equity portion was valued at $16,595. Accretion for the debenture for the nine months ended September 30, 2021 was $nil (2020 - $6,300). Interest for the debenture for the nine months ended September 30, 2021 was $nil (December 31, 2020 - $9,371).

As at September 30, 2021, total interest accrued was $15,340 (December 31, 2020 - $15,340) and was included in account payables and accrued liabilities.

	June 30, 2021	December 31, 2020
Opening balance	$-	$118,700
Accretion	-	6,300
Converted	-	(125,000)
Ending balance	$-	$-

December 2018 Convertible Debt

During the year ended December 31, 2018, the Company agreed to convert $322,534 of loans outstanding from a director into a convertible debenture which grants to the lender certain rights to convert the loan and interest into units of the Company at the conversion price of $1.25 per unit. Each unit is comprised of one share and one half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional share of the Company at a price of $1.50 on or prior to June 15, 2021.

On June 12, 2019, $156,250 of the $322,534 convertible debentures issued on June 15, 2018 was converted into 125,000 shares of the Company at a deemed price of $1.25 per share. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On April 9, 2020, $36,268 interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 51,811 shares of the Company at fair value of $0.70 per share. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On June 8, 2021, $17,645 interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 11,922 shares of the Company at fair value of $1.48 per share.

On July 12, 2021, $1,567 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 1,080 units of the Company at a fair value of $1.45 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On July 12, 2021, principal amount of $166,284 convertible debentures of the $322,534 convertible debentures issued on June 15, 2018 was converted into 133,027 units of the Company at a fair value of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

Based on the discount factor of 13.5% over the Debenture's term of three years, the equity portion was valued at $42,818. Accretion for the debenture for the nine months ended September 30, 2021 was $9,999 (2020 - $7,980). Interest for the debenture for the nine months ended September 30, 2021 was $6,493 (2020 - $12,561).

As at September 30, 2021, total interest accrued was $nil (December 31, 2020 - $12,719) and was included in account payables and accrued liabilities.

	September 30, 2021	December 31, 2020
Opening balance	$171,146	$160,487
Accretion	9,999	10,659
Converted	(166,284)	-
Recovery	(14,861)	-
Ending balance	$-	$171,146

11 Share capital and reserves

a) Authorized and outstanding

As at September 30, 2021, the Company had unlimited authorized common shares without par value and 28,692,429 common issued and outstanding (December 31, 2020 - 25,908,233).

b) Share issuances

Fiscal 2021

- On January 27, 2021, the Company closed a non-brokered private placement and issued 250,000 units at a price of $2.00 per unit for gross proceeds of $500,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of $2.50 until January 27, 2023. The Company incurred $7,495 in share issuance costs as part of the transaction.

The fair value of these warrants at the date of grant was estimated at $205,761 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 2 year expected life; 105.96% volatility; risk-free interest rate of 0.16%; and a dividend yield of 0%.

- On February 24, 2021, the Company issued 50,000 common shares share to Genevieve Enterprise Corp. pursuant to a finder's fee agreement. The $105,000 was recorded in consulting fees in the statement of loss and comprehensive loss.

- April 22, 2021, the Company settled debt in the total amount of $178,856 with two of its creditors, by the issuance of 144,239 common shares at a price of $1.24 per share.

- On June 8, 2021, $17,645 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 11,922 units of the Company at a fair value of $1.48 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

The fair value of these warrants at the date of grant was estimated at $1,392 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 0.2 years expected average life; 87.09% volatility; risk-free interest rate of 0.32%; and a dividend yield of 0%.

- On July 12, 2021, $1,567 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 1,080 units of the Company at a fair value of $1.45 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On July 12, 2021, principal amount of $166,284 convertible debentures of the $322,534 convertible debentures issued on June 15, 2018 was converted into 133,027 units of the Company at a fair value of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

The fair value of these warrants at the date of grant was estimated at $16,984 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 0.1 years expected average life; 88.05% volatility; risk-free interest rate of 0.43%; and a dividend yield of 0%.

- On September 14, 2021, the Company closed the non-brokered private placement, issued 878,970 units at a price of $1.65 per Unit for gross proceeds of $1,410,750 and a reduction in accounts payable of $39,551. Each Unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share in the capital of Greenbriar at a price of $2.00 for a period of two years. The Company incurred $14,500 in share issuance costs as part of the transaction.

The fair value of these warrants at the date of grant was estimated at $448,604 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 2 years expected average life; 103.17% volatility; risk-free interest rate of 0.41%; and a dividend yield of 0%.

- During the period ended September 30, 2021, 449,500 stock options were exercised for gross proceeds of $540,749.

- During current period ended, 865,458 shares were issued from warrants exercised for gross proceeds of $1,302,543.

Fiscal 2020

- On January 27, 2020, the Company closed a non-brokered private placement and issued 611,000 units at a price of $0.50 per unit for gross proceeds of $300,000 and a reduction of $5,500 in accounts payable. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of $0.55 until April 21, 2024. The Company incurred $8,500 in share issuance costs related to the financing.

The fair value of these warrants at the date of grant was estimated at $143,370 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 4 year expected life; 107.83% volatility; risk-free interest rate of 1.32%; and a dividend yield of 0%.

- On March 25, 2020, the Company closed a non-brokered private placement and issued 1,000,000 units at a price of $0.50 per unit for gross proceeds of $480,000 and a reduction of $20,000 in accounts payable. Each unit is comprised of one common share and one full common share purchase warrant. Each warrant entitles the holder to acquire one additional common share in the capital of Greenbriar at a price of $0.55 per common share until April 21, 2024. The Company incurred $11,000 in share issuance costs related to the financing.

The fair value of these warrants at the date of grant was estimated at $259,489 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 4 year average life; 109.91% volatility; risk-free interest rate of 0.78%; and a dividend yield of 0%.

- On April 9, 2020, $36,268 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 51,811 units of the Company at a fair value of $0.70 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

The fair value of these warrants at the date of grant was estimated at $4,760 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 1.37-years expected average life; 97.8% volatility; risk-free interest rate of 0.39%; and a dividend yield of 0%.

- On May 1, 2020, the Company closed the non-brokered private placement, issued 1,018,593 units at a price of $0.645 per unit for gross proceeds of $597,008 and a reduction in accounts payable of $59,985. Each unit is comprised of one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one additional share in the capital of Greenbriar at a price of $1.00 until April 21, 2024. The Company incurred $19,928 in share issuance costs related to the financing.

The fair value of these warrants at the date of grant was estimated at $264,468 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 4 year expected average life; 108.77% volatility; risk-free interest rate of 0.34%; and a dividend yield of 0%.

- On June 1, 2020, 25,000 stock option were exercised for gross proceeds of $15,000.

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

On June 11, 2020, principal amount of $50,000 of convertible debentures issued on January 13, 2017 converted into 50,000 shares at a price of $1.00 per unit. Each unit comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2022.

On July 13, 2020, principal amount of $75,000 of convertible debentures issued on January 13, 2017 were converted into 75,000 shares at a price of $1.00 per unit. Each unit comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2022.

Based on the discount factor of 13.5% over the Debenture's term of three years, the equity portion was valued at $16,595. Accretion for the debenture for the nine months ended September 30, 2021 was $nil (2020 - $6,300). Interest for the debenture for the nine months ended September 30, 2021 was $nil (December 31, 2020 - $9,371).

As at September 30, 2021, total interest accrued was $15,340 (December 31, 2020 - $15,340) and was included in account payables and accrued liabilities.

	June 30, 2021	December 31, 2020
Opening balance	$-	$118,700
Accretion	-	6,300
Converted	-	(125,000)
Ending balance	$-	$-

December 2018 Convertible Debt

During the year ended December 31, 2018, the Company agreed to convert $322,534 of loans outstanding from a director into a convertible debenture which grants to the lender certain rights to convert the loan and interest into units of the Company at the conversion price of $1.25 per unit. Each unit is comprised of one share and one half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional share of the Company at a price of $1.50 on or prior to June 15, 2021.

On June 12, 2019, $156,250 of the $322,534 convertible debentures issued on June 15, 2018 was converted into 125,000 shares of the Company at a deemed price of $1.25 per share. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On April 9, 2020, $36,268 interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 51,811 shares of the Company at fair value of $0.70 per share. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On June 8, 2021, $17,645 interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 11,922 shares of the Company at fair value of $1.48 per share.

On July 12, 2021, $1,567 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 1,080 units of the Company at a fair value of $1.45 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On July 12, 2021, principal amount of $166,284 convertible debentures of the $322,534 convertible debentures issued on June 15, 2018 was converted into 133,027 units of the Company at a fair value of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

Based on the discount factor of 13.5% over the Debenture's term of three years, the equity portion was valued at $42,818. Accretion for the debenture for the nine months ended September 30, 2021 was $9,999 (2020 - $7,980). Interest for the debenture for the nine months ended September 30, 2021 was $6,493 (2020 - $12,561).

As at September 30, 2021, total interest accrued was $nil (December 31, 2020 - $12,719) and was included in account payables and accrued liabilities.

	September 30, 2021	December 31, 2020
Opening balance	$171,146	$160,487
Accretion	9,999	10,659
Converted	(166,284)	-
Recovery	(14,861)	-
Ending balance	$-	$171,146

11 Share capital and reserves

a) Authorized and outstanding

As at September 30, 2021, the Company had unlimited authorized common shares without par value and 28,692,429 common issued and outstanding (December 31, 2020 - 25,908,233).

b) Share issuances

Fiscal 2021

- On January 27, 2021, the Company closed a non-brokered private placement and issued 250,000 units at a price of $2.00 per unit for gross proceeds of $500,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of $2.50 until January 27, 2023. The Company incurred $7,495 in share issuance costs as part of the transaction.

The fair value of these warrants at the date of grant was estimated at $205,761 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 2 year expected life; 105.96% volatility; risk-free interest rate of 0.16%; and a dividend yield of 0%.

- On February 24, 2021, the Company issued 50,000 common shares share to Genevieve Enterprise Corp. pursuant to a finder's fee agreement. The $105,000 was recorded in consulting fees in the statement of loss and comprehensive loss.

- April 22, 2021, the Company settled debt in the total amount of $178,856 with two of its creditors, by the issuance of 144,239 common shares at a price of $1.24 per share.

- On June 8, 2021, $17,645 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 11,922 units of the Company at a fair value of $1.48 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

The fair value of these warrants at the date of grant was estimated at $1,392 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 0.2 years expected average life; 87.09% volatility; risk-free interest rate of 0.32%; and a dividend yield of 0%.

- On July 12, 2021, $1,567 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 1,080 units of the Company at a fair value of $1.45 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On July 12, 2021, principal amount of $166,284 convertible debentures of the $322,534 convertible debentures issued on June 15, 2018 was converted into 133,027 units of the Company at a fair value of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

The fair value of these warrants at the date of grant was estimated at $16,984 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 0.1 years expected average life; 88.05% volatility; risk-free interest rate of 0.43%; and a dividend yield of 0%.

- On September 14, 2021, the Company closed the non-brokered private placement, issued 878,970 units at a price of $1.65 per Unit for gross proceeds of $1,410,750 and a reduction in accounts payable of $39,551. Each Unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share in the capital of Greenbriar at a price of $2.00 for a period of two years. The Company incurred $14,500 in share issuance costs as part of the transaction.

The fair value of these warrants at the date of grant was estimated at $448,604 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 2 years expected average life; 103.17% volatility; risk-free interest rate of 0.41%; and a dividend yield of 0%.

- During the period ended September 30, 2021, 449,500 stock options were exercised for gross proceeds of $540,749.

- During current period ended, 865,458 shares were issued from warrants exercised for gross proceeds of $1,302,543.

Fiscal 2020

- On January 27, 2020, the Company closed a non-brokered private placement and issued 611,000 units at a price of $0.50 per unit for gross proceeds of $300,000 and a reduction of $5,500 in accounts payable. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of $0.55 until April 21, 2024. The Company incurred $8,500 in share issuance costs related to the financing.

The fair value of these warrants at the date of grant was estimated at $143,370 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 4 year expected life; 107.83% volatility; risk-free interest rate of 1.32%; and a dividend yield of 0%.

- On March 25, 2020, the Company closed a non-brokered private placement and issued 1,000,000 units at a price of $0.50 per unit for gross proceeds of $480,000 and a reduction of $20,000 in accounts payable. Each unit is comprised of one common share and one full common share purchase warrant. Each warrant entitles the holder to acquire one additional common share in the capital of Greenbriar at a price of $0.55 per common share until April 21, 2024. The Company incurred $11,000 in share issuance costs related to the financing.

The fair value of these warrants at the date of grant was estimated at $259,489 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 4 year average life; 109.91% volatility; risk-free interest rate of 0.78%; and a dividend yield of 0%.

- On April 9, 2020, $36,268 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 51,811 units of the Company at a fair value of $0.70 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

The fair value of these warrants at the date of grant was estimated at $4,760 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 1.37-years expected average life; 97.8% volatility; risk-free interest rate of 0.39%; and a dividend yield of 0%.

- On May 1, 2020, the Company closed the non-brokered private placement, issued 1,018,593 units at a price of $0.645 per unit for gross proceeds of $597,008 and a reduction in accounts payable of $59,985. Each unit is comprised of one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one additional share in the capital of Greenbriar at a price of $1.00 until April 21, 2024. The Company incurred $19,928 in share issuance costs related to the financing.

The fair value of these warrants at the date of grant was estimated at $264,468 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 4 year expected average life; 108.77% volatility; risk-free interest rate of 0.34%; and a dividend yield of 0%.

- On June 1, 2020, 25,000 stock option were exercised for gross proceeds of $15,000.

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

- On June 11, 2020, principal amount of $50,000 of convertible debentures issued on January 13, 2017 in the aggregate amount of $125,000 converted into 50,000 units at a price of $1.00 per unit. Each unit comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2022.

The fair value of these warrants at the date of grant was estimated at $25,446 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 1.59-years expected average life; 107.65% volatility; risk-free interest rate of 0.27%; and a dividend yield of 0%.

- On July 2, 2020, 25,000 stock option were exercised for gross proceeds of $15,000.

- On July 13, 2020, principal amount of $75,000 of convertible debentures issued on January 13, 2017 in the aggregate amount of $75,000 were converted into 75,000 units at a price of $1.00 per unit. Each unit comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2022.

The fair value of these warrants at the date of grant was estimated at $35,431 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 1.5-years expected average life; 105.82% volatility; risk-free interest rate of 0.28%; and a dividend yield of 0%.

- On July 13, 2020, the Company issued 25,000 units at a fair value of $25,000 as units for services. Each unit comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to January 13, 2022.

The fair value of these warrants at the date of grant was estimated at $11,810 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 1.5-years expected average life; 105.82% volatility; risk-free interest rate of 0.28%; and a dividend yield of 0%.

- On November 2, 2020, the Company closed the non-brokered private placement, issued 500,000 units at a price of $1.50 per unit for gross proceeds of $735,750 and a reduction of accounts payable of $14,250. Each unit is comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share in the capital of the Company at a price of $1.75 per until November 2, 2022.

The fair value of these warrants at the date of grant was estimated at $229,756 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 2-year expected average life; 101.09% volatility; risk-free interest rate of 0.26%; and a dividend yield of 0%.

- On September 22, 2020, 100,000 stock option were exercised for gross proceeds of $85,000.

- During year ended December 31, 2020, 2,820,836 shares was issued from warrants exercised for gross proceeds of $2,185,787 and a reduction of accounts payable of $153,750, 150,000 shares was issued from options exercised for gross proceed of $115,000.

c) Stock options

The Board of Directors may grant options to purchase shares from time to time, subject to the aggregate number of common shares of the Company issuable under all outstanding stock options of the Company not exceeding 10% of the issued and outstanding common shares of the Company at the time of the grant. The options are exercisable over a period established at the time of issuance to buy shares of the Company for a period not exceeding ten years, at a price not less than the minimum price permitted by the exchange. The vesting schedule for an option, if any, shall be determined by the Board of Directors at the time of issuance.

- On July 7, 2021, the Company issued 350,000 incentive stock option to a consultant of the Company exercisable at $1.35 per share for a period of 3 years. The fair value of the share options was estimated at $363,106 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 100.97%, dividend payment during life of option was nil, risk free interest rate 0.66%, weighted average exercise price $1.35, weighted average fair value per option $0.77, share price $1.59.

- On May 25, 2021, the Company issued 30,000 incentive stock option to a consultant of the Company exercisable at $1.50 per share for a period of 2 years. The fair value of the share options was estimated at $23,820 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 2 years, expected stock price volatility 105.28%, dividend payment during life of option was nil, risk free interest rate 0.30%, weighted average exercise price $1.50, weighted average fair value per option $0.79, share price $1.47.

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

- On January 20, 2021, the Company issued 350,000 incentive stock option to a consultant of the Company exercisable at $2.00 per share for a period of 3 years. The fair value of the share options was estimated at $599,397 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 115.92%, dividend payment during life of option was nil, risk free interest rate 0.20%, weighted average exercise price $2.00, weighted average fair value per option $1.71, share price $2.40.

- On January 15, 2020, the Company issued 100,000 incentive stock option to a consultant of the Company exercisable at $0.60 per share for a period of 5 years with an 18-month vesting provision. The fair value of the share options was estimated at $39,709 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 5 years with an 18-month vesting provision, expected stock price volatility 107%, dividend payment during life of option was nil, risk free interest rate 1.54%, weighted average exercise price $0.60, weighted average fair value per option $0.40, weighted average share price $0.52.

- On May 21, 2020, the Company granted 200,000 stock options to a consultant of the Company exercisable at $1.38 for a period of 2 years.  The fair value of the share options was estimated at $143,524 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 2 years, expected stock price volatility 99.56%, dividend payment during life of option was nil, risk free interest rate 0.30%, weighted average exercise price $1.38, weighted average fair value per option $0.72, weighted average share price $1.38.

- On October 13, 2020, the Company granted 50,000 incentive stock options to Company consultant exercisable at $1.50 per share for a period of 2 years. The fair value of the share options was estimated at $42,514 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 2 years, expected stock price volatility 100.95%, dividend payment during life of option was nil, risk free interest rate 0.25%, weighted average exercise price $1.50, weighted average fair value per option $0.85, weighted average share price $1.58.

- On December 3, 2020, the Company issued 550,000 incentive stock option to two consultants of the Company exercisable at $1.50 per share for a period of 3 years. The fair value of the share options was estimated at $509,812 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 106.52%, dividend payment during life of option was nil, risk free interest rate 0.3%, weighted average exercise price $1.50, weighted average fair value per option $0.93, weighted average share price $1.45.

Total share options granted during the nine months ended September 30, 2021 were 730,000 (December 31, 2020 - 900,000). Total share-based payment expense recognized for the fair value of share options granted and vested during the nine months ended September 30, 2021 was $970,275 (2020 - $262,729).

A summary of stock option information as at September 30, 2021 and December 31, 2020 is as follows:

	September 30, 2021		December 31, 2020
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	2,050,000	$1.20	1,300,000	$1.03
Granted	730,000	1.67	900,000	1.37
Exercised	(449,500)	1.20	(150,000)	0.77
Outstanding - end of period	2,330,500	$1.35	2,050,000	$1.20

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

The following table discloses the number of options and vested options outstanding as at September 30, 2021:

Number of options outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options Outstanding and exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
275,000	1.10	1.54	275,000	1.10	1.54
250,000	1.20	0.89	250,000	1.20	0.89
500,000	1.00	2.65	500,000	1.00	2.65
100,000	1.38	0.64	100,000	1.38	0.64
30,000	1.50	1.65	30,000	1.50	1.65
550,000	1.50	2.14	550,000	1.50	2.14
275,500	2.00	2.31	275,500	2.00	2.31
350,000	1.35	2.77	350,000	1.35	2.77
2,330,500	$1.34	2.09	2,330,500	$1.34	2.09

The following table discloses the number of warrants outstanding as at:

	September 30, 2021		December 31, 2020
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	$1,624,293	$1.18	2,456,415	$1.23
Granted	1,201,985	2.07	2,737,664	1.49
Exercised	(865,458)	1.51	(2,820,836)	0.83
Expired	(201,350)	1.50	(748,950)	1.60
Outstanding - end of period	1,759,470	$1.59	1,624,293	$1.18

Outstanding warrants	Expiry Date	Exercise price
11,000	April24,2024	$0.55
520,000	April24,2024	$0.55
37,500	January13,2022	$1.50
12,500	January13,2022	$1.50
49,500	November2,2022	$1.75
250,000	January27,2023	$2.50
878,970	September14,2023	$2.00
1,759,470

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

12 Financial instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.

Categories of financial instrument

	September 30, 2021		December 31, 2020
	Carrying value $	Fair value $	Carrying value $	Fair value $
Financial assets
Fair value through profit and loss ("FVTPL")
Cash	45,747	45,747	47,672	47,672
Advance on private placement	1,971,000	1,971,000	-	-
Marketable securities	987,228	987,228	2,992,500	2,992,500
Amortized cost
Other receivables	10,013	10,013	2,274	2,274
Related Company loan receivable	-	-	1,301,013	1,301,013

Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	4,478,835	4,478,835	1,975,542	1,975,542
Convertible debenture	-	-	171,146	1,71,146
Loan payable	705,198	705,198	846,214	846,214

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

Level 1 - quoted prices in active markets for identical securities

Level 2 - significant observable inputs other than quoted prices included in Level 1

Level 3 - significant unobservable inputs

The Company did not move any instruments between levels of the fair value hierarchy during the period ended September 30, 2021 and December 31, 2020.

The fair values of all financial instruments are considered to approximate their carrying values due to their short-term nature.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rates through the interest earned on cash balances, deposits, and loans; however, management does not believe this exposure is significant.

Credit risk

The Company is exposed to credit risk through its cash, which is held in large Canadian financial institutions with high credit rating, and other receivables. The Company believes the credit risk is insignificant. The Company's exposure is limited to amounts reported within the statement of financial position.

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. In order to meet its financial obligations, the Company will need to generate cash flow from the sale or otherwise disposition of property or raise additional funds. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating commitments:

	Less than 1 year		Over 1 year	Total
Accounts payable and accrued liabilities	$4,478,835		$-	$4,478,835
Loan payables	705,198		-	705,198
Total	$5,184,033	$	- 163,137	$5,184,033

Foreign exchange risk

The Company operates in Canada and the United States and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in Canadian dollars. Fluctuations of the operating currencies in relation to the Canadian dollar will have an impact upon the reported results of the Company and may also affect the value of the Company's assets and liabilities.

The Company's financial assets and liabilities as at September 30, 2021 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$45,938	$(191)	$45,747
Other receivables	10,013	-	10,013
Advance on private placement	1,971,000	-	1,971,000
Marketable securities	987,228	-	987,228
	3,014,179	(191)	3,013,988
Financial liabilities
Accounts payable and accrued liabilities	$(474,481)	$(4,004,354)	$(4,478,835)
Loan payable	(319,660)	(385,538)	(705,198)
Net financial liabilities	$2,220,038	$(4,390,083)	$(2,170,045)

The Company's financial assets and liabilities as at December 31, 2020 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$47,802	$(130)	$47,672
Other receivables	2,274	-	2,274
Loan receivable	842,600	458,413	1,301,013
Marketable securities	2,992,500	-	2,992,500
	3,885,176	458,283	4,343,459
Financial liabilities
Accounts payable and accrued liabilities	(1,060,455)	(915,087)	(1,975,542)
Convertible debentures	(171,146)	-	(171,146)
Loan payable	(433,889)	(412,325)	(846,214)
Net financial liabilities	$2,219,686	$(869,129)	$1,350,557

The Company's reported results will be affected by changes in the US dollar to Canadian dollar exchange rate. As of September 30, 2021, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial liabilities by approximately $439,008 (December 31, 2020 - $86,913). A 10% depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

13 Capital management

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders. The primary use of capital will be used for the development of its properties and acquisitions.

The Company considers the items included in short-term loans and shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, business opportunity and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares or return capital to its shareholders. The Company is not exposed to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis. During the period ended September 30, 2021, there has been no change in the Company's management of capital policies.

14 Segment disclosures

The Company is primarily involved in the acquisition and development of wind and solar energy farms in the United States and renewable energy projects in Canada and has determined that its reportable operating segment is based on the fact that the Company's projects have the same economic characteristics and represent the manner in which the Company's chief decision maker views and evaluates the Company's business.

The Company currently has two geographic segments: Canada and the United States of America ("USA"). The head office operates in Canada and the Company's long-term assets are in the USA.

The Company has one reportable operating segment.

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

	Canada	USA	Total
As at September 30, 2021
Total assets	$3,137,273	$7,078,061	$10,215,334
Non-current assets	60,670	7,078,245	7,138,915
As at December 31, 2020
Total assets	$4,393,114	$6,401,819	$10,794,933
Non-current assets	-	6,401,819	6,401,819

	Canada	USA	Total
Period ended September 30, 2021
Nine months operating income (loss)	$(8,021,502)	$(28,635)	$(8,050,137)
Nine months income (loss) for the period	(8,021,502)	(28,635)	(8,050,137)
Three months operating income (loss)	(5,140,182)	(24,936)	(5,165,118)
Three months income (loss) for the period	(5,140,182)	(24,936)	(5,165,118)
Period ended September 30, 2020
Nine months operating income (loss) for the period	$(2,044,340)	$(95,970)	$(2,140,310)
Three months operating income (loss) for the period	(3,449,439)	(23,748)	(3,473,177)

15 Related party transactions

The Company's related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors or companies with common directors of the Company.

The Company incurred the following expenses with related parties during the nine months ended September 30:

	2021	2020
Management fees	$496,007	$140,841
Share-based payments	-	262,729
Total	$496,007	$403,570

On July 1, 2014, the Company entered into a consulting contract with the President of the Company. The agreement provides for an annual fee of US $120,000 in which the President will lead all the wind and solar development in obtaining permitting, environmental compliance and raising of capital to construct the renewable energy facilities ("Annual Fee").  In addition, the Company agrees to reimburse all reasonable expense incurred related to office expenses, daily travel per diem, mileage expense and health and life insurance premium expense.  Further, upon the Company closing certain development milestones allowing for an equity raise of at least US $2 Million or the sale of any Company assets or project rights including the Tehachapi land whichever comes first, the agreement provides for a one-time payment of US $250,000 in recognition of the President's unpaid work in support of the Company's projects since March 2013.  Lastly, the President will be paid a US$3 Million development completion bonus at the time the Montalva Solar Project completes all key milestones necessary for the Company to obtain project financing for the Montalva Solar Project.

On October 15, 2016, the President entered into an amended compensation agreement with the Company. Under this new agreement, the President agreed to settle all unpaid fees and late penalties with a US$168,750 loan at interest of 8% per annum compounded semi-annually. His base fee will be reduced to US$5,000 per month until such time as a PPOA for a project has been executed with PREPA or other such milestone has occurred as determined by the board. The fee will then be reverted back to US$10,000 per month. Further the development completion award for the Montalva solar project will be reduced to US$1.95 million from the initial US$3 million.

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

On August 13, 2018, the Company renegotiated the terms of an outstanding loan comprising certain debt due to Clifford M. Webb, the Company's President, for services rendered to the Company. Mr. Webb has agreed to extend the term of the loan until June 15, 2021. In recognition of Mr. Webb's efforts to move the Company's Montalva project in Puerto Rico forward to date and as a further inducement to ensure Mr. Webb's continued contribution to the advancement of the Montalva Project, the Company has agreed to grant a bonus of $65,000 to Mr. Webb. During the year ended December 31, 2018, the Company agreed to convert $322,534 of the loans outstanding into a convertible debenture granted to the lender the ability to convert the loan and interest into units of the Company at the conversion price of $1.25 per unit. Each unit is comprised of one share and one half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional share of the Company at a price of $1.50 on or prior to June 15, 2021. (Note 10 and 11)

On June 12, 2019, $156,250 of the $322,534 convertible debentures issued on June 15, 2018 was converted into 125,000 units of the Company at a price of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to June 15, 2021.

On April 9, 2020, $36,268 of the $322,534 convertible debentures issued on June 15, 2018 interest was converted into 51,811 shares of the Company at a fair value of $0.70 per share. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On June 8, 2021, $17,645 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 11,922 units of the Company at a fair value of $1.48 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On July 15, 2021, $166,284 of the $322,534 convertible debentures issued on June 15, 2018 was converted into 133,027 units of the Company at a price of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to June 15, 2021.

On July 15, 2021, $1,567 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 1,080 units of the Company at a fair value of $1.45 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

During the nine months ended September 30, 2021, the President charged the Company $72,762 (2020 - $60,841) under the contract. As at September 30, 2021, included in accounts payable are fees and expenses due to the President of the Company of $14,634 (December 31, 2020 - $167,444).

During the nine months ended September 30, 2021, a Company controlled by the CFO charged the Company $60,000 (2020 - $60,000) related to services.

During the nine months ended September 30, 2021, related party loan interest of US $43,186 (December 31, 2020 - US $52,991) was capitalized to power project acquisition and development costs. (Note 6).

As at September 30, 2021, the Company had a loan of $17,021 (December 31, 2020- receivable of $1,310,013) payable to Captiva. The loan is non-interest bearing and is repayable upon demand. The loan represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva. During the current period, Captiva repaid the loan receivable and the Company has advanced Captiva $1,971,000 to participate in the Captiva non-brokered private placement at a price of $0.27 per unit, in addition to additional funds. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one additional common share in the capital of Captiva at a price of $0.75 per warrant until February 8, 2023. The Company is awaiting TSX-V approval regarding the investment before the shares are issued.

On August 4, 2021, the Company declared USD $2,490,000 in bonus awards to executives and directors of the Company in recognition of receiving full entitlement approval by local authorities for the Sage Ranch project.  The awards were made in recognition of the many years of perseverance and effort involved in getting the project approved, reducing materially management salaries and director fees, and maintaining efforts to conserve cash. The expense was recording as consulting fees in the statement of loss and comprehensive loss.

As at September 30, 2021, the Company had $78,722 (December 31, 2020 - $183,387) in accounts payable to related parties.

Greenbriar Capital Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(amounts expressed in Canadian dollars, except where indicated)

16 Commitments and contingencies

As at September 30, 2021, the Company had the following commitments and contingencies outstanding:

	Within 1 year	Over 1 year	Total
PBJL Share transfer (ii)	$637,050	-	$637,050
Total	$637,050	-	$637,050

i) The Company entered into four separate land options agreements with Jose Arturo Acosta, leasing a total of 1,590 acres of land in the Municipality of Lajas and Guanica of Puerto Rico.  The Company made initial payments on the execution date of each options agreement and will thereafter pay advances for each successive four-month period during the option terms.  The annual rent will be revised once the land area needed for the energy facility is determined and will have an initial term of twenty-five years with an extension of four consecutive periods of five years each.

ii) On April 23, 2013, 330 common shares, approximately 33% interest, of PBJL were transferred between the spouse of an officer to AG Solar and the Company.  The Company may be required to pay approximately US $500,000 for these shares on terms yet to be negotiated.  Any future payments will be subject to available funds and the completion of a significant financing of the Company in the future.

iii) The Company executed a USD $195 Million project financing mandate with Voya Investment Management, LLC ("Voya") for the Company's Monalva Project. As compensation for entering into this letter, the Company hereby agrees to issue to Voya, on the date on which a trigger event occurs, warrants to purchase 3,500,000 common shares of the Company at a strike price of $1.00, exercisable at any time within five years from the date hereof. For the purposes of this letter, a "Trigger Event" means the earliest of: (a) issuance of notice to proceed to start construction of the Project, (b) closing of the Loans referred to in the attached Term Sheet, (c) closing of financing equal to more than 50% of the cost of the Project, (d) transfer of ownership of over 50% of the Project, measured from the date hereof, (e) sale or transfer of over $25 million in Company shares, (f) Company shares trading at or above $3.00, (g) change of control of the Company, whereby more than 50% of the shares are owned or under the control of one investor, or over 50% of the board of directors have been appointed by one investor, or (h) PREPA or its successor is rated investment grade by at least one nationally recognized rating agency ("NRSRO"), or (i) PREPA's Power Purchase and Operating Agreement with the Project, or Project-related obligations, are guaranteed by an entity rated investment grade by a NRSRO. This agreement has been extended to February 15, 2022.

17 Subsequent events

On November 8, 2021, the Company closed a non-brokered private placement and issued 300,000 units at a price of $1.65 per unit for gross proceeds of $495,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $1.75 for a period of two years.